                                            Registration Statement No. 333-65942
                                                                       811-08225

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                               Pre-Effective No. 1
                                       and
         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                         Post-Effective Amendment No. 12

                THE TRAVELERS FUND BD III FOR VARIABLE ANNUITIES
                ------------------------------------------------
                           (Exact name of Registrant)

                         THE TRAVELERS INSURANCE COMPANY
                         -------------------------------
                               (Name of Depositor)

                  ONE TOWER SQUARE, HARTFORD, CONNECTICUT 06183
                  ---------------------------------------------
              (Address of Depositor's Principal Executive Offices)

        Depositor's Telephone Number, including area code: (860) 277-0111
                                                           --------------

                                ERNEST J. WRIGHT
                         The Travelers Insurance Company
                                One Tower Square
                           Hartford, Connecticut 06183
                           ---------------------------
                     (Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering:       As soon as practicable following the
                                                    effectiveness of the Registration Statement

It is proposed that this filing will become effective (check appropriate box):

N/A     immediately upon filing pursuant to paragraph (b) of Rule 485.
-----
N/A     on ___________ pursuant to paragraph (b) of Rule 485.
-----
N/A     60 days after filing pursuant to paragraph (a)(1) of Rule 485.
-----
N/A     on ___________ pursuant to paragraph (a)(1) of Rule 485.
-----

If appropriate, check the following box:

______ this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                                     PART A

                      Information Required in a Prospectus

                TRAVELERS PROTECTED EQUITY PORTFOLIO PROSPECTUS:
                THE TRAVELERS FUND BD III FOR VARIABLE ANNUITIES
                THE TRAVELERS FUND BD IV FOR VARIABLE ANNUITIES

This prospectus describes TRAVELERS PROTECTED EQUITY PORTFOLIO, a single premium deferred variable annuity contract (the "Contract") issued by The Travelers Insurance Company or The Travelers Life and Annuity Company, depending on the state in which you purchased your Contract. The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("qualified Contracts") as well as those that do not qualify for such treatment ("nonqualified Contracts"). Travelers Protected Equity Portfolio is issued as an individual Contract.

Your premium ("purchase payment") accumulates on a variable basis in the Equity Index Portfolio of the Greenwich Series Fund (the "Index Portfolio"). If you have held your Contract for at least 10 years, or if you annuitize your Contract, you may transfer some or all of your contract value to the Travelers Money Market Portfolio. Your contract value before the maturity date and the amount of monthly income afterwards will vary daily to reflect the investment experience of the Index Portfolio and/or the Money Market Portfolio.

In addition, we will guarantee that on the Principal Protection Expiration Date (the last day of the tenth Contract Year), your Contract will be worth at least 100% of your purchase payment, adjusted for withdrawals, even if the value of your Contract on that date is less than your purchase payment.

The Contract and/or certain contract features may not be available in all states. THE CURRENT PROSPECTUSES FOR THE UNDERLYING FUNDS THAT SUPPORT THE VARIABLE FUNDING OPTIONS MUST ACCOMPANY THIS PROSPECTUS. READ AND RETAIN THEM FOR FUTURE REFERENCE.


This prospectus provides the information that you should know before investing in the Contract. You can receive additional information about your Contract by requesting a copy of the Statement of Additional Information ("SAI") dated October 10, 2001. We filed the SAI with the Securities and Exchange Commission ("SEC"), and it is incorporated by reference into this prospectus. To request a copy, write to The Travelers Insurance Company, Annuity Investor Services, One Tower Square, Hartford, Connecticut 06183, call 1-800-842-8573 or access the SEC's website (http://www.sec.gov). See Appendix A for the SAI's table of contents.


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.


                          PROSPECTUS OCTOBER 10, 2001

                               TABLE OF CONTENTS


Index of Special Terms................      2
Summary...............................      3
Fee Table.............................      6
Condensed Financial Information.......      7
The Annuity Contract..................      7
     Contract Owner Inquiries.........      7
     Purchase Payments................      7
     Accumulation Units...............      8
     The Variable Funding Options.....      8
     Principal Protection Benefit.....      8
     Principal Protection Expiration
       Date...........................      9
Charges and Deductions................      9
     General..........................      9
     Contingent Deferred Sales
       Charge.........................     10
     Free Withdrawal Allowance........     10
     Principal Protection Fee.........     10
     Administrative Charges...........     11
     Mortality and Expense Risk
       Charge.........................     11
     Variable Funding Option
       Expenses.......................     11
     Premium Tax......................     11
     Changes in Taxes Based Upon
       Premium or Value...............     12
Transfers.............................     12
Access to Your Money..................     12
     Systematic Withdrawals...........     12
Ownership Provisions..................     12
     Types of Ownership...............     12
     Contract Owner...................     12
     Beneficiary......................     13
     Annuitant........................     13
Death Benefit.........................     13
     Death Proceeds Before the
       Maturity Date..................     13
     Payment of Proceeds..............     14
     Death Proceeds After the Maturity
       Date...........................     15
The Annuity Period....................     15
     Maturity Date....................     15
     Allocation of Annuity............     16
     Variable Annuity.................     16
     Fixed Annuity....................     17
Payment Options.......................     17
     Election of Options..............     17
     Annuity Options..................     17
Miscellaneous Contract Provisions.....     18
     Right to Return..................     18
     Termination......................     18
     Required Reports.................     18
     Suspension of Payments...........     18
The Separate Accounts.................     19
     Performance Information..........     19
Federal Tax Considerations............     20
     General Taxation of Annuities....     20
     Types of Contracts: Qualified or
       Nonqualified...................     20
     Nonqualified Annuity Contracts...     21
     Qualified Annuity Contracts......     21
     Penalty Tax for Premature
       Distributions..................     21
     Diversification Requirements for
       Variable Annuities.............     21
     Ownership of the Investments.....     22
     Mandatory Distributions for
       Qualified Plans................     22
     Taxation of Death Benefit
       Proceeds.......................     22
Other Information.....................     22
     The Insurance Companies..........     22
     Financial Statements.............     22
     Distribution of Variable Annuity
       Contracts......................     22
     Conformity with State and Federal
       Laws...........................     23
     Voting Rights....................     23
     Legal Proceedings and Opinions...     23
APPENDIX A: Contents of the Statement
  of Additional Information...........    A-1


                             INDEX OF SPECIAL TERMS

The following terms are italicized throughout the prospectus. Refer to the page listed for an explanation of each term.

Accumulation Unit.....................     11
Accumulation Period...................     11
Annuitant.............................     18
Annuity Payments......................     22
Annuity Unit..........................     23
Contingent Annuitant..................     18
Contract Date.........................     10
Contract Owner........................     10
Contract Value........................     10
Contract Year.........................     10
Death Report Date.....................     19
Joint Owner...........................     18
Maturity Date.........................     22
Purchase Payment......................     11
Underlying Fund.......................     11
Written Request.......................     10

                                    SUMMARY:
                      TRAVELERS PROTECTED EQUITY PORTFOLIO

THIS SUMMARY DETAILS SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. PLEASE READ THE ENTIRE PROSPECTUS CAREFULLY.

WHAT COMPANY WILL ISSUE MY CONTRACT? Your issuing company is either The Travelers Insurance Company or The Travelers Life and Annuity Company, ("the Company," "We" or "Us") depending on where you reside. Each company sponsors its own segregated asset account ("Separate Account"). The Travelers Insurance Company sponsors the Travelers Fund BD III for Variable Annuities ("Fund BD III"); The Travelers Life and Annuity Company sponsors the Travelers Fund BD IV for Variable Annuities ("Fund BD IV"). When we refer to the Separate Account, we are referring to either Fund BD III or Fund BD IV, depending upon your issuing Company.

Your issuing Company is The Travelers Life and Annuity Company unless you reside in one of the following locations. The Travelers Insurance Company issues Contracts in the locations listed below:


Bahamas                 New York
British Virgin Islands  North Carolina
Guam                    Puerto Rico
Kansas                  Tennessee
Maine                   U.S. Virgin Islands
New Hampshire           Wyoming


You may also refer to the cover page of your Contract for the name of your issuing company. You may only purchase a Contract in states where the Contract has been approved for sale. The Contract may not currently be available for sale in all states.

CAN YOU GIVE ME A GENERAL DESCRIPTION OF THE CONTRACT? We designed the Contract for retirement savings or other long-term investment purposes. The Contract provides a death benefit as well as guaranteed payout options. Your payment is automatically directed to the Index Portfolio.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase. During the accumulation phase generally, under a qualified contract, your pre-tax contribution accumulates on a tax-deferred basis and is taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. During the accumulation phase, under a nonqualified contract, earnings on your after-tax contribution accumulates on a tax-deferred basis and is taxed as income when you make a withdrawal. The payout phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (annuity payments) you receive during the payout phase.

During the payout phase, you may choose one of a number of annuity options through which you receive income payments from the variable funding options. If you elect variable income payments, the dollar amount or your payments may increase or decrease. Once you choose one of the annuity options and begin to receive payments, it cannot be changed.


PRINCIPAL PROTECTION BENEFIT With the Principal Protection Benefit, you receive, at the end of ten years, 100% of your purchase payment less any withdrawals and related withdrawal charges, or the contract value -- whichever is greater.



After the end of the tenth contract year, you may (a) remain in the Contract fully invested in the Index Portfolio without a Principal Protection Benefit;
(b) remain in the Contract and transfer all of your contract value to the Money Market Portfolio; (c) remain in the contract and transfer part of your contract value to the Money Market Portfolio while leaving the remainder of your contract value in the Index Portfolio without the Principal Protection Benefit, (d) purchase another Protected Equity Portfolio contract with the Principal Protection Benefit, (e) transfer to another annuity contract or (f) withdraw your contract value. Unless you inform us in writing of a different investment choice, at the end of the tenth contract year, we will transfer your contract value to the Money Market Portfolio.



Any partial amounts you withdraw from your contract (including the withdrawal charge) will reduce the amount of principal guaranteed proportionately. The Principal Protection Feature covers the remaining contract value. If you make a full withdrawal before the end of the tenth contract year, the Principal Protection Benefit is no longer in effect. Depending on market conditions, the cash surrender value may be more or less that the guaranteed principal amount.



WHO SHOULD PURCHASE THIS CONTRACT? The Contract is currently available for use in connection with (1) individual nonqualified purchases; (2) Individual Retirement Annuities (IRAs); and (3) Section 403(b) Rollovers (TSA rollover); and (4) Section 401 Rollovers. Purchase of this Contract through a tax qualified retirement plan ("Plan") does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, if you are purchasing this Contract through a Plan, you should consider purchasing this Contract for its Death Benefit, Annuity Option Benefits, and other non-tax-related benefits.


You may purchase the Contract with a single payment of at least $10,000. At this time, the Company does not permit additional payments.

IS THERE A RIGHT TO RETURN PERIOD? If you cancel the Contract within ten days after you receive it, you will receive a full refund of your contract value plus any Contract charges and premium taxes you paid (but not fees and charges assessed by the Index Portfolio). Where state law requires a longer right to return period, or the return of purchase payment, the Company will comply. You bear the investment risk during the right to return period; therefore, the contract value we return may be greater or less than your purchase payment.

If you purchased your Contract as an Individual Retirement Annuity, and you return it within the first seven days after delivery, we will refund your full purchase payment. During the remainder of the right to return period, we will refund your contract value (including charges we assessed). We will determine your contract value at the close of business on the day we receive a written request for a refund.

CAN YOU GIVE A GENERAL DESCRIPTION OF THE VARIABLE FUNDING OPTIONS AND HOW THEY OPERATE? Through its subaccount, the Separate Account uses your purchase payment to purchase units, at your direction, of the Index Portfolio. In turn, the Index Portfolio invests in an underlying mutual fund ("underlying fund") that holds securities consistent with its investment policy. The value of your contract will vary depending on market conditions.

Transfers from the Index Portfolio to the Money Market Portfolio are not permitted until the end of the tenth contract year. If you should transfer into the Money Market Portfolio at that time, the Separate Account would purchase units of the Money Market Portfolio in the same way units of the Index Portfolio were purchased using your initial purchase payment.

WHAT EXPENSES WILL BE ASSESSED UNDER THE CONTRACT? The Contract has insurance features and investment features, and there are costs related to each. We deduct an administrative expense charge and a mortality and expense risk ("M&E") charge daily from the amounts you allocate to the Separate Account. We deduct the administrative expense charge at an annual rate of 0.15% and deduct the M&E at an annual rate of 1.25%. For Contracts with a value of less than $50,000, we also deduct an annual administrative charge of $30. Both funding options also charge for management and other expenses.


The Principal Protection Benefit provides that you will receive 100% of your single payment, less partial withdrawals and related withdrawal charges, on the Principal Protection Expiration Date.

There is an annual charge of up to 2.50%. There is no refund of the Principal Protection Fee.



We will apply a withdrawal charge to withdrawals from the Contract, and will calculate it as a percentage of the purchase payment withdrawn. The maximum percentage is 9%, decreasing to 0% in years eleven and later.


HOW WILL MY PURCHASE PAYMENT AND WITHDRAWALS BE TAXED? Generally, the payment you make to purchase a qualified Contract is made with before-tax dollars. Generally, you will be taxed on your purchase payment and on any earnings when you make a withdrawal or begin receiving annuity payments. Under a nonqualified Contract, your purchase payment is made with after-tax dollars, and earnings will generally accumulate tax-deferred. You will be taxed on these earnings when they are withdrawn from the Contract. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

For owners of qualified Contracts, if you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts.

HOW MAY I ACCESS MY MONEY? You can take withdrawals any time during the accumulation phase. Withdrawal charges, income taxes, and/or a penalty tax may apply to taxable amounts withdrawn.

WHAT IS THE DEATH BENEFIT UNDER THE CONTRACT? The death benefit applies upon the first death of the contract owner, joint owner, or annuitant. Assuming you are the Annuitant, if you die before the Contract is in the payout phase, the person you have chosen as your beneficiary will receive a death benefit. We calculate the death benefit value at the close of the business day on which our Home Office receives (1) due proof of death and (2) written payment instructions. Please refer to the Death Benefit section in the prospectus for more details.

WHERE MAY I FIND OUT MORE ABOUT ACCUMULATION UNIT VALUES? Because the contracts offered through this prospectus are newly registered, as of the date of this prospectus there are no accumulation unit values.

                                   FEE TABLE
--------------------------------------------------------------------------------

The purpose of the following Fee Table is to assist contract owners in understanding the various costs and expenses that you will bear, directly or indirectly, if you purchase this Contract. See "Charges and Deductions" in this prospectus for additional information. Expenses shown do not include premium taxes, which may be applicable. "Other Expenses" include operating costs of each underlying fund. Each fund reflects these expenses in its net asset value; the expenses are not deducted from your contract value.

TRANSACTION EXPENSES


    CONTINGENT DEFERRED SALES CHARGE
    (as a percentage of the purchase
           payment withdrawn)
    --------------------------------
  YEARS SINCE
    PURCHASE
  PAYMENT MADE                   CHARGE
      0-1                          9%
       2                           9%
       3                           8%
       4                           8%
       5                           7%
       6                           6%
       7                           5%
       8                           4%
       9                           3%
       10                          2%
  11 and over                      0%



ANNUAL SEPARATE ACCOUNT CHARGES
(as a percentage of the average daily net assets of the Separate Account)


----------------------------------------------------------------------
Mortality & Expense Risk Charge.............................    1.25%
Principal Protection Fee (maximum)..........................    2.50%
Administrative Expense Charge...............................    0.15%
                                                              -------
  Total Separate Account Charges............................    3.90%

OTHER ANNUAL CHARGES

ANNUAL CONTRACT ADMINISTRATIVE CHARGE
         (Waived if contract value is $50,000 or more))     $30

VARIABLE FUNDING OPTION EXPENSES:
(as a percentage of average daily net assets of the Funding Option as of December 31, 2000, unless otherwise noted)


                                                                                          TOTAL ANNUAL
                                                                                           OPERATING
FUNDING OPTION:                                      MANAGEMENT FEE    OTHER EXPENSES       EXPENSES
-------------------------------------------------------------------------------------------------------
GREENWICH STREET SERIES FUND
  Equity Index Portfolio -- Class I Shares*........       0.21%             0.02%             0.23%
MONEY MARKET PORTFOLIO**...........................       0.38%             0.02%             0.40%



 *The Management Fee includes 0.06% for fund administration.



** This fund is available only if you have held your contract for 10 years.


EXAMPLES


These examples show what your costs would be under certain hypothetical situations. The examples do not represent past or future expenses. Your actual expenses may be more or less than those shown. We base examples on estimated annual expenses. The examples for the Index Portfolio include the deduction of the maximum Principal Protection Fee of 2.50%. The examples assume that the $30 annual administrative charge is equivalent to 0.015% of the estimated average Separate Account contract value.

EXAMPLE* --

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets, and the charges reflected in the expense table above:


                                   IF CONTRACT IS SURRENDERED AT THE           IF CONTRACT IS NOT SURRENDERED OR
                                          END OF PERIOD SHOWN:                ANNUALIZED AT END OF PERIOD SHOWN**:
                                ----------------------------------------    ----------------------------------------
FUNDING OPTION:                 1 YEAR    3 YEARS    5 YEARS    10 YEARS    1 YEAR    3 YEARS    5 YEARS    10 YEARS
--------------------------------------------------------------------------------------------------------------------
GREENWICH STREET SERIES FUND
  Equity Index Portfolio --
    Class I Shares............   132        206        282        453         42        126        212        433
MONEY MARKET PORTFOLIO*.......    43        131        219        447         43        131        219        447



 *Expenses for the Money Market Portfolio would not be incurred until this fund becomes available in contract year eleven.


                        CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------

Because the contracts offered through this prospectus are newly registered, there is no condensed financial information as of the date of this prospectus.

                              THE ANNUITY CONTRACT
--------------------------------------------------------------------------------
Travelers Protected Equity Portfolio is a contract between the contract owner ("you") and the Company. We describe your rights and benefits in this prospectus and in the Contract. There may be differences in your Contract because of the requirements of the state where we issued your Contract. We will include any such differences in your Contract.

You make a purchase payment to us and we credit it to your Contract. We promise to pay you an income, in the form of annuity payments, beginning on a future date that you choose, the maturity date. The purchase payment accumulates tax deferred in the Index Portfolio during the first ten years of your Contract, and/or the Money Market Portfolio starting in contract year eleven. The contract owner assumes the risk of gain or loss according to the performance of each fund. The contract value is the amount of purchase payment, plus or minus any investment experience. The contract value also reflects all withdrawals made and charges deducted. After contract year ten, there is no guarantee that at the maturity date the contract value will exceed the amount of the purchase payment made under the Contract. The date the contract and its benefits become effective is referred to as the contract date. Each 12-month period following the contract date is called a contract year.

Certain changes and elections must be made in writing to the Company. Where the term "written request" is used, it means that you must send written information to our Home Office in a form and content satisfactory to us.

CONTRACT OWNER INQUIRIES

Any questions you have about your Contract should be directed to our Home Office at 1-800-842-8573.

PURCHASE PAYMENTS

Your purchase payment is due and payable before the Contract becomes effective, and must be at least $10,000. Under certain circumstances, we may waive the minimum purchase payment requirement. Purchase payments over $1,000,000 may be made only with our prior consent.

We will apply your purchase payment less any applicable premium tax (net purchase payment) within two business days after we receive it in good order at our Home Office. A business day is any day that the New York Stock Exchange is open for regular trading (except when trading is restricted due to an emergency as defined by the Securities and Exchange Commission).

ACCUMULATION UNITS

The period between the contract date and the maturity date is the accumulation period. During the accumulation period, an accumulation unit is used to calculate the value of a Contract. An accumulation unit works like a share of a mutual fund. Each funding option has a corresponding accumulation unit value. The accumulation units are valued each business day and their values may increase or decrease from day to day. The number of accumulation units we will credit to your Contract once we receive a purchase payment is determined by dividing the amount directed to each funding option by the value of its accumulation unit. We calculate the value of an accumulation unit for each funding option each day the New York Stock Exchange is open. The values are calculated as of 4:00 p.m. Eastern time. After the value is calculated, we credit your Contract. During the annuity period (i.e., after the maturity date), you are credited with annuity units.

THE VARIABLE FUNDING OPTIONS

Both the Index Portfolio and the Money Market Portfolio are subaccounts of the Separate Account. The subaccounts invest in the underlying funds. You are not investing directly in the underlying fund. Each underlying fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. You will find detailed information about the funds and their inherent risks in the current fund prospectuses for the underlying funds that must accompany this prospectus. Please read the prospectuses carefully before investing. There is no assurance that any of the underlying funds will meet its investment objectives. Contact your registered representative or call 1-800-842-8573 to request additional copies of the prospectuses.

If either of the underlying funds become unavailable, or if we believe that further investment in an underlying fund is inappropriate for the purposes of the Contract, we may substitute another funding option. However, we will not make any substitutions without notifying you and obtaining any state and SEC approval, if necessary. From time to time we may make new funding options available.

The current variable funding options are listed below, along with their investment advisers and any subadviser:

---------------------------------------------------------------------------------------------------------
                                                                                       INVESTMENT
       FUNDING OPTION                       INVESTMENT OBJECTIVE                   ADVISER/SUBADVISER
---------------------------------------------------------------------------------------------------------
GREENWICH STREET SERIES FUND
  Equity Index Portfolio --      Seeks to replicate, before deduction of       Travelers Investment
    Class I Shares               expenses, the total return performance of     Management Co.
                                 the S&P 500 Index.
MONEY MARKET PORTFOLIO
  (available only in contract    Seeks high current income from short- term    Travelers Asset Management
    year 11 and thereafter)      money market instruments while preserving     International Corporation
                                 capital and maintaining a high degree of
                                 liquidity.


PRINCIPAL PROTECTION BENEFIT



When you purchase this contract, the Company will guarantee that on the Principal Protection Expiration Date, your Contract will be worth at least 100%, of your purchase payment adjusted only for withdrawal reductions, even if the value of your Contract on that date is less than your original payment. The purchase payment is not adjusted for administrative charges and mortality and expense risk charges. To qualify for the Principal Protection Benefit, you must hold your contract until the Principal Expiration Date (ten years). A Principal Protection Fee is associated with this feature. (See "Charges and Deductions.") You should not purchase this contract if you intend to surrender within ten years.


You may not transfer out of the Index Portfolio before the end of the tenth contract year. You may withdraw or annuitize all or part of your contract value before the Principal Protection Expiration Date, subject to withdrawal charges. The amounts you withdraw (including the withdrawal charge) will reduce the amount of the principal guarantee proportionately.


PRINCIPAL PROTECTION EXPIRATION DATE


The Company will fulfill its obligations under the Principal Protection Benefit on the Principal Expiration Date (which is the last day of the tenth contract year). On that date, we will contribute to your contract value any amount needed to bring your contract value up to 100% of your original payment adjusted for withdrawal reductions. In addition, unless prior to the Principal Expiration Date, you notify us otherwise by written request, on the Principal Protection Expiration Date, we will transfer your contract value to the Money Market Portfolio, a money market fund. On and after the Principal Protection Expiration Date, you may remain in the Contract and transfer some or all of your contract value to the Money Market Portfolio, purchase a new Protected Equity Portfolio Contract, annuitize your Contract, exchange this Contract for another annuity contract, or withdraw your contract value. ONCE THE PRINCIPAL PROTECTION DATE HAS PASSED, UNLESS YOU PURCHASE A NEW CONTRACT, THE PRINCIPAL PROTECTION BENEFIT IS NO LONGER IN EFFECT. Your registered representative will help you with your decision.


                             CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------

GENERAL

We deduct the charges described below. The charges are for the service and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

     - the ability for you to make withdrawals and surrenders under the Contracts;

     - the death benefit paid on the death of the contract owner, annuitant, or first of the joint owners,

     - the available funding options and related programs (including systematic withdrawal programs);

     - administration of the annuity options available under the Contracts; and

     - the distribution of various reports to contract owners.

Costs and expenses we incur include:

     - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts,

     - sales and marketing expenses including commission payments to your sales agent, and

     - other costs of doing business.

Risks we assume include:

     - that annuitants may live longer than estimated when the annuity factors under the Contracts were established;

     - that the amount of the death benefit will be greater than the contract value, and

     - that the costs of providing the services and benefits under the Contracts will exceed the charges deducted.

We may also deduct a charge for premium taxes.


We may reduce or eliminate the withdrawal charge, the administrative charges and/or the mortality and expense risk charge under the Contract when certain sales or administration of the Contract result in savings or reduced expenses and/or risks. For certain trusts, we may change the order in which purchase payments and earnings are withdrawn in order to determine the withdrawal charge. We will not reduce or eliminate the withdrawal charge or the administrative charge where such reduction or elimination would be unfairly discriminatory to any person.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. (For example, the withdrawal charge we collect may not fully cover all of the sales and distribution expenses we actually incur.) We may also profit on one or more the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.


CONTINGENT DEFERRED SALES CHARGE ("CDSC")



We do not deduct a sales charge from the purchase payment when it is applied under the Contract. However, a CDSC will be deducted if any or all of the purchase payment is withdrawn during the first ten years following the purchase payment. We will assess the charge as a percentage of the purchase payment withdrawn as follows:



YEARS SINCE PURCHASE
    PAYMENT MADE                       CDSC
        0-1                             9%
         2                              9%
         3                              8%
         4                              8%
         5                              7%
         6                              6%
         7                              5%
         8                              4%
         9                              3%
        10                              2%
    11 and over                         0%



For purposes of the CDSC calculation, withdrawals are deemed to be taken first from:



     (a) any remaining free withdrawal allowance (as described below), then



     (b) any portion of the purchase payment not previously withdrawn, then



     (c) any Contract earnings.



Unless you instruct us otherwise, we will deduct the CDSC from the amount requested.



We will not deduct a CDSC:


     - due to the death of the contract owner or the annuitant (with no contingent annuitant surviving);


     - due to a minimum distribution as defined by the Internal Revenue Code


FREE WITHDRAWAL ALLOWANCE


Beginning in the second contract year, you may withdraw up to 10% of the contract value annually. We calculate the available withdrawal amount as of the end of the previous contract year. The free withdrawal provision applies to all withdrawals except those transferred directly to unaffiliated carriers or financial institutions.


PRINCIPAL PROTECTION FEE

When you purchase this Contract, you are purchasing a guarantee on your investment. Under this feature, we will guarantee that, on the Principal Protection Expiration Date (which is the last day of the tenth contract year), your Contract will be worth at least 100% of your purchase payment, less a reduction for withdrawals and withdrawal charges, even if the value of your Contract on that date is less than your original purchase payment. Of course, if your contract value is more than your original purchase payment, you will receive the greater value.


There is an annual charge, the Principal Protection Fee, for this feature. The Principal Protection Fee compensates us for the risks that we will bear in providing this guarantee of principal. The Principal Protection Fee is deducted daily from your contract value at a maximum annual rate of 2.50%. The charge varies based on the current market conditions that determine our actual costs associated with the Principal Protection Feature. The charge will be set periodically and will lock in at the time of contract purchase. The Principal Protection Fee is set forth in your Contract and is nonrefundable. Generally, the Principal Protection Fee will be between 0.25% and 2.50%. The actual charge will vary due to market conditions, and will be determined by us.



The Principal Protection Benefit will extend for the ten years from the contract date until the Principal Protection Expiration Date. This guarantee is valid only if your Contract is held to the Principal Protection Expiration Date, and you do not annuitize or surrender before that date.


ADMINISTRATIVE CHARGES

There are two administrative charges: the $30 annual contract administrative charge and the administrative expense charge. We will deduct the annual contract administrative charge on the fourth Friday of each August. This charge compensates us for expenses incurred in the first contract year, and we will prorate this charge (i.e. calculate) from the date of purchase. We will also prorate this charge if you surrender your Contract, or if we terminate your Contract. We will not deduct a contract administrative charge:

     (1) from the distribution of death proceeds;

     (2) after an annuity payout has begun, or

     (3) if the contract value on the date of assessment equals or is greater than $50,000.

We deduct the administrative expense charge (sometimes called "sub-account administrative charge") on each business day from amounts allocated to the variable funding options to compensate the Company for certain related administrative and operating expenses. The charge equals, on an annual basis, 0.15% of the daily net asset value allocated to each of the variable funding options, and is reflected in our accumulation and annuity unit value calculations.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, the Company deducts a mortality and expense risk ("M&E") charge from amounts held in the variable funding options. The deduction is reflected in our calculation of accumulation and annuity unit values. The charges stated are the maximum for this product. We reserve the right to lower this charge at any time. This charge equals 1.25% annually. This charge compensates the company for risks assumed, benefits provided and expenses incurred, including payment of commissions to your sales agent.

VARIABLE FUNDING OPTION EXPENSES

We summarized the charges and expenses of each funding option in the fee table. Please review the prospectus for each fund for a more complete description of that fund and its expenses.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 5%, depending upon jurisdiction. We are responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. We will deduct any applicable premium taxes from your contract value either upon death, surrender, annuitization, or at the time you make purchase payments to the Contract, but no earlier than when we have a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the Contract, we reserve the right to charge you proportionately for this tax.

                                   TRANSFERS
--------------------------------------------------------------------------------

You may not transfer between funding options until contract year eleven at which time you may transfer some or all of your contract value between the Index Fund and the Money Market Portfolio.

After the maturity date, you may make transfers between funding options only with our consent.

                              ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------

Any time before the maturity date, you may redeem all or any portion of the cash surrender value, that is, the contract value less any withdrawal charge, and any premium tax not previously deducted. We will determine the cash surrender value as of the close of business after we receive your surrender request at our Home Office. The cash surrender value may be more or less than the purchase payment you made. You may not make withdrawals during the annuity period.


If you withdraw any amounts prior to the Principal Protection Expiration Date, the amounts withdrawn (including the CDSC) will no longer be protected by the Principal Protection Benefit and will reduce the protected Benefit amount proportionately.


We may defer payment of any cash surrender value for a period of up to seven days after the written request is received, but it is our intent to pay as soon as possible. We cannot process requests for withdrawals that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

SYSTEMATIC WITHDRAWALS

After the first contract year and before the maturity date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. We will deduct any applicable premium taxes and withdrawal charge. To elect systematic withdrawals, you must be invested in the Index Portfolio, have a contract value of at least $15,000 and you must make the election on the form we provide. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but you must give at least 30 days' notice to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days' written notice to contract owners (where allowed by state law).

Each systematic withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the contract owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

                              OWNERSHIP PROVISIONS
--------------------------------------------------------------------------------
TYPES OF OWNERSHIP

CONTRACT OWNER

Contract Owner (you, your). The Contract belongs to the contract owner named in the Contract (on the Specifications page), or to any other person to whom you subsequently assign the Contract. You may only make an assignment of ownership or a collateral assignment for nonqualified contracts. You have sole power during the annuitant's lifetime to exercise any rights and to receive all benefits given in the Contract provided you have not named an irrevocable beneficiary and provided you have not assigned the Contract.

You receive all payments while the annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the contract owner.

Joint Owner. For nonqualified contracts only, you may name joint owners (e.g., spouses) in a written request before the Contract is in effect. Joint owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them.

BENEFICIARY

You name the beneficiary in a written request. The beneficiary has the right to receive any death benefit proceeds remaining under the Contract upon the death of the annuitant or the contract owner. If more than one beneficiary survives the annuitant or contract owner, they will share equally in benefits unless you recorded different shares with the Company by written request before the death of the annuitant or contract owner. In the case of a non-spousal beneficiary or a spousal beneficiary who has not chosen to assume the Contract, we will not transfer or otherwise remove the death benefit proceeds from the variable funding options, until the death report date.

Unless you have named an irrevocable beneficiary you have the right to change any beneficiary by written request during the lifetime of the annuitant and while the Contract continues.

ANNUITANT

The annuitant is designated in the Contract (on the Specifications page), and is the individual on whose life the maturity date and the amount of the monthly annuity payments depend. You may not change the annuitant after your Contract is in effect.

You may not change, delete or add a contingent annuitant after the Contract becomes effective.

                                 DEATH BENEFIT
--------------------------------------------------------------------------------
Before the maturity date, generally, a death benefit is payable when either the annuitant or a contract owner dies. We calculate the death benefit at the close of the business day on which the Company's Home Office receives due proof of death and written payment instructions ("death report date").


We must be notified no later than six months from the date of death in order to make payment of proceeds as described below. If we receive notification more than six months after the date of death, the death benefit payable will be the contract value on the death report date less any applicable premium tax.


DEATH PROCEEDS BEFORE THE MATURITY DATE


We will pay the beneficiary a death benefit in an amount equal to the greater of
(1) or (2) below, each reduced by any applicable premium tax or withdrawals not previously deducted:


        (1) the contract value; or


        (2) the purchase payment less all partial surrender reductions ("return of premium death benefit").



We will pay the beneficiary a death benefit in an amount equal to the contract value, reduced by any applicable premium tax or withdrawals.



PARTIAL SURRENDER REDUCTION. We will calculate a partial surrender reduction any time a withdrawal is taken from the Contract. The partial surrender reduction is equal to (a) the amount of the return of premium death benefit immediately prior to the withdrawal multiplied by (b) the amount of the withdrawal divided by the contract value immediately prior to the withdrawal.

PAYMENT OF PROCEEDS

We describe the process of paying death benefit proceeds before the maturity date in the charts below. The charts do not encompass every situation and are merely intended as a general guide. More detailed information is provided in your Contract. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

                             NONQUALIFIED CONTRACTS

--------------------------------------------------------------------------------------------------------------
BEFORE THE MATURITY DATE,        THE COMPANY WILL PAY       UNLESS...                       MANDATORY
  UPON THE DEATH OF THE          THE PROCEEDS TO:                                           PAYOUT RULES
                                                                                            APPLY*
--------------------------------------------------------------------------------------------------------------
 Owner (who is not the           The beneficiary (ies),     Unless, the beneficiary is      Yes
 annuitant) (with no joint       or if none, to the         the contract owner's spouse
 owner)                          contract owner's estate.   and the spouse elects to
                                                            continue the contract as the
                                                            new owner rather than receive
                                                            the distribution.
--------------------------------------------------------------------------------------------------------------
 Owner (who is the annuitant)    The beneficiary (ies),     Unless, the beneficiary is      Yes
 (with no joint owner)           or if none, to the         the contract owner's spouse
                                 contract owner's estate.   and the spouse elects to
                                                            continue the contract as the
                                                            new owner rather than receive
                                                            the distribution.
--------------------------------------------------------------------------------------------------------------
 Joint Owner (who is not the     The surviving joint        Unless the surviving joint      Yes
 annuitant)                      owner.                     owner is the spouse and
                                                            elects to continue the
                                                            contract.
--------------------------------------------------------------------------------------------------------------
 Joint Owner (who is the         The beneficiary (ies),     Unless the beneficiary is the   Yes
 annuitant)                      or if none, to the         contract owner's spouse and
                                 contract owner's estate.   the spouse elects to continue
                                                            the contract.
                                                            Or, unless there is a
                                                            contingent annuitant the
                                                            contingent annuitant becomes
                                                            the annuitant and the
                                                            proceeds will be paid to the
                                                            surviving joint owner. If the
                                                            surviving joint owner is the
                                                            spouse, the spouse may elect
                                                            to continue the contract.
--------------------------------------------------------------------------------------------------------------
 Annuitant (who is not the       The beneficiary (ies).     Unless, there is a contingent   No
 contract owner)                                            annuitant. Then, the
                                                            contingent annuitant becomes
                                                            the annuitant and the
                                                            Contract continues in effect
                                                            (generally using the original
                                                            maturity date). The proceeds
                                                            will then be paid upon the
                                                            death of the contingent
                                                            annuitant or owner.
--------------------------------------------------------------------------------------------------------------
 Annuitant (who is the contract  See death of "owner who                                    N/A
 owner)                          is the annuitant" above.
--------------------------------------------------------------------------------------------------------------
 Annuitant (where owner is a     The beneficiary (ies)                                      Yes (Death of
 nonnatural person/trust)        (e.g. the trust).                                          annuitant is
                                                                                            treated as death
                                                                                            of the owner in
                                                                                            these
                                                                                            circumstances.)
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
BEFORE THE MATURITY DATE,        THE COMPANY WILL PAY       UNLESS...                       MANDATORY
  UPON THE DEATH OF THE          THE PROCEEDS TO:                                           PAYOUT RULES
                                                                                            APPLY*
--------------------------------------------------------------------------------------------------------------
 Contingent Annuitant (assuming  No death proceeds are                                      N/A
 annuitant is still alive)       payable; contract
                                 continues.
--------------------------------------------------------------------------------------------------------------
 Beneficiary                     No death proceeds are                                      N/A
                                 payable; contract
                                 continues.
--------------------------------------------------------------------------------------------------------------
 Contingent Beneficiary          No death proceeds are                                      N/A
                                 payable; contract
                                 continues.
--------------------------------------------------------------------------------------------------------------

* Certain payout rules of the Internal Revenue Code (IRC) are triggered upon the death of any Owner. Non-spousal Beneficiaries (as well as spousal beneficiaries who choose not to assume the contract) must begin taking distributions based on the Beneficiary's life expectancy within one year of death or take a complete distribution of contract proceeds within 5 years of death. If Mandatory Distributions have begun, the 5 year payout option is not available.

                              QUALIFIED CONTRACTS

--------------------------------------------------------------------------------------------------------------
BEFORE THE MATURITY DATE,        THE COMPANY WILL PAY       UNLESS...                       MANDATORY
  UPON THE DEATH OF THE          THE PROCEEDS TO:                                           PAYOUT RULES
                                                                                            APPLY (SEE *
                                                                                            ABOVE)
--------------------------------------------------------------------------------------------------------------
 Owner/Annuitant                 The beneficiary(ies), or                                   Yes
                                 if none, to the contract
                                 owner's estate.
--------------------------------------------------------------------------------------------------------------
 Beneficiary                     No death proceeds are                                      N/A
                                 payable; contract
                                 continues.
--------------------------------------------------------------------------------------------------------------
 Contingent Beneficiary          No death proceeds are                                      N/A
                                 payable; contract
                                 continues.
--------------------------------------------------------------------------------------------------------------

DEATH PROCEEDS AFTER THE MATURITY DATE

If any contract owner or the annuitant dies on or after the maturity date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity or income option then in effect.

                               THE ANNUITY PERIOD
--------------------------------------------------------------------------------

MATURITY DATE

Under the Contract, you can receive regular income payments (annuity payments). You can choose the month and the year in which those payments begin (maturity date). You can also choose among income payouts (annuity options) or elect a lump sum distribution. While the annuitant is alive, you can change your selection any time up to the maturity date. Annuity payments will begin on the maturity date stated in the Contract unless (1) you fully surrendered the Contract; (2) we paid the proceeds to the beneficiary before that date; or (3) you elected another date. Annuity payments are a series of periodic payments (a) for life; (b) for life with either a minimum number of payments or a specific amount assured; or (c) for the joint lifetime of the annuitant and another person, and thereafter during the lifetime of the survivor. We may require proof that the annuitant is alive before we make annuity payments. Not all options may be available in all states.

You may choose to annuitize at any time after you purchase your Contract. Unless you elect otherwise, the maturity date will be the annuitant's 95th birthday or ten years after the effective date of the contract, if later. (For Contracts issued in Florida and New York, the maturity date you elect may not be later than the annuitant's 90th birthday.)

At least 30 days before the original maturity date, you may elect to extend the maturity date to any time prior to the annuitant's 95th birthday for nonqualified contracts or, for all contracts, to a later date with our consent. You may use certain annuity options taken at the maturity date to meet the minimum required distribution requirements of federal tax law, or you may use a program of withdrawals instead. These mandatory distribution requirements take effect generally upon the death of the contract owner, or with certain qualified contracts upon either the later of the contract owner's attainment of age 70 1/2 or year of retirement; or the death of the contract owner. You should seek independent tax advice regarding the election of minimum required distributions.

ALLOCATION OF ANNUITY

You may elect to receive your annuity payments in the form of a variable annuity, a fixed annuity, or a combination of both. If, at the time annuity payments begin, you have not made an election, we will apply your cash surrender value to provide an annuity funded by the same investment options as you have selected during the accumulation period. At least 30 days before the maturity date, you may transfer the contract value among the funding options in order to change the basis on which we will determine annuity payments. (See "Transfers.")

VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the variable funding options. We determine the number of annuity units credited to the Contract by dividing the first monthly annuity payment attributable to each variable funding option by the corresponding accumulation unit value as of 14 days before the date annuity payments begin. We use an annuity unit to measure the dollar value of an annuity payment. The number of annuity units (but not their value) remains fixed during the annuity period.


DETERMINATION OF FIRST ANNUITY PAYMENT. Your Contract contains the tables we use to determine your first monthly annuity payment. If you elect a variable annuity, the amount we apply to it will be the cash surrender value as of 14 days before the date annuity payments begin less any applicable premium tax not previously deducted.


The amount of your first monthly payment depends on the annuity option you elected and the annuitant's adjusted age. Your Contract contains the formula for determining the adjusted age. We determine the total first monthly annuity payment by multiplying the benefit per $1,000 of value shown in the Contract tables (or, if they would produce a larger payment, the tables then in effect on the maturity date) by the number of thousands of dollars of contract value you apply to that annuity option. and factors in an assumed daily net investment factor. We call this your net investment rate. Your net investment rate corresponds to an annual interest rate of 3%. This means that if the annualized investment performance, after expenses, of your variable funding options is less than 3%, then the dollar amount of your variable annuity payment will decrease. However, if the annualized investment performance, after expenses, of your variable funding options is greater than 3%, then the dollar amount of your variable annuity payments will increase.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of all subsequent annuity payments changes from month to month based on the investment experience of the applicable funding options. The total amount of each annuity payment will equal the sum of the basic payments in each funding option. We determine the actual amounts of these payments by multiplying the number of annuity units we credited to each funding option by the corresponding annuity unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a fixed annuity that provides payments which do not vary during the annuity period. We will calculate the dollar amount of the first fixed annuity payment as described under "Variable Annuity," except that the amount we apply to begin the annuity will be your cash surrender value as of the date annuity payments begin. Payout rates will not be lower than those shown in the Contract. If it would produce a larger payment, the first fixed annuity payment will be determined using the Life annuity Tables in effect on the maturity date.

                                PAYMENT OPTIONS
--------------------------------------------------------------------------------

ELECTION OF OPTIONS

While the annuitant is alive, you can change your annuity option selection any time up to the maturity date. Once annuity payments have begun, no further elections are allowed.

During the annuitant's lifetime, if you do not elect otherwise before the maturity date, we will pay you (or another designated payee) the first of a series of monthly annuity payments based on the life of the annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain qualified contracts, Annuity Option 4 (Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the Contract.

The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the contract value in a lump-sum.

On the maturity date, we will pay the amount due under the Contract in accordance with the payment option that you select. You may choose to receive a single lump-sum payment. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the annuitant must be made by the contract owner.

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, we may pay all or any part of the cash surrender value under one or more of the following annuity options. Payments under the annuity options are generally made on a monthly basis. We may offer additional options. Options 1 through 4 are available for both fixed and/or variable annuities. Option 5 is only available for fixed annuities.

Option 1 -- Life Annuity -- No Refund. The Company will make annuity payments during the lifetime of the annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly annuity payments during the lifetime of the annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months as elected, we will continue making payments to the beneficiary during the remainder of the period.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make regular annuity payments during the lifetime of the annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make annuity payments during the lifetimes of the annuitant and a second person. You will designate one as primary payee, and the other will be designated as secondary payee. On the death of the secondary payee, the Company will continue to make monthly annuity payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make annuity payments to the secondary payee in an amount equal to 50% of the payments which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

Option 5 -- Payments for a Fixed Period. The Company will make equal payments until the cash surrender value applied under this option has been exhausted. The first payment and all later payments will be paid from amounts attributable to each investment option in proportion to the cash surrender value attributable to each. The final payment will include any amount insufficient to make another full payment.

                       MISCELLANEOUS CONTRACT PROVISIONS
--------------------------------------------------------------------------------

RIGHT TO RETURN

You may return the Contract for a full refund of the contract value plus any contract charges and premium taxes you paid (but not any fees and charges the underlying fund assessed) within ten days after you receive it (the "right to return period"). You bear the investment risk of investing in the variable funding options during the right to return period; therefore, the contract value we return may be greater or less than your purchase payment.

If you purchase the Contract as an Individual Retirement Annuity, and return it within the first seven days after delivery, we will refund your purchase payment in full; during the remainder of the right to return period, we will refund the contract value (including charges).

We will determine the contract value following the close of the business day on which we receive your Contract and a written request for a refund. Where state law requires a longer period, or the return of purchase payment or other variations of this provision, we will comply. Refer to your Contract for any state-specific information.

TERMINATION

We reserve the right to terminate the Contract on any business day if your contract value as of that date is less than $2,000, unless otherwise specified by state law. Termination will not occur until 31 days after we have mailed notice of termination to your last known address and to any assignee of record. If we terminate the Contract, we will pay you the cash surrender value less any applicable taxes.

REQUIRED REPORTS

As often as required by law, but at least once in each contract year before the due date of the first annuity payment, we will furnish a report showing the number of accumulation units credited to the Contract and the corresponding accumulation unit value(s) as of the report date for each funding option to which the contract owner has allocated amounts during the applicable period. The Company will keep all records required under federal and state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists as determined by the SEC so that the sale of securities held in the Separate Account may not reasonably occur or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders.

                             THE SEPARATE ACCOUNTS
--------------------------------------------------------------------------------

The Travelers Insurance Company and the Travelers Life and Annuity Company each sponsor separate accounts: Fund BD III and Fund BD IV, respectively. Both Fund BD III and Fund BD IV were established on March 27, 1997 and are registered with the SEC as unit investment trusts (separate account) under the Investment Company Act of 1940, as amended. We will invest Separate Account assets attributable to the Contracts exclusively in the shares of the variable funding options.

We hold the assets of Fund BD III and Fund BD IV for the exclusive and separate benefit of the owners of each separate account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account are not chargeable with liabilities arising out of any other business which we may conduct. Obligations under the Contract are obligations of the Company.

All investment income and other distributions of the funding options are payable to the Separate Account. We reinvest all such income and/or distributions in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts.

Certain variable annuity separate accounts and variable life insurance separate accounts may invest in the funding options simultaneously (called "mixed" and "shared" funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the variable funding options do not currently foresee any such disadvantages either to variable annuity contract owners or variable life policy owners, each variable funding option's Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity contract owners would not bear any of the related expenses, but variable annuity contract owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.

PERFORMANCE INFORMATION

From time to time, we may advertise several types of historical performance for the Contract's variable funding options. We may advertise the "standardized average annual total returns" of the variable funding option, calculated in a manner prescribed by the SEC, and the "nonstandardized total return," as described below. Specific examples of the performance information appear in the SAI.

STANDARDIZED METHOD. We compute quotations of average annual total returns according to a formula in which a hypothetical initial investment of $1,000 is applied to the variable funding option, and then related to ending redeemable values over one-, five-, and ten-year periods, or for a period covering the time during which the funding option has been in existence, if less. These quotations reflect the deduction of all recurring charges during each period (on a pro rata basis in the case of fractional periods). We convert the deduction for the annual contract administrative charge to a percentage of assets based on the actual fee collected, divided by the average net assets for Contracts sold. Each quotation assumes a total redemption at the end of each period with the applicable withdrawal charge deducted at that time.

NONSTANDARDIZED METHOD. We calculate nonstandardized "total returns" in a similar manner based on the performance of the funding options over a period of time, usually for the calendar year-to-date, and for the past one-, three-, five- and ten-year periods. Nonstandardized total returns will not reflect the deduction of the annual contract administrative charge, which, if reflected, would decrease the level of performance shown. These returns also do not reflect the withdrawal charge because we designed the Contract for long-term investment.

For underlying funds that were in existence before they became available as a funding option, the nonstandardized average annual total return quotations reflects the investment performance that such funding options would have achieved (reduced by the applicable charges) had the underlying fund been held under the Contract for the period quoted. The total return quotations are based upon historical earnings and are not necessarily representative of future performance.

GENERAL. Within the guidelines prescribed by the SEC and the National Association of Securities Dealers, Inc. ("NASD"), performance information may be quoted numerically or may be presented in a table, graph or other illustration. Advertisements may include data comparing performance to well-known indices of market performance (including, but not limited to, the Dow Jones Industrial Average, the Standard & Poor's (S&P) 500 Index, the S&P 400 Index, the Lehman Brothers Long T-Bond Index, the Russell 1000, 2000 and 3000 Indices, the Value Line Index, and the Morgan Stanley Capital International's EAFE Index). Advertisements may also include published editorial comments and performance rankings compiled by independent organizations (including, but not limited to, Lipper Analytical Services, Inc. and Morningstar, Inc.) and publications that monitor the performance of the Separate Account and the variable funding options.

                           FEDERAL TAX CONSIDERATIONS
--------------------------------------------------------------------------------

The following general discussion of the federal income tax consequences under this Contract is not intended to cover all situations, and is not meant to provide tax advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax adviser regarding your personal situation. For your information, a more detailed tax discussion is contained in the SAI.

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for money put into an annuity. The Internal Revenue Code (Code) governs how this money is ultimately taxed, depending upon the type of contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below.

TAX-FREE EXCHANGES: The Internal Revenue Code provides that, generally, no gain or loss is recognized when an annuity contract is received in exchange for a life, endowment, or annuity contract. Since different annuity contracts have different expenses, fees and benefits, a tax-free exchange could result in your investment becoming subject to higher or lower fees and/or expenses.

TYPES OF CONTRACTS: QUALIFIED OR NONQUALIFIED

If you purchase an annuity contract with proceeds of an eligible rollover distribution from any qualified employee pension plan or individual retirement annuity (IRA), your contract is referred to as a qualified contract. Some examples of qualified contracts are: IRAs, 403(b) annuities established by public school systems or certain tax-exempt organizations, corporate sponsored pension and profit-sharing plans (including 401(k) plans), Keogh Plans (for self-employed individuals), and certain other qualified deferred compensation plans. An exception to this is a qualified plan called a Roth IRA. Under Roth IRAs, after-tax contributions accumulate until maturity, when amounts (including earnings) may be withdrawn tax-free. The rights and benefits under a qualified contract may be limited by the terms of the retirement plan, regardless of the terms and conditions of the contract. If you purchase the contract on an individual basis with after-tax dollars and not under one of the programs described above, your contract is referred to as nonqualified.

NONQUALIFIED ANNUITY CONTRACTS

As the owner of a nonqualified annuity, you do not receive any tax benefit (deduction or deferral of income) on purchase payments, but you will not be taxed on increases in the value of your contract until a distribution occurs -- either as a withdrawal (distribution made prior to the maturity date), or as annuity payments. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings. Similarly, when you receive an annuity payment, part of each payment is considered a return of your purchase payments and will not be taxed. The remaining portion of the annuity payment (i.e., any earnings) will be considered ordinary income for tax purposes.

If a nonqualified annuity is owned by other than an individual, however, (e.g., by a corporation), increases in the value of the contract attributable to purchase payments made after February 28, 1986 are includible in income annually. Furthermore, for contracts issued after April 22, 1987, if you transfer the contract without adequate consideration all deferred increases in value will be includible in your income at the time of the transfer.

If you make a partial withdrawal, this money will generally be taxed as first coming from earnings, (income in the contract), and then from your purchase payments. These withdrawn earnings are includible in your income. (See "Penalty Tax for Premature Distributions" below.) There is income in the contract to the extent the contract value exceeds your investment in the contract. The investment in the contract equals the total purchase payments you paid less any amount received previously which was excludible from gross income. Any direct or indirect borrowing against the value of the contract or pledging of the contract as security for a loan will be treated as a cash distribution under the tax law.

Federal tax law requires that nonqualified annuity contracts meet minimum mandatory distribution requirements upon the death of the contract owner, including the first of joint owners. If these requirements are not met, the contract will not be treated as an annuity contract for Federal income tax purposes and earnings under the contract will be taxable currently, not when distributed. The distribution required depends, among other things, upon whether an annuity option is elected or whether the new contract owner is the surviving spouse. We will administer Contracts in accordance with these rules and we will notify you when you should begin receiving payments. There is a more complete discussion of these rules in the SAI.

QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the contract have generally not yet been taxed, the full amount of all distributions, including lump-sum withdrawals and annuity payments, are generally taxed at the ordinary income tax rate unless the distribution is transferred to an eligible rollover account or contract. The Contract is available as a vehicle for IRA rollovers and for other qualified contracts. There are special rules which govern the taxation of qualified contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. We have provided a more complete discussion in the SAI.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS

Taxable distributions taken before the contract owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the contract owner. Other exceptions may be available in certain qualified plans.

DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

The Code requires that any nonqualified variable annuity contracts based on a separate account shall not be treated as an annuity for any period if investments made in the account are not adequately diversified. Final tax regulations define how separate accounts must be diversified. The Company monitors the diversification of investments constantly and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss to the contract owner of tax deferred treatment. The Company intends to administer all contracts subject to this provision of law in a manner that will maintain adequate diversification.

OWNERSHIP OF THE INVESTMENTS

In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying separate account for Federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of the Contract, such as the flexibility of the contract owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the Contract does not give the contract owner investment control over separate account assets, we reserve the right to modify the Contract as necessary to prevent a contract owner from being treated as the owner of the separate account assets supporting the Contract.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement. Distributions must begin or be continued according to required patterns following the death of the contract owner or annuitant of both qualified and nonqualified annuities.

TAXATION OF DEATH BENEFIT PROCEEDS

Amounts may be distributed from a Contract because of the death of an owner or annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the contract; of (ii) if distributed under a payment option, they are taxed in the same way as annuity payments.

                               OTHER INFORMATION
--------------------------------------------------------------------------------

THE INSURANCE COMPANIES

Please refer to your Contract or the first page of the Summary of this prospectus to determine which Company issued your Contract.

The Travelers Insurance Company is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is an indirect wholly owned subsidiary of Citigroup Inc. The Company's Home Office is located at One Tower Square, Hartford, Connecticut 06183.

The Travelers Life and Annuity Company is a stock insurance company chartered in 1973 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in a majority of the states of the United States, the District of Columbia and Puerto Rico, and intends to seek licensure in the remaining states, except New York. The Company is an indirect wholly owned subsidiary of Citigroup Inc. The Company's Home Office is located at One Tower Square, Hartford, Connecticut 06183.

FINANCIAL STATEMENTS

The financial statements for the Company and its separate account are located in the Statement of Additional Information.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

We intend to sell the Contracts in all jurisdictions where we are licensed to do business and where the Contract is approved. Any registered representative of affiliated or independent broker-dealers who sell the Contracts will be qualified to sell variable annuities under applicable federal and state laws. Each broker-dealer is registered with the SEC under the Securities Exchange Act of 1934, and all are members of the NASD. The principal underwriter of the Contracts is our affiliate, Travelers Distribution LLC, One Tower Square, Hartford, CT.

Up-front compensation paid to sales representatives will not exceed 7% of the purchase payments made under the Contracts. If asset based compensation is paid, it will not exceed 2% of the average account value annually. From time to time, we may pay or permit other promotional incentives, in cash, credit or other compensation.

CONFORMITY WITH STATE AND FEDERAL LAWS

The laws of the state in which we deliver a Contract govern that Contract. Where a state has not approved a contract feature or funding option, it will not be available in that state. Any paid-up annuity, cash surrender value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which we delivered the Contract. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the contract owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the underlying funds. However, we believe that when an underlying fund solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares we own on our own behalf. Should we determine that we are no longer required to comply with the above, we will vote on the shares in our own right.

LEGAL PROCEEDINGS AND OPINIONS

Legal matters in connection with the federal laws and regulations affecting the issue and sale of the contract described in this prospectus, as well as the organization of the Companies, their authority to issue variable annuity contracts under Connecticut law and the validity of the forms of the variable annuity contracts under Connecticut law, have been passed on by the General Counsel of the Companies.

THE TRAVELERS INSURANCE COMPANY

There are no pending legal proceedings affecting the Separate Account. There is one material pending legal proceeding, other than ordinary routine litigation incidental to business, to which the Company is a party.

In March 1997, a purported class action entitled Patterman v. The Travelers, Inc., et al. was commenced in the Superior Court of Richmond County, Georgia, alleging, among other things, violations of the Georgia RICO statute and other state laws by an affiliate of the Company, Primerica Financial Services, Inc. and certain of its affiliates. Plaintiffs seek unspecified compensatory and punitive damages and other relief. From February 1998 through April 2000, various motions for transfer of the lawsuit were heard and appealed. In April 2000, the matter was remanded to the Superior Court of Richmond County by the Georgia Supreme Court. Also, in April 2000 defendants moved for summary judgement on all counts of the complaint. Discovery commenced in May 2000. Defendants intend to vigorously contest the litigation.

THE TRAVELERS LIFE AND ANNUITY COMPANY

There are no pending material legal proceedings affecting the Separate Account, the principal underwriter or the Company.

                      THIS PAGE INTENTIONALLY LEFT BLANK.

                                   APPENDIX A
--------------------------------------------------------------------------------

              CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information and financial statements relating to The Travelers Insurance Company or The Travelers Life and Annuity Company. A list of the contents of the Statement of Additional Information is set forth below:

     The Insurance Company
     Principal Underwriter
     Distribution and Principal Underwriting Agreement
     Valuation of Assets
     Performance Information
     Federal Tax Considerations
     Independent Accountants
     Financial Statements

--------------------------------------------------------------------------------


Copies of the Statement of Additional Information dated October 10, 2001 are available without charge. To request a copy, please clip this coupon on the dotted line above, enter your name and address in the spaces provided below, and mail to: The Travelers Insurance Company, Annuity Investor Services, One Tower Square, Hartford, Connecticut 06183. The Travelers Insurance Company Statement of Additional Information is printed on Form L-12949S, and The Travelers Life and Annuity Statement of Additional Information is printed on Form L-12950S.


Name:

Address:

                      THIS PAGE INTENTIONALLY LEFT BLANK.

L-12949                                                         October 10, 2001

                                     PART B

          Information Required in a Statement of Additional Information

                     TRAVELERS PROTECTED EQUITY PORTFOLIO

                     STATEMENT OF ADDITIONAL INFORMATION

                                    dated

                               October 10, 2001

                                     for

               THE TRAVELERS FUND BD III FOR VARIABLE ANNUITIES

                                  ISSUED BY

                       THE TRAVELERS INSURANCE COMPANY

This Statement of Additional Information ("SAI") is not a prospectus but relates to, and should be read in conjunction with, the Individual Variable Annuity Contract Prospectus dated October 10, 2001. A copy of the Prospectus may be obtained by writing to The Travelers Insurance Company, Annuity Services, One Tower Square, Hartford, Connecticut 06183, or by calling 1-800-842-8573 or by accessing the Securities and Exchange Commission's website at http://www.sec.gov.


                              TABLE OF CONTENTS

THE INSURANCE COMPANY . . . . . . . . . . . . . . . . . . . . . . . . . .   1

PRINCIPAL UNDERWRITER . . . . . . . . . . . . . . . . . . . . . . . . . .   1

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT . . . . . . . . . . . .   1

VALUATION OF ASSETS . . . . . . . . . . . . . . . . . . . . . . . . . . .   1

PERFORMANCE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . .   2

FEDERAL TAX CONSIDERATIONS. . . . . . . . . . . . . . . . . . . . . . . .   6

INDEPENDENT ACCOUNTANTS . . . . . . . . . . . . . . . . . . . . . . . . .   9

FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . .    F-1

                            THE INSURANCE COMPANY

        The Travelers Insurance Company (the "Company"), is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. The Company is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company's Home Office is located at One Tower Square, Hartford, Connecticut 06183 and its telephone number is (860) 277-0111.

        The Company is a wholly owned subsidiary of The Travelers Insurance Group Inc., an indirect, wholly owned subsidiary of Citigroup Inc. ("Citigroup"), a diversified holding company whose businesses provide a broad range of financial services to consumer and corporate customers around the world. Citigroup's activities are conducted through the Global Consumer, Global Corporate and Investment Bank, Global Investment Management and Private Banking, and Investment Activities segments.

STATE REGULATION. The Company is subject to the laws of the state of Connecticut governing insurance companies and to regulation by the Insurance Commissioner of the state of Connecticut (the "Commissioner"). An annual statement covering the operations of the Company for the preceding year, as well as its financial conditions as of December 31 of such year, must be filed with the Commissioner in a prescribed format on or before March 1 of each year. The Company's books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted at least once every four years.

        The Company is also subject to the insurance laws and regulations of all other states in which it is licensed to operate. However, the insurance departments of each of these states generally apply the laws of the home state (jurisdiction of domicile) in determining the field of permissible investments.

THE SEPARATE ACCOUNT. Fund BD III meets the definition of a separate account under the federal securities laws, and will comply with the provisions of the 1940 Act. Additionally, the operations of Fund BD III are subject to the provisions of Section 38a-433 of the Connecticut General Statutes, which authorizes the Commissioner to adopt regulations under it. Section 38a-433 contains no restrictions on the investments of the Separate Account, and the Commissioner has adopted no regulations under the Section that affect the Separate Account.


                            PRINCIPAL UNDERWRITER

        Travelers Distribution LLC ("TDLLC") serves as principal underwriter for Fund BD III and the Contracts. The offering is continuous. TDLLC's principal executive offices are located at One Tower Square, Hartford, Connecticut. TDLLC is affiliated with the Company and Fund BD III.


              DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT

        Under the terms of the Distribution and Principal Underwriting Agreement among Fund BD III, TDLLC and the Company, TDLLC acts as agent for the distribution of the Contracts and as principal underwriter for the Contracts. The Company reimburses TDLLC for certain sales and overhead expenses connected with sales functions.


                             VALUATION OF ASSETS

FUNDING OPTIONS: The value of the assets of each Funding Option is determined at 4:00 p.m. eastern time on each business day, unless we need to close earlier due to an emergency. A business day is any day the New York Stock Exchange is open. Each security traded on a national securities exchange is valued at the last reported sale price on the business day. If there has been no sale on that day, then the value of the security is taken to be the mean between the reported bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

        Any security not traded on a securities exchange but traded in the over-the-counter-market and for which market quotations are readily available is valued at the mean between the quoted bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

        Securities traded on the over-the-counter-market and listed securities with no reported sales are valued at the mean between the last reported bid and asked prices or on the basis of quotations received from a reputable broker or other recognized source.

        Short-term investments for which a quoted market price is available are valued at market. Short-term investments maturing in more than sixty days for which there is no reliable quoted market price are valued by "marking to market" (computing a market value based upon quotations from dealers or issuers for securities of a similar type, quality and maturity.) "Marking to market" takes into account unrealized appreciation or depreciation due to changes in interest rates or other factors which would influence the current fair values of such securities. Short-term investments maturing in sixty days or less for which there is no reliable quoted market price are valued at amortized cost which approximates market.

THE CONTRACT VALUE: The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is used to measure the investment performance of a Funding Option from one valuation period to the next. The net investment factor for a Funding Option for any valuation period is equal to the sum of 1.000000 plus the net investment rate (the gross investment rate less any applicable Funding Option deductions during the valuation period relating to the mortality and expense risk charge and the administrative expense charge). The gross investment rate of a Funding Option is equal to (a) minus (b), divided by (c) where:

    (a) = investment income plus capital gains and losses (whether realized or unrealized);

    (b) = any deduction for applicable taxes (presently zero); and

    (c) = the value of the assets of the funding option at the beginning of the valuation period.

        The gross investment rate may be either positive or negative. A Sub-Account's assets are based on the net asset value of the Funding Option, and investment income includes any distribution whose ex-dividend date occurs during the valuation period.

ACCUMULATION UNIT VALUE. The value of the accumulation unit for each Funding Option was initially established at $1.00. The value of an accumulation unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is calculated for each Funding Option and takes into account the investment performance, expenses and the deduction of certain expenses.

ANNUITY UNIT VALUE. The initial Annuity Unit Value applicable to each Funding Option was established at $1.00. An Annuity Unit Value as of any business day is equal to (a) the value of the Annuity Unit on the preceding business day, multiplied by (b) the corresponding net investment factor for the business day just ended, divided by (c) the assumed net investment factor for the valuation period. (For example, the assumed net investment factor based on an annual assumed net investment rate of 3.0% for a valuation period of one day is
1.000081 and, for a period of two days, is 1.000081 x 1.000081.)


                           PERFORMANCE INFORMATION

        From time to time, the Company may advertise several types of historical performance for Funding Options of Fund BD III. The Company may advertise the "standardized average annual total returns" of the Funding Options, calculated in a manner prescribed by the Securities and Exchange Commission, as well as the "nonstandardized total returns," as described below:

        STANDARDIZED METHOD. Quotations of average annual total returns are computed according to a formula in which a hypothetical initial investment of $1,000 is allocated to a Funding Option, and then related to ending redeemable values over one-, five- and ten-year periods, or inception, if a Funding Option has not been in existence for one of the prescribed periods. If a Funding Option has been in existence for less than one year, the "since inception" total return performance quotations are year-to-date and are not average annual total returns. These quotations reflect the deduction of all recurring charges during each period (on a pro rata basis in the case of fractional periods). The deduction for the annual contract administrative charge is converted to a percentage of assets based on the actual fee collected, divided by the average net assets per contract sold under the Prospectus to which this SAI relates. Each quotation assumes a total redemption at the end of each period with the applicable withdrawal charges deducted at that time. Because the contracts described in this Statement of Additional Information are new, there is no standardized performance information yet available.


        NONSTANDARDIZED METHOD. Nonstandardized "total returns" will be calculated in a similar manner based on the performance of the funding options over a period of time, usually for the calendar year-to-date, and for the past one-, three-, five- and ten-year periods. Nonstandardized total returns will not reflect the deduction of any applicable withdrawal charge or the annual contract administrative charge, which, if reflected, would decrease the level of performance shown. The withdrawal charge is not reflected because the Contract is designed for long-term investment.

        For Funding Options that were in existence prior to the date before they became available under Fund BD III, the nonstandardized average annual total return quotations may be accompanied by returns showing the investment performance that such Funding Options would have achieved (reduced by the applicable charges) had they been held available under the Contract for the period quoted. The total return quotations are based upon historical earnings and are not necessarily representative of future performance.


        Average annual total returns for each of the Funding Options computed according to the nonstandardized method for the period ending December 31, 2000 are set forth in the following table.

                    TRAVELERS PROTECTED EQUITY PORTFOLIO
                  NONSTANDARDIZED PERFORMANCE AS OF 12/31/00

----------------------------------------------------------------------------------------------------------------------------
                          Inception                     Cumulative Returns                  Average Annual Returns
                            Date
----------------------------------------------------------------------------------------------------------------------------
                                      YTD      1 Year     3 Year   5 Year   10 Year   3 Year   5 Year   10 Year    Inception
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Equity Index Portfolio   11/30/1991   -12.57%  -12.57%    25.30%   91.00%     -        7.89%   13.88%     -        12.99%
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Travelers Money
Market Portfolio         12/31/1987    4.73%    4.73%     12.00%   19.00%   33.30%     3.94%    3.62%   2.99%        -
----------------------------------------------------------------------------------------------------------------------------

The inception date is the date that the underlying fund commenced operations.

                          FEDERAL TAX CONSIDERATIONS

        The following description of the federal income tax consequences under this Contract is not exhaustive and is not intended to cover all situations. Because of the complexity of the law and the fact that the tax results will vary according to the factual status of the individual involved, tax advice may be needed by a person contemplating purchase of an annuity contract and by a contract owner or beneficiary who may make elections under a contract. For further information, please consult a qualified tax adviser.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

        Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the later of calendar year in which a participant under a qualified plan, or a Section 403(b) annuity, attains age 701/2 or retires. Minimum annual distributions under an IRA must begin by April 1st of the calendar year in which the contract owner attains 70 1/2. Distributions must also begin or be continued according to required patterns following the death of the contract owner or the annuitant.

NONQUALIFIED ANNUITY CONTRACTS

        Individuals may purchase tax-deferred annuities without tax law funding limits. The purchase payments receive no tax benefit, deduction or deferral, but increases in the value of the contract are generally deferred from tax until distribution. If a nonqualified annuity is owned by other than an individual, however, (e.g., by a corporation), the increases in value attributable to purchase payments made after February 28, 1986 are generally includable in income annually. Furthermore, for contracts issued after April 22, 1987, all deferred increases in value will be includable in the income of a contract owner when the contract owner transfers the contract without adequate consideration.

        If two or more annuity contracts are purchased from the same insurer within the same calendar year, distributions from any of them will be taxed based upon the amount of income in all of the same calendar year series of annuities. This will generally have the effect of causing taxes to be paid sooner on the deferred gain in the contracts.

        Those receiving partial distributions made before the maturity date will generally be taxed on an income-first basis to the extent of income in the contract. If you are exchanging another annuity contract for this annuity, certain pre-August 14, 1982 deposits into an annuity contract that have been placed in the contract by means of a tax-deferred exchange under Section 1035 of the Code may be withdrawn first without income tax liability. This information on deposits must be provided to the Company by the other insurance company at the time of the exchange. There is income in the contract generally to the extent the cash value exceeds the investment in the contract. The investment in the contract is equal to the amount of premiums paid less any amount received previously which was excludable from gross income. Any direct or indirect borrowing against the value of the contract or pledging of the contract as security for a loan will be treated as a cash distribution under the tax law.

        In order to be treated as an annuity contract for federal income tax purposes, Section 72(s) of the Code requires any non-qualified contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of the death of an owner of the contract. Specifically, Section 72(s) requires that (a) if an owner dies on or after the annuity starting date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner's death; and (b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such owner's death. These requirements will be considered satisfied as to any portion of an owner's interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner's death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the new owner. Contracts will be administered by the Company in accordance with these rules and the Company will make a notification when payments should be commenced.

INDIVIDUAL RETIREMENT ANNUITIES

        To the extent of earned income for the year and not exceeding $2,000 per individual, an individual may make deductible contributions to an individual retirement annuity (IRA). There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and based on their participation in a retirement plan. If an individual is married and the spouse does not have earned income, the individual may establish IRAs for the individual and spouse. Purchase payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit of $4,000.

        The Code provides for the purchase of a Simplified Employee Pension
(SEP) plan. A SEP is funded through an IRA with an annual employer contribution limit of 15% of compensation up to $35,000 for each participant. The Internal Revenue Services has not reviewed the contract for qualifications as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the optional enhanced death benefit in the contract comports with IRA qualification requirements.

SIMPLE Plan IRA Form

        Effective January 1, 1997, employers may establish a savings incentive match plan for employees ("SIMPLE plan") under which employees can make elective salary reduction contributions to an IRA based on a percentage of compensation of up to $6,000. (Alternatively, the employer can establish a SIMPLE cash or deferred arrangement under IRS Section 401(k)). Under a SIMPLE plan IRA, the employer must either make a matching contribution of 100% on the first 3% or 7% contribution for all eligible employees. Early withdrawals are subject to the 10% early withdrawal penalty generally applicable to IRAs, except that an early withdrawal by an employee under a SIMPLE plan IRA, within the first two years of participation, shall be subject to a 25% early withdrawal tax.

ROTH IRAS

        Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations ($2,000 per year for annual contributions), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of a "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

        Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to any Roth IRA of the individual.

QUALIFIED PENSION AND PROFIT-SHARING PLANS

        Under a qualified pension or profit-sharing plan, purchase payments made by an employer are not currently taxable to the participant and increases in the value of a contract are not subject to taxation until received by a participant or beneficiary.

        Distributions are generally taxable to the participant or beneficiary as ordinary income in the year of receipt. Any distribution that is considered the participant's "investment in the contract" is treated as a return of capital and is not taxable. Under a qualified plan, the investment in the contract may be zero.

        The contract includes an optional death benefit that in some cases may exceed the greater of the purchase payments or the contract value. The death benefit could be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan. Because the death benefit may exceed this limitation, employers using the contract in connection with such plans should consult their tax adviser.

SECTION 403(b) PLANS

        Under Code section 403(b), payments made by public school systems and certain tax exempt organizations to purchase annuity contracts for their employees are excludable from the gross income of the employee, subject to certain limitations. However, these payments may be subject to FICA (Social Security) taxes. A qualified contract issued as a tax-sheltered annuity under section 403(b) will be amended as necessary to conform to the requirements of the Code.

        The contract includes an optional death benefit that in some cases may exceed the greater of the purchase payments or the contract value. The death benefit could be characterized as an incidental benefit, the amount of which is limited in any tax-sheltered annuity under section 403(b). Because the death benefit may exceed this limitation, employers using the Contract in connection with such plans should consult their tax adviser.

        Code section 403(b)(11) restricts this distribution under Code section 403(b) annuity contracts of: (1) elective contributions made in years beginning after December 31, 1998; (2) earnings on those contributions; and
(3) earnings in such years on amounts held as of the last year beginning before January 1, 1989. Distribution of those amounts may only occur upon death of the employee, attainment of age 59 1/2, separation from service, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.

FEDERAL INCOME TAX WITHHOLDING

        The portion of a distribution, which is taxable income to the recipient, will be subject to federal income tax withholding as follows:

1. ELIGIBLE ROLLOVER DISTRIBUTION FROM SECTION 403(b) PLANS OR ARRANGEMENTS OR FROM QUALIFIED PENSION AND PROFIT-SHARING PLANS

     There is a mandatory 20% tax withholding for plan distributions that are eligible for rollover to an IRA or to another retirement plan but that are not directly rolled over. A distribution made directly to a participant or beneficiary may avoid this result if:

     (a) a periodic settlement distribution is elected based upon a life or life expectancy calculation, or

     (b) a term-for-years settlement distribution is elected for a period of ten years or more, payable at least annually, or

     (c) a minimum required distribution as defined under the tax law is taken after the attainment of the age of 701/2 or as otherwise required by law, or

     (d) the distribution is a hardship distribution.

        A distribution including a rollover that is not a direct rollover will be subject to the 20% withholding, and a 10% additional tax penalty may apply to any amount not added back in the rollover. The 20% withholding may be recovered when the participant or beneficiary files a personal income tax return for the year if a rollover was completed within 60 days of receipt of the funds, except to the extent that the participant or spousal beneficiary is otherwise underwithheld or short on estimated taxes for that year.

2.   OTHER NON-PERIODIC DISTRIBUTIONS (FULL OR PARTIAL REDEMPTIONS)

        To the extent not described as requiring 20% withholding in 1 above, the portion of a non-periodic distribution which constitutes taxable income will be subject to federal income tax withholding, if the aggregate distributions exceed $200 for the year, unless the recipient elects not to have taxes withheld. If no such election is made, 10% of the taxable distribution will be withheld as federal income tax. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

3. PERIODIC DISTRIBUTIONS (DISTRIBUTIONS PAYABLE OVER A PERIOD GREATER THAN ONE YEAR)

        The portion of a periodic distribution which constitutes taxable income will be subject to federal income tax withholding under the wage withholding tables as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs. As of January 1, 2001, a recipient receiving periodic payments (e.g., monthly or annual payments under an annuity option) which total $15,150 or less per year, will generally be exempt from periodic withholding.

        Recipients who elect not to have withholding made are liable for payment of federal income tax on the taxable portion of the distribution. All recipients may also be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient to cover tax liabilities.

        Recipients who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Additionally, U.S citizens residing outside of the country, or U.S. legal residents temporarily residing outside the country, are not permitted to elect out of withholding.


                           INDEPENDENT ACCOUNTANTS

        The consolidated financial statements and schedules of The Travelers Insurance Company and subsidiaries as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, included herein, and the financial statements of The Travelers Fund BD III for Variable Annuities as of December 31, 2000 and for the years ended December 31, 2000 and 1999, also included herein, have been included in reliance upon the reports of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

ANNUAL REPORT
DECEMBER 31, 2000











                                    THE TRAVELERS FUND BD III
                                    FOR VARIABLE ANNUITIES












[TRAVELERS INSURANCE LOGO]

The Travelers Insurance Company
The Travelers Life and Annuity Company
One Tower Square
Hartford, CT  06183

                            THE TRAVELERS FUND BD III
                             FOR VARIABLE ANNUITIES

                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2000


ASSETS:
  Investments at market value:
    Capital Appreciation Fund, 1,712 shares (cost $152,978) .........................   $    140,427
    Money Market Portfolio, 330,988 shares (cost $330,988) ..........................        330,988
    Alliance Variable Product Series Fund, Inc., 11,072 shares (cost $428,515) ......        353,543
    American Variable Insurance Series, 18,172 shares (cost $823,920) ...............        766,703
    Delaware Group Premium Fund, 864 shares (cost $8,706) ...........................          9,517
    Deutsche Asset Management VIT Funds, 60,467 shares (cost $694,389) ..............        671,781
    Dreyfus Variable Investment Fund, 222 shares (cost $9,568) ......................          8,679
    Franklin Templeton Variable Insurance Products Trust, 1,735 shares (cost $38,436)         34,567
    Greenwich Street Series Fund, 7,869,134 shares (cost $263,966,147) ..............    254,947,945
    Janus Aspen Series, 31,194 shares (cost $871,780) ...............................        817,665
    The Travelers Series Trust, 49,145 shares (cost $776,098) .......................        747,040
    Travelers Series Fund Inc., 69,307 shares (cost $973,853) .......................        987,568
    Van Kampen Life Investment Trust, 2,275 shares (cost $113,413) ..................         94,284
    Variable Insurance Products Fund II, 9,998 shares (cost $249,378) ...............        236,449
    Warburg Pincus Trust, 78 shares (cost $1,000) ...................................            726
                                                                                        ------------

      Total Investments (cost $269,439,169) .........................................                  $ 260,147,882

  Receivables:
    Dividends .......................................................................                            667
    Purchase payments and transfers from other Travelers accounts ...................                        298,980
  Other assets ......................................................................                          6,218
                                                                                                        ------------

      Total Assets ..................................................................                    260,453,747
                                                                                                        ------------


LIABILITIES:
  Payables:
    Contract surrenders and transfers to other Travelers accounts ...................                         26,457
    Insurance charges ...............................................................                         88,715
    Administrative fees .............................................................                         10,573
    Equity protection fees ..........................................................                        113,130
                                                                                                        ------------

      Total Liabilities .............................................................                        238,875
                                                                                                        ------------

NET ASSETS: .........................................................................                   $260,214,872
                                                                                                        ============







                        See Notes to Financial Statements

                            THE TRAVELERS FUND BD III
                             FOR VARIABLE ANNUITIES

                             STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2000





INVESTMENT INCOME:
   Dividends....................................................................                       $       1,485,937

EXPENSES:
   Insurance charges............................................................  $      2,910,422
   Administrative fees..........................................................           346,901
   Equity protection fees.......................................................         3,767,984
                                                                                 ------------------

      Total expenses............................................................                               7,025,307
                                                                                                       ------------------

        Net investment loss.....................................................                              (5,539,370)
                                                                                                       ------------------

REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Realized gain (loss) from investment transactions:
      Proceeds from investments sold............................................         2,075,759
      Cost of investments sold..................................................         2,053,487
                                                                                 ------------------


        Net realized gain (loss)................................................                                  22,272

   Change in unrealized gain (loss) on investments:
      Unrealized gain at December 31, 1999......................................        15,877,650
      Unrealized loss at December 31, 2000......................................        (9,291,287)
                                                                                 ------------------

        Net change in unrealized gain (loss) for the year.......................                             (25,168,937)
                                                                                                         ----------------

           Net realized gain (loss) and change in unrealized gain (loss)........                             (25,146,665)
                                                                                                         ----------------

   Net decrease in net assets resulting from operations.........................                          $  (30,686,035)
                                                                                                         ================







                        See Notes to Financial Statements

                            THE TRAVELERS FUND BD III
                             FOR VARIABLE ANNUITIES


                       STATEMENT OF CHANGES IN NET ASSETS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999



                                                                                                  2000                  1999
                                                                                                  ----                  ----

OPERATIONS:
   Net investment loss...................................................................       $   (5,539,370)     $   (1,234,959)
   Net realized gain (loss) from investment  transactions................................               22,272              83,878
   Net change in unrealized gain (loss) on investments...................................          (25,168,937)         14,523,430
                                                                                                --------------      --------------

      Net increase (decrease) in net assets resulting from operations....................          (30,686,035)         13,372,349
                                                                                                --------------      --------------

UNIT TRANSACTIONS:
   Participant purchase payments
      (applicable to 112,306,962 and 120,919,914 units, respectively)....................          132,400,142         139,387,742
   Participant transfers from other Travelers accounts
      (applicable to 665,541 and 403,151 units, respectively)............................              856,630             477,274
   Administrative charges
      (applicable to 28,605 and 2,282 units, respectively)...............................              (36,181)             (3,148)
   Contract surrenders
      (applicable to 5,052,601 and 774,241 units, respectively)..........................           (6,049,126)         (1,013,691)
   Participant transfers to other Travelers accounts
      (applicable to 192,467 and 16,948 units, respectively).............................             (210,788)            (25,829)
   Other payments to participants
      (applicable to 946,493 units)......................................................           (1,033,062)                  -
                                                                                                --------------      --------------

      Net increase in net assets resulting from unit transactions........................          125,927,615         138,822,348
                                                                                                --------------      --------------

        Net increase in net assets.......................................................           95,241,580         152,194,697

NET ASSETS:
   Beginning of year.....................................................................          164,973,292          12,778,595
                                                                                                --------------      --------------

   End of year...........................................................................       $  260,214,872      $  164,973,292
                                                                                                ==============      ==============



                        See Notes to Financial Statements

                          NOTES TO FINANCIAL STATEMENTS

1.  SIGNIFICANT ACCOUNTING POLICIES

    The Travelers Fund BD III for Variable Annuities ("Fund BD III") is a separate account of The Travelers Insurance Company ("The Travelers"), an indirect wholly owned subsidiary of Citigroup Inc., and is available for funding certain variable annuity contracts issued by The Travelers. Fund BD III is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. Fund BD III includes the Travelers Index Annuity, Travelers Vintage XTRA and Portfolio Architect XTRA Annuity products.

    Participant purchase payments applied to Fund BD III are invested in one or more sub-accounts in accordance with the selection made by the contract owner. As of December 31, 2000, the investments comprising Fund BD III were:
    Capital Appreciation Fund; Money Market Portfolio; Premier Growth Portfolio
    - Class B of Alliance Variable Product Series Fund, Inc. (formerly Alliance Variable Product Series Fund); Global Growth Fund - Class 2 (formerly Global Growth Fund), Growth Fund - Class 2 (formerly Growth Fund) and Growth-Income Fund - Class 2 (formerly Growth Income Fund) of American Variable Insurance Series (formerly American Variable Insurance Series Class 2); REIT Series of Delaware Group Premium Fund; EAFE(R) Equity Index Fund and Small Cap Index Fund of Deutsche Asset Management VIT Funds (formerly BT Insurance Funds Trust); Appreciation Portfolio and Small Cap Portfolio of Dreyfus Variable Investment Fund; Franklin Small Cap Investment Fund Class 2 and Templeton International Securities Fund - Class 2 of Franklin Templeton Variable Insurance Products Trust (formerly Templeton Variable Products Series Fund); Equity Index Portfolio - Class I Shares (formerly Equity Index Portfolio), Appreciation Portfolio, *Diversified Strategic Income Portfolio, *Total Return Portfolio and *Equity Index Portfolio - Class II Shares of Greenwich Street Series Fund; Aggressive Growth Portfolio - Service Shares, Balanced Portfolio - Service Shares, Global Life Sciences Portfolio - Service Shares, Global Technology Portfolio - Service Shares and Worldwide Growth Portfolio
    - Services Shares of Janus Aspen Series; *Investors Fund (formerly Salomon Brothers Variable Investors Fund), *Capital Fund (formerly Salomon Brothers Variable Capital Fund) and *Small Cap Growth Fund (formerly Salomon Brothers Variable Small Cap Growth Fund) of Salomon Brothers Variable Series Fund Inc.; Equity Income Portfolio, Federated High Yield Portfolio, Federated Stock Portfolio, Large Cap Portfolio, Lazard International Stock Portfolio, MFS Emerging Growth Portfolio, MFS Mid Cap Growth Portfolio, MFS Research Portfolio, Convertible Bond Portfolio, Disciplined Mid Cap Stock Portfolio, Travelers Quality Bond Portfolio, *Strategic Stock Portfolio and *Disciplined Small Cap Stock Portfolio of The Travelers Series Trust; Alliance Growth Portfolio, MFS Total Return Portfolio, Putnam Diversified Income Portfolio, Smith Barney Aggressive Growth Portfolio, Smith Barney International Equity Portfolio, Smith Barney Large Capitalization Growth Portfolio, Smith Barney Large Cap Value Portfolio, Smith Barney Mid Cap Portfolio, Smith Barney Money Market Portfolio, Van Kampen Enterprise Portfolio, *Smith Barney High Income Portfolio and *Travelers Managed Income Portfolio of Travelers Series Fund Inc.; Emerging Growth Portfolio of Van Kampen Life Investment Trust; Contrafund(R) Portfolio - Service Class 2 and Contrafund(R) Portfolio-Service Class of Variable Insurance Products Fund II; and Emerging Markets Portfolio of Warburg Pincus Trust.

    All of the funds are Massachusetts business trusts except for Salomon Brothers Variable Series Fund Inc., Travelers Series Fund Inc., Alliance Variable Product Series Fund, Inc. (formerly Alliance Variable Product Series Fund) and Delaware Group Premium Fund, which are incorporated under Maryland law; and Van Kampen Life Investment Trust and Janus Aspen Series which are Delaware business trusts. Capital Appreciation Fund, Money Market Portfolio, Greenwich Street Series Fund, Salomon Brothers Variable Series Fund Inc., The Travelers Series Trust and Travelers Series Fund Inc. are managed by affiliates of The Travelers. Not all funds may be available in all states or to all contract owners. Funds indicated by an asterisk (*) did not have activity as of December 31, 2000.

    On February 8, 2000, a reorganization was approved by the shareholders that combined the assets of Franklin Small Cap Investments Fund - Class 2 into Franklin Small Cap Fund - Class 2, effective May 1, 2000. At the effective date, Fund BD III held 299 shares of Franklin Small Cap Investments Fund - Class 2 having a market value of $4,502 which were exchanged for 182 shares of Franklin Small Cap Fund - Class 2 equal in value.


    The following is a summary of significant accounting policies consistently followed by Fund BD III in the preparation of its financial statements.

    SECURITY VALUATION. Investments are valued daily at the net asset values per share of the underlying funds.

    SECURITY TRANSACTIONS. Security transactions are accounted for on the trade date. Dividend income is recorded on the ex-dividend date.

    FEDERAL INCOME TAXES. The operations of Fund BD III form a part of the total operations of The Travelers and are not taxed separately. The Travelers is taxed as a life insurance company under the Internal Revenue Code of 1986, as amended (the "Code"). Under existing federal income tax law, no taxes are payable on the investment income of Fund BD III. Fund BD III is not taxed as a "regulated investment company" under Subchapter M of the Code.

    OTHER. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.  INVESTMENTS

    The aggregate costs of purchases and proceeds from sales of investments were $123,051,665 and $2,075,759 respectively, for the year ended December 31, 2000. Realized gains and losses from investment transactions are reported on an average cost basis. The cost of investments in eligible funds was $269,439,169 at December 31, 2000. Gross unrealized appreciation for all investments at December 31, 2000 was $77,623. Gross unrealized depreciation for all investments at December 31, 2000 was $9,368,910.

3.  CONTRACT CHARGES

    Insurance charges are paid for the mortality and expense risks assumed by The Travelers. Each business day, The Travelers deducts a mortality and expense risk charge which is reflected in the calculation of accumulation and annuity unit values. This charge equals, on an annual basis, 1.25% and 1.45% of the amounts held in each funding option for the Standard Death Benefit and Enhanced Death Benefit, respectively.

    Administrative fees are paid for administrative expenses. This fee is also deducted each business day and reflected in the calculation of accumulation and annuity unit values. This charge equals, on an annual basis, 0.15% of the amount held in each funding option.

    For the Travelers Index Annuity contracts in the accumulation phase with a contract value less than $50,000, an annual charge of $30 (prorated for partial periods) is deducted from participant account balances and paid to The Travelers to cover contract administrative charges. For the Travelers Vintage XTRA and Portfolio Architect XTRA Annuity contracts in the accumulation phase with a contract value less than $100,000, an annual charge of $40 (prorated for partial periods) is deducted from participant account balances and paid to The Travelers to cover contract administrative charges.

    Participants in the Equity Index Portfolio of the Travelers Index Annuity product may elect, at the time of purchase, to obtain a Principal Protection Feature. Under this feature, The Travelers will guarantee that the value of the contract after eight years will be at least equal to 115%, 100% or 90% of the purchase payment. The annual fee, which depends on the level of protection that is chosen, as well as market conditions, is equivalent to an amount of up to 2.00% of the participant's contract value. Additionally, participants who withdraw from this feature before the end of the eighth contact year will be subject to a withdrawal fee of up to 4% of the original purchase payment withdrawn.

    No sales charge is deducted from participant purchase payments when they are received. However, for the Travelers Index Annuity Product, The Travelers generally assesses a contingent deferred sales charge of up to 6% if a participant's purchase payment is surrendered within eight years of its payment date. For the Travelers Vintage XTRA and Portfolio Architect XTRA Annuity product, The Travelers generally assesses a contingent deferred sales charge of up to 8% if a participant's purchase payment is surrendered within nine years of its payment date. Contract surrender payments include $363,268 and $20,101 of contingent deferred sales charges for the years ended December 31, 2000 and 1999 respectively.

4.  NET CONTRACT OWNERS' EQUITY

                                                                              DECEMBER 31, 2000
                                                                --------------------------------------------

                                                                 ACCUMULATION      UNIT            NET
                                                                    UNITS         VALUE          ASSETS
                                                                    -----         -----          ------
  Capital Appreciation Fund
    Standard Death Benefit...................................         189,085    $  0.742    $   140,375
    Enhanced Death Benefit...................................               -       0.741              -

  Money Market Portfolio
    Standard Death Benefit...................................         293,012       1.131        331,483
    Enhanced Death Benefit...................................               -       1.124              -

  Alliance Variable Product Series Fund, Inc.
    Premier Growth Portfolio - Class B
      Standard Death Benefit.................................          96,323       0.925         89,103
      Enhanced Death Benefit.................................         286,366       0.923        264,292

  American Variable Insurance Series
    Global Growth Fund - Class 2
      Standard Death Benefit.................................           4,990       1.041          5,194
      Enhanced Death Benefit.................................         106,123       1.039        110,209
    Growth Fund - Class 2
      Standard Death Benefit.................................         112,468       1.220        137,146
      Enhanced Death Benefit.................................         279,453       1.217        339,991
    Growth-Income Fund - Class 2
      Standard Death Benefit.................................               -       1.098              -
      Enhanced Death Benefit.................................         158,718       1.095        173,841

  Delaware Group Premium Fund
    REIT Series
      Standard Death Benefit.................................           7,111       1.173          8,341
      Enhanced Death Benefit.................................           1,000       1.171          1,172

  Deutsche Asset Management VIT Funds
    EAFE(R) Equity Index Fund
      Standard Death Benefit.................................         136,061       1.206        164,091
      Enhanced Death Benefit.................................               -       1.198              -
    Small Cap Index Fund
      Standard Death Benefit.................................         495,755       1.024        507,440
      Enhanced Death Benefit.................................               -       1.017              -

  Dreyfus Variable Investment Fund
    Appreciation Portfolio
      Standard Death Benefit.................................           6,817       0.977          6,658
      Enhanced Death Benefit.................................           1,000       0.975            975
    Small Cap Portfolio
      Standard Death Benefit.................................               -       1.032              -
      Enhanced Death Benefit.................................           1,000       1.030          1,032



                                                                             DECEMBER 31, 2000
                                                                --------------------------------------------

                                                                 ACCUMULATION      UNIT            NET
                                                                    UNITS         VALUE          ASSETS
                                                                    -----         -----          ------
  Franklin Templeton Variable Insurance Products Trust
    Franklin Small Cap Fund - Class 2
      Standard Death Benefit.................................              -   $  0.965      $         -
      Enhanced Death Benefit.................................         19,259      0.963            18,543
    Templeton International Securities Fund - Class 2
      Standard Death Benefit.................................              -      1.068                 -
      Enhanced Death Benefit.................................         15,014      1.065            15,995

  Greenwich Street Series Fund
    Equity Index Portfolio - Class I Shares
      Standard Death Benefit
        0.00% Principle Protection Fee.......................      3,645,033      1.417         5,163,956
        0.8000 Principle Protection Fee......................              -      1.380                 -
        0.8500 Principle Protection Fee......................              -      1.155                 -
        0.9500 Principle Protection Fee......................         16,712      1.376            22,996
        1.0000 Principle Protection Fee......................        703,183      1.249           878,447
        1.1000 Principle Protection Fee......................        212,939      1.367           290,944
        1.1500 Principle Protection Fee......................        452,147      0.918           415,038
        1.3500 Principle Protection Fee......................      2,492,334      1.360         3,388,942
        1.4500 Principle Protection Fee......................      3,366,565      1.136         3,823,203
        1.5000 Principle Protection Fee......................     62,288,311      1.349        83,992,192
        1.8000 Principle Protection Fee......................    152,615,454      0.975       148,750,283
        1.9000 Principle Protection Fee......................              -      1.338                 -
        2.0000 Principle Protection Fee......................         19,493      1.239            24,149
      Enhanced Death Benefit
        0.00% Principle Protection Fee.......................        460,622      1.408           648,287
        0.8000 Principle Protection Fee......................              -      1.371                 -
        0.8500 Principle Protection Fee......................              -      1.149                 -
        0.9500 Principle Protection Fee......................              -      1.368                 -
        1.0000 Principle Protection Fee......................        230,453      1.244           286,550
        1.1000 Principle Protection Fee......................          9,672      1.358            13,129
        1.1500 Principle Protection Fee......................              -      0.917                 -
        1.3500 Principle Protection Fee......................         27,046      1.352            36,559
        1.4500 Principle Protection Fee......................         61,729      1.130            69,743
        1.5000 Principle Protection Fee......................      3,572,891      1.340         4,786,159
        1.8000 Principle Protection Fee......................      2,279,697      0.972         2,216,233
        1.9000 Principle Protection Fee......................              -      1.330                 -
        2.0000 Principle Protection Fee......................        147,024      1.232           181,087
    Appreciation Portfolio
      Standard Death Benefit.................................              -      1.025                 -
      Enhanced Death Benefit.................................         27,890      1.023            28,520

                                                                             DECEMBER 31, 2000
                                                                --------------------------------------------

                                                                 ACCUMULATION      UNIT            NET
                                                                    UNITS         VALUE          ASSETS
                                                                    -----         -----          ------
  Janus Aspen Series
    Aggressive Growth Portfolio - Service Shares
      Standard Death Benefit..................................             -     $  0.674     $         -
      Enhanced Death Benefit..................................        16,276        0.673          10,949
    Balanced Portfolio - Service Shares
      Standard Death Benefit..................................       493,338        0.972         479,489
      Enhanced Death Benefit..................................             -        0.971               -
    Global Life Sciences Portfolio - Service Shares
      Standard Death Benefit..................................             -        1.135               -
      Enhanced Death Benefit..................................         1,000        1.133           1,135
    Global Technology Portfolio - Service Shares
      Standard Death Benefit..................................        30,577        0.672          20,532
      Enhanced Death Benefit..................................         1,000        0.671             671
    Worldwide Growth Portfolio - Service Shares
      Standard Death Benefit..................................       381,642        0.798         304,557
      Enhanced Death Benefit..................................             -        0.797               -

  The Travelers Series Trust
    Equity Income Portfolio
      Standard Death Benefit..................................       197,368        1.133         223,503
      Enhanced Death Benefit..................................        12,212        1.130          13,797
    Federated High Yield Portfolio
      Standard Death Benefit..................................             -        0.935               -
      Enhanced Death Benefit..................................         1,000        0.934             934
    Federated Stock Portfolio
      Standard Death Benefit..................................             -        1.046               -
      Enhanced Death Benefit..................................         1,000        1.045           1,046
    Large Cap Portfolio
      Standard Death Benefit..................................        72,389        0.949          68,717
      Enhanced Death Benefit..................................         9,529        0.947           9,025
    Lazard International Stock Portfolio
      Standard Death Benefit..................................             -        0.943               -
      Enhanced Death Benefit..................................         1,000        0.942             942
    MFS Emerging Growth Portfolio
      Standard Death Benefit..................................        99,230        1.128         111,960
      Enhanced Death Benefit..................................        52,455        1.126          59,047
    MFS Mid Cap Growth Portfolio
      Standard Death Benefit..................................        15,819        0.980          15,497
      Enhanced Death Benefit..................................         1,000        0.978             978
    MFS Research Portfolio
      Standard Death Benefit..................................         8,995        1.057           9,507
      Enhanced Death Benefit..................................        12,368        1.055          13,041


                                                                             DECEMBER 31, 2000
                                                                --------------------------------------------

                                                                 ACCUMULATION      UNIT            NET
                                                                    UNITS         VALUE          ASSETS
                                                                    -----         -----          ------
  The Travelers Series Trust (continued)
    Convertible Bond Portfolio
      Standard Death Benefit..................................        70,310    $  1.028        $   72,253
      Enhanced Death Benefit..................................         1,000       1.026             1,026
    Disciplined Mid Cap Stock Portfolio
      Standard Death Benefit..................................             -       1.047                 -
      Enhanced Death Benefit..................................         1,000       1.046             1,047
    Travelers Quality Bond Portfolio
      Standard Death Benefit..................................       137,637       1.049           144,395
      Enhanced Death Benefit..................................             -       1.048                 -

  Travelers Series Fund Inc.
    Alliance Growth Portfolio
      Standard Death Benefit..................................        50,352       0.927            46,658
      Enhanced Death Benefit..................................        40,615       0.925            37,550
    MFS Total Return Portfolio
      Standard Death Benefit..................................        99,711       1.153           114,997
      Enhanced Death Benefit..................................        62,642       1.151            72,080
    Putnam Diversified Income Portfolio
      Standard Death Benefit..................................         7,948       0.992             7,885
      Enhanced Death Benefit..................................         1,000       0.991               991
    Smith Barney Aggressive Growth Portfolio
      Standard Death Benefit..................................       174,362       1.381           240,693
      Enhanced Death Benefit..................................        10,437       1.377            14,374
    Smith Barney International Equity Portfolio
      Standard Death Benefit..................................       118,688       0.924           109,658
      Enhanced Death Benefit..................................        95,051       0.922            87,622
    Smith Barney Large Capitalization Growth Portfolio
      Standard Death Benefit..................................        28,368       1.000            28,369
      Enhanced Death Benefit..................................        48,107       0.998            47,998
    Smith Barney Large Cap Value Portfolio
      Standard Death Benefit..................................             -       1.114                 -
      Enhanced Death Benefit..................................        71,969       1.111            79,950
    Smith Barney Mid Cap Portfolio
      Standard Death Benefit..................................         8,807       1.355            11,935
      Enhanced Death Benefit..................................        53,126       1.352            71,829
    Smith Barney Money Market Portfolio
      Standard Death Benefit..................................             -       1.052                 -
      Enhanced Death Benefit..................................         9,253       1.049             9,709
    Van Kampen Enterprise Portfolio
      Standard Death Benefit..................................             -       0.970                 -
      Enhanced Death Benefit..................................         5,038       0.967             4,872


                                                                             DECEMBER 31, 2000
                                                                --------------------------------------------

                                                                 ACCUMULATION      UNIT            NET
                                                                    UNITS         VALUE          ASSETS
                                                                    -----         -----          ------
  Van Kampen Life Investment Trust
    Emerging Growth Portfolio
      Standard Death Benefit.....................................      6,477     $  1.234     $       7,992
      Enhanced Death Benefit.....................................     70,059        1.231            86,253

  Variable Insurance Products Fund II
    Contrafund(R) Portfolio - Service Class 2
      Standard Death Benefit.....................................    180,188        0.922           166,209
      Enhanced Death Benefit.....................................          -        0.921                 -
    Contrafund(R) Portfolio - Service Class
      Standard Death Benefit.....................................     64,462        1.047            67,494
      Enhanced Death Benefit.....................................      2,548        1.045             2,661

  Warburg Pincus Trust
    Emerging Markets Portfolio
      Standard Death Benefit.....................................          -        0.748                 -
      Enhanced Death Benefit.....................................      1,000        0.747               747
                                                                                               ------------

  Net Contract Owners' Equity....................................                              $260,214,872
                                                                                               ============

5.  STATEMENT OF INVESTMENTS


  INVESTMENTS                                                     No. of        Market
                                                                  Shares        Value
                                                              ------------  --------------
    Capital Appreciation Fund (0.1%)
        Total (Cost $152,978)                                       1,712   $     140,427
                                                              ------------  --------------

    Money Market Portfolio (0.1%)
        Total (Cost $330,988)                                     330,988         330,988
                                                              ------------  --------------


    Alliance Variable Product Series Fund, Inc. (0.1%)
      Premier Growth Portfolio - Class B
        Total (Cost $428,515)                                      11,072         353,543
                                                              ------------  --------------


    American Variable Insurance Series (0.3%)
      Global Growth Fund - Class 2 (Cost $140,928)                  6,708         115,453
      Growth Fund - Class 2 (Cost $515,411)                         6,513         477,335
      Growth-Income Fund - Class 2 (Cost $167,581)                  4,951         173,915
                                                              ------------  --------------
        Total (Cost $823,920)                                      18,172         766,703
                                                              ------------  --------------


    Delaware Group Premium Fund (0.0%)
      REIT Series
        Total (Cost $8,706)                                           864           9,517
                                                              ------------  --------------


    Deutsche Asset Management VIT Funds (0.3%)
      EAFE(R) Equity Index Fund (Cost $184,880)                    14,735         164,153
      Small Cap Index Fund (Cost $509,509)                         45,732         507,628
                                                              ------------  --------------
        Total (Cost $694,389)                                      60,467         671,781
                                                              ------------  --------------


    Dreyfus Variable Investment Fund (0.0%)
      Appreciation Portfolio (Cost $8,106)                            196           7,638
      Small Cap Portfolio (Cost $1,462)                                26           1,041
                                                              ------------  --------------
        Total (Cost $9,568)                                           222           8,679
                                                              ------------  --------------


    Franklin Templeton Variable Insurance Products
     Trust (0.0%)
      Franklin Small Cap Fund - Class 2 (Cost $22,450)                878          18,561
      Templeton International Securities Fund - Class 2
       (Cost $15,986)                                                 857          16,006
                                                              ------------  --------------
        Total (Cost $38,436)                                        1,735          34,567
                                                              ------------  --------------


    Greenwich Street Series Fund (98.0%)
      Equity Index Portfolio - Class I Shares (Cost
       $263,936,794)                                            7,867,883     254,919,412
      Appreciation Portfolio (Cost $29,353)                         1,251          28,533
                                                              ------------  --------------
        Total (Cost $263,966,147)                               7,869,134     254,947,945
                                                              ------------  --------------

                                                                  No. of         Market
                                                                  Shares         Value
                                                                -----------  --------------
    Janus Aspen Series (0.3%)
      Aggressive Growth Portfolio - Service Shares (Cost
       $15,243)                                                        305   $      10,964
      Balanced Portfolio - Service Shares (Cost $489,181)           19,241         479,670
      Global Life Sciences Portfolio - Service Shares (Cost
       $1,000)                                                         123           1,145
      Global Technology Portfolio - Service Shares (Cost
       $28,998)                                                      3,239          21,217
      Worldwide Growth Portfolio - Service Shares (Cost
       $337,358)                                                     8,286         304,669
                                                                -----------  --------------
        Total (Cost $871,780)                                       31,194         817,665
                                                                -----------  --------------

    The Travelers Series Trust (0.3%)
      Equity Income Portfolio (Cost $232,097)                       14,600         237,390
      Federated High Yield Portfolio (Cost $1,097)                      99             944
      Federated Stock Portfolio (Cost $1,056)                           66           1,056
      Large Cap Portfolio (Cost $88,227)                             4,626          77,771
      Lazard International Stock Portfolio (Cost $1,051)                72             951
      MFS Emerging Growth Portfolio (Cost $196,720)                  7,570         171,074
      MFS Mid Cap Growth Portfolio (Cost $16,496)                      984          16,486
      MFS Research Portfolio (Cost $24,406)                          1,856          22,555
      Convertible Bond Portfolio (Cost $73,059)                      6,079          73,307
      Disciplined Mid Cap Stock Portfolio (Cost $1,051)                 61           1,057
      Travelers Quality Bond Portfolio (Cost $140,838)              13,132         144,449
                                                                -----------  --------------
        Total (Cost $776,098)                                       49,145         747,040
                                                                -----------  --------------

    Travelers Series Fund Inc. (0.4%)
      Alliance Growth Portfolio (Cost $98,251)                       3,390          84,241
      MFS Total Return Portfolio (Cost $172,178)                    10,538         187,150
      Putnam Diversified Income Portfolio (Cost $8,791)                851           8,880
      Smith Barney Aggressive Growth Portfolio (Cost $226,728)      18,239         255,164
      Smith Barney International Equity Portfolio (Cost
       $220,331)                                                    11,349         197,357
      Smith Barney Large Capitalization Growth Portfolio
       (Cost $86,275)                                                5,141          76,398
      Smith Barney Large Cap Value Portfolio (Cost $75,040)          3,764          79,985
      Smith Barney Mid Cap Portfolio (Cost $71,086)                  6,108          83,799
      Smith Barney Money Market Portfolio (Cost $9,708)              9,709           9,708
      Van Kampen Enterprise Portfolio (Cost $5,465)                    218           4,886
                                                                -----------  --------------
        Total (Cost $973,853)                                       69,307         987,568
                                                                -----------  --------------


    Van Kampen Life Investment Trust (0.0%)
      Emerging Growth Portfolio
        Total (Cost $113,413)                                        2,275          94,284
                                                                -----------  --------------


    Variable Insurance Products Fund II (0.1%)
      Contrafund(R) Portfolio - Service Class 2
       (Cost $169,074)                                               7,033         166,268
      Contrafund(R) Portfolio - Service Class
       (Cost $80,304)                                                2,965          70,181
                                                                -----------  --------------
        Total (Cost $249,378)                                        9,998         236,449
                                                                -----------  --------------


    Warburg Pincus Trust (0.0%)
      Emerging Markets Portfolio (Cost $1,000)
        Total (Cost $1,000)                                             78             726
                                                                -----------  --------------


  TOTAL INVESTMENTS (100%)
    (Cost $269,439,169)                                                      $ 260,147,882
                                                                             ==============

                       This page intentionally left blank.

6.  SCHEDULE OF FUND BD III OPERATIONS AND CHANGES IN NET ASSETS
    FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999


                                                              Capital               Money Market         Premier Growth Portfolio -
                                                          Appreciation Fund          Portfolio                   Class B
                                                         -------------------  ------------------------   ------------------------
                                                           2000       1999       2000          1999         2000         1999
                                                           ----       ----       ----          ----         ----         ----
Investment Income:
Dividends..............................................  $    333   $     -   $   17,298     $  1,133    $  14,034    $        -
                                                         ---------  --------  -----------    ---------   ----------   -----------

Expenses:
Insurance charges......................................       288         -        3,535          296        4,146           219
Administrative fees....................................        33         -          424           36          448            24
Equity protection fees.................................         -         -            -            -            -             -
                                                         ---------  --------  -----------    ---------   ----------   -----------
    Net investment income (loss).......................        12         -       13,339          801        9,440          (243)
                                                         ---------  --------  -----------    ---------   ----------   -----------

Realized Gain (Loss) and Change in Unrealized
  Gain (Loss) on Investments:
Realized gain (loss) from investment transactions:
  Proceeds from investments sold.......................    25,355         -      166,270      310,740        4,374           172
  Cost of investments sold.............................    26,842         -      166,270      310,740        4,453           169
                                                         ---------  --------  -----------    ---------   ----------   -----------

    Net realized gain (loss)...........................    (1,487)        -            -            -          (79)            3
                                                         ---------  --------  -----------    ---------   ----------   -----------

Change in unrealized gain (loss) on investments:
  Unrealized gain (loss) beginning of year.............         -         -            -            -       12,368             -
  Unrealized gain (loss) end of year...................   (12,551)        -            -            -      (74,972)       12,368
                                                         ---------  --------  -----------    ---------   ----------   -----------

    Net change in unrealized gain (loss) for the year..   (12,551)        -            -            -      (87,340)       12,368
                                                         ---------  --------  -----------    ---------   ----------   -----------

Net increase (decrease) in net assets
    resulting from operations..........................   (14,026)        -       13,339          801      (77,979)       12,128
                                                         ---------  --------  -----------    ---------   ----------   -----------




Unit Transactions:
Participant purchase payments..........................   122,457         -      371,081       79,638      236,580       182,716
Participant transfers from other Travelers accounts....    32,946         -       16,141        4,373            -             -
Administrative charges.................................        (2)        -          (31)         (26)         (50)            -
Contract surrenders....................................    (1,000)        -            -            -            -             -
Participant transfers to other Travelers accounts......         -         -     (163,102)           -            -             -
Other payments to participants.........................         -         -            -            -            -             -
                                                         ---------  --------  -----------    ---------   ----------   -----------

  Net increase (decrease) in net assets
    resulting from unit transactions...................   154,401         -      224,089       83,985      236,530       182,716
                                                         ---------  --------  -----------    ---------   ----------    ----------

    Net increase (decrease) in net assets..............   140,375         -      237,428       84,786      158,551       194,844




Net Assets:
  Beginning of year....................................         -         -       94,055        9,269      194,844             -
                                                         ---------  --------  -----------    ---------   ----------   -----------

  End of year..........................................  $140,375    $    -   $  331,483     $ 94,055    $ 353,395    $  194,844
                                                         =========  ========  ===========    =========   ==========   ===========

       Global Growth Fund -
            Class 2               Growth Fund - Class 2       Growth-Income Fund - Class 2        REIT Series
-----------------------------   ---------------------------  ------------------------------  ----------------------
     2000              1999         2000           1999            2000          1999           2000         1999
     ----              ----         ----           ----            ----          ----           ----         ----

 $       774      $    2,060     $   1,247     $     5,104     $     2,361     $     -       $       -     $     -
-------------    ------------   ------------  -------------  --------------   ---------      ----------   ---------

       1,377              71         4,553              24           1,765           -              19           -
         144               7           488               3             183           -               1           -
           -               -             -               -               -           -               -           -
-------------    ------------   ------------  -------------  --------------   ---------      ----------   ---------
        (747)          1,982        (3,794)          5,077             413           -             (20)          -
-------------    ------------   ------------  -------------  --------------   ---------      ----------   ---------




       1,793              49         4,530               -           1,832           -              16           -
       1,882              46         4,544               -           1,840           -              15           -
-------------    ------------   ------------  -------------  --------------   ---------      ----------   ---------

         (89)              3           (14)              -              (8)          -               1           -
-------------    ------------   ------------  -------------  --------------   ---------      ----------   ---------


       5,608               -        (1,112)              -               -           -               -           -
     (25,475)          5,608       (38,076)         (1,112)          6,334           -             811           -
-------------    ------------   ------------  -------------  --------------   ---------      ----------   ---------

     (31,083)          5,608       (36,964)         (1,112)          6,334           -             811           -
-------------    ------------   ------------  -------------  --------------   ---------      ----------   ---------


     (31,919)          7,593       (40,772)          3,965           6,739           -             792           -
-------------    ------------   ------------  -------------  --------------   ---------      ----------   ---------



      93,567          38,577       447,860          33,915         167,110           -           8,721           -
       7,944               -        32,210               -               -           -               -           -
          (4)              -           (41)              -              (8)          -               -           -
        (355)              -             -               -               -           -               -           -
           -               -             -               -               -           -               -           -
           -               -             -               -               -           -               -           -
-------------    ------------   ------------  -------------  --------------   ---------      ----------   ---------


     101,152          38,577       480,029          33,915         167,102           -           8,721           -
-------------    ------------   ------------  -------------  --------------   ---------      ----------   ---------

      69,233          46,170       439,257          37,880         173,841           -           9,513           -




      46,170               -        37,880               -               -           -               -           -
-------------    ------------   ------------  -------------  --------------   ---------      ----------   ---------

$    115,403      $   46,170     $ 477,137     $    37,880     $   173,841     $     -       $   9,513     $     -
=============    ============   ============  =============  ==============   =========      ==========   =========

6.  SCHEDULE OF FUND BD III OPERATIONS AND CHANGES IN NET ASSETS
    FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999 (CONTINUED)


                                                              EAFE(R) Equity           Small Cap Index            Appreciation
                                                                Index Fund                 Fund                     Portfolio
                                                          ------------------------  ----------------------   ----------------------
                                                              2000        1999         2000        1999        2000         1999
                                                              ----        ----         ----        ----        ----         ----
Investment Income:
Dividends..............................................    $  2,737     $   5,753    $  2,634    $ 15,423     $   136     $      -
                                                          ----------   -----------  ----------  ----------   ---------   ----------

Expenses:
Insurance charges......................................       1,874           355       6,176       1,746          50            -
Administrative fees....................................         225            43         741         210           5            -
Equity protection fees.................................           -             -           -           -           -            -
                                                          ----------   -----------  ----------  ----------   ---------   ----------
    Net investment income (loss).......................         638         5,355      (4,283)     13,467          81            -
                                                          ----------   -----------  ----------  ----------   ---------   ----------

Realized Gain (Loss) and Change in Unrealized
  Gain (Loss) on Investments:
Realized gain (loss) from investment transactions:
  Proceeds from investments sold.......................       1,957           339      11,452      11,826          52            -
  Cost of investments sold.............................       2,001           325      10,601      12,027          54            -
                                                          ----------   -----------  ----------  ----------   ---------   ----------

    Net realized gain (loss)...........................         (44)           14         851        (201)         (2)           -
                                                          ----------   -----------  ----------  ----------   ---------   ----------

Change in unrealized gain (loss) on investments:
  Unrealized gain (loss) beginning of year.............      10,004            -       26,733           -          -             -
  Unrealized gain (loss) end of year...................     (20,727)       10,004      (1,881)     26,733        (468)           -
                                                          ----------   -----------  ----------  ----------   ---------   ----------

    Net change in unrealized gain (loss) for the year..     (30,731)       10,004     (28,614)     26,733        (468)           -
                                                          ----------   -----------  ----------  ----------   ---------   ----------

Net increase (decrease) in net assets
    resulting from operations..........................     (30,137)       15,373     (32,046)     39,999        (389)           -
                                                          ----------   -----------  ----------  ----------   ---------   ----------




Unit Transactions:
Participant purchase payments..........................      41,097       107,541      86,324     326,951       8,023            -
Participant transfers from other Travelers accounts....      26,264         4,000      47,911      43,829           -            -
Administrative charges.................................         (46)           (1)        (36)        (11)         (1)           -
Contract surrenders....................................           -             -      (5,003)       (478)          -            -
Participant transfers to other Travelers accounts......           -             -           -           -           -            -
Other payments to participants.........................           -             -           -           -           -            -
                                                          ----------   -----------  ----------  ----------   ---------   ----------

  Net increase (decrease) in net assets
    resulting from unit transactions...................      67,315       111,540     129,196     370,291       8,022            -
                                                          ----------   -----------  ----------  ----------   ---------   ----------

    Net increase (decrease) in net assets..............      37,178       126,913      97,150     410,290       7,633            -




Net Assets:
  Beginning of year....................................     126,913             -     410,290           -           -            -
                                                          ----------   -----------  ----------  ----------   ---------   ----------
  End of year..........................................    $164,091     $126,9131    $507,440    $410,290     $ 7,633     $      -
                                                          ==========   ===========  ==========  ==========   =========   ==========

                             Franklin Small Cap Fund -    Templeton International             Equity Index Portfolio -
  Small Cap Portfolio               Class 2              Securities Fund - Class 2               Class I Shares
----------------------    ---------------------------    -------------------------    ----------------------------------
   2000         1999          2000             1999         2000         1999               2000             1999
   ----         ----          ----             ----         ----         ----               ----             ----

 $   462      $     -      $      33        $      -      $     368    $      -        $    1,411,465    $      192,334
---------    ---------    -----------      ----------    -----------  ----------      ----------------  ----------------

       9            -            168               -             99           -             2,871,708           627,365
       -            -             17               -             10           -               342,529            74,069
       -            -              -               -              -           -             3,767,984           752,448
---------    ---------    -----------      ----------    -----------  ----------      ----------------  ----------------
     453            -           (152)              -            259           -            (5,570,756)       (1,261,548)
---------    ---------    -----------      ----------    -----------  ----------      ----------------  ----------------




       -            -            166               -            100           -             1,735,333           720,440
       -            -            174               -            104           -             1,711,018           636,387
---------    ---------     ----------      ----------    -----------  ----------      ---------------   ---------------
       -            -            (8)               -            (4)           -                24,315            84,053
---------     ---------    ---------       ----------    -----------  ----------      ---------------   ---------------

       -            -              -               -              -           -            15,804,181         1,354,220
    (421)           -         (3,889)              -             20           -            (9,017,382)       15,804,181
---------    ---------    -----------      ----------    -----------  ----------      ----------------  ----------------

    (421)           -         (3,889)              -             20           -           (24,821,563)       14,449,961
---------    ---------    -----------      ----------    -----------  ----------      ----------------  ----------------


      32            -        (4,049)               -            275           -           (30,368,004)       13,272,466
---------    ---------    -----------      ----------    -----------  ----------      ----------------  ----------------




   1,000            -         22,592               -          7,777           -           128,221,316       138,354,949
       -            -              -               -          7,944           -               462,455           425,072
       -            -              -               -             (1)          -               (35,846)           (3,110)
       -            -              -               -              -           -            (6,038,623)       (1,013,213)
       -            -              -               -              -           -                     -           (25,829)
       -            -              -               -              -           -            (1,033,062)                -
---------    ---------    -----------      ----------    -----------  ----------      ----------------  ----------------


   1,000            -         22,592               -         15,720           -           121,576,240       137,737,869
---------    ---------    -----------      ----------    -----------  ----------      ----------------  ----------------

   1,032            -         18,543               -         15,995           -            91,208,236       151,010,335




       -            -              -               -              -           -           163,779,661        12,769,326
---------    ---------    -----------      ----------    -----------  ----------      ----------------  ----------------

 $ 1,032       $    -      $  18,543      $        -      $  15,995     $     -        $  254,987,897     $ 163,779,661
=========    =========    ===========      ==========    ===========  ==========      ================  ================

6.  SCHEDULE OF FUND BD III OPERATIONS AND CHANGES IN NET ASSETS
    FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999 (CONTINUED)




                                                                                 Aggressive Growth         Balanced
                                                             Appreciation        Portfolio -               Portfolio -
                                                              Portfolio          Service Shares          Service Shares
                                                           ------------------  -------------------  --------------------
                                                               2000    1999       2000      1999       2000        1999
                                                               ----    ----       ----      ----       ----        ----
Investment Income:
Dividends................................................    $  227    $   -    $    545    $   -    $    2,684    $  -
                                                           ---------  -------  ----------  -------  ------------  ------

Expenses:
Insurance charges........................................       216        -          69        -         1,129       -
Administrative fees......................................        22        -           7        -           135       -
Equity protection fees...................................         -        -           -        -             -       -
                                                           ---------  -------  ----------  -------  ------------  ------
    Net investment income (loss).........................       (11)       -         469        -         1,420       -
                                                           ---------  -------  ----------  -------  ------------  ------

Realized Gain (Loss) and Change in Unrealized
  Gain (Loss) on Investments:
Realized gain (loss) from investment transactions:
  Proceeds from investments sold.........................       228        -          51        -        19,706       -
  Cost of investments sold...............................       236        -          61        -        19,885       -
                                                           ---------  -------  ----------  -------  ------------  ------

    Net realized gain (loss).............................        (8)       -         (10)       -          (179)      -
                                                           ---------  -------  ----------  -------  ------------  ------

Change in unrealized gain (loss) on investments:
  Unrealized gain (loss) beginning of year...............         -        -           -        -             -       -
  Unrealized gain (loss) end of year.....................      (820)       -      (4,279)       -        (9,511)      -
                                                           ---------  -------  ----------  -------  ------------  ------

    Net change in unrealized gain (loss) for the year....      (820)       -      (4,279)       -        (9,511)      -
                                                           ---------  -------  ----------  -------  ------------  ------

Net increase (decrease) in net assets
    resulting from operations............................      (839)       -      (3,820)       -        (8,270)      -
                                                           ---------  -------  ----------  -------  ------------  ------




Unit Transactions:
Participant purchase payments............................    29,361        -      12,036        -       455,816       -
Participant transfers from other Travelers accounts......         -        -       2,733        -        32,946       -
Administrative charges...................................        (2)       -           -        -            (3)      -
Contract surrenders......................................         -        -           -        -        (1,000)      -
Participant transfers to other Travelers accounts .......         -        -           -        -             -       -
Other payments to participants ..........................         -        -           -        -             -       -
                                                           ---------  -------  ----------  -------  ------------  ------

  Net increase (decrease) in net assets
    resulting from unit transactions.....................    29,359        -      14,769        -       487,759       -
                                                           ---------  -------  ----------  -------  ------------  ------

    Net increase (decrease) in net assets................    28,520        -      10,949        -       479,489       -




Net Assets:
  Beginning of year......................................         -        -           -        -             -       -
                                                           ---------  -------  ----------  -------  ------------  ------

  End of year............................................    28,520    $   -    $ 10,949    $   -    $  479,489   $   -
                                                           =========  =======  ==========  =======  ============  ======

Global Life Sciences Portfolio -   Global Technology Portfolio -   Worldwide Growth Portfolio -
       Service Shares                    Service Shares                  Service Shares               Equity Income Portfolio
--------------------------------   -----------------------------   ----------------------------   -------------------------------
   2000            1999                2000           1999              2000          1999           2000              1999
   ----            ----                ----           ----              ----          ----           ----              ----

$       -        $     -            $      129     $       -        $       457     $     -        $     2,308       $     -
----------      ---------          ------------   -----------      -------------   ---------      -------------     ---------

       10              -                    79             -                743           -                601             -
        -              -                     9             -                 88           -                 70             -
        -              -                     -             -                  -           -                  -             -
----------      ---------          ------------   -----------      -------------   ---------      -------------     ---------
      (10)             -                    41             -               (374)          -              1,637             -
----------      ---------          ------------   -----------      -------------   ---------      -------------     ---------



        -              -                    75             -              4,551           -                528             -
        -              -                    86             -              5,175           -                532             -
----------      ---------          ------------   -----------      -------------   ---------      -------------     ---------

        -              -                   (11)            -               (624)          -                 (4)            -
----------      ---------          ------------   -----------      -------------   ---------      -------------     ---------


        -              -                     -             -                  -           -                  -             -
      145              -                (7,781)            -            (32,689)          -              5,293             -
----------      ---------          ------------   -----------      -------------   ---------      -------------     ---------

      145              -                (7,781)            -            (32,689)          -              5,293             -
----------      ---------          ------------   -----------      -------------   ---------      -------------     ---------


      135              -               (7,751)             -           (33,687)           -              6,926             -
----------      ---------          ------------   -----------      -------------   ---------      -------------     ---------




    1,000              -                28,955             -            338,244           -            227,643             -
        -              -                     -             -                  -           -              2,733             -
        -              -                    (1)            -                  -           -                 (2)            -
        -              -                     -             -                  -           -                  -             -
        -              -                     -             -                  -           -                  -             -
        -              -                     -             -                  -           -                  -             -
----------      ---------          ------------   -----------      -------------   ---------      -------------     ---------


    1,000              -                28,954             -            338,244           -            230,374             -
----------      ---------          ------------   -----------      -------------   ---------      -------------     ---------

    1,135              -                21,203             -            304,557           -            237,300             -




        -              -                     -             -                  -           -                  -             -
----------      ---------          ------------   -----------      -------------   ---------      -------------     ---------

$   1,135         $    -            $   21,203      $      -        $   304,557     $     -        $   237,300       $     -
==========      =========          ============   ===========      =============   =========      =============     =========

6.  SCHEDULE OF FUND BD III OPERATIONS AND CHANGES IN NET ASSETS
    FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999 (CONTINUED)


                                                                Federated High      Federated Stock          Large Cap
                                                                Yield Portfolio        Portfolio             Portfolio
                                                              ------------------  --------------------  ---------------------
                                                                2000      1999      2000         1999      2000      1999
                                                                ----      ----      ----         ----      ----      ----
Investment Income:
Dividends.................................................     $   97    $    -    $    56     $    -    $  3,876     $  378
                                                              --------  --------  ---------   --------  ----------   --------

Expenses:
Insurance charges.........................................         10         -         10          -         280         13
Administrative fees.......................................          -         -          -          -          33          1
Equity protection fees....................................          -         -          -          -           -          -
                                                              --------  --------  ---------   --------  ----------   --------
    Net investment income (loss)..........................         87         -         46          -       3,563        364
                                                              --------  --------  ---------   --------  ----------   --------

Realized Gain (Loss) and Change in Unrealized
  Gain (Loss) on Investments:
Realized gain (loss) from investment transactions:
  Proceeds from investments sold..........................          -         -          -          -         647          -
  Cost of investments sold................................          -         -          -          -         667          -
                                                              --------  --------  ---------   --------  ----------   --------

    Net realized gain (loss)..............................          -         -          -          -         (20)         -
                                                              --------  --------  ---------   --------  ----------   --------

Change in unrealized gain (loss) on investments:
  Unrealized gain (loss) beginning of year................          -         -          -          -         351          -
  Unrealized gain (loss) end of year......................       (153)        -          -          -     (10,456)       351
                                                              --------  --------  ---------   --------  ----------   --------

    Net change in unrealized gain (loss) for the year.....       (153)        -          -          -     (10,807)       351
                                                              --------  --------  ---------   --------  ----------   --------

Net increase (decrease) in net assets
    resulting from operations.............................        (66)        -         46          -      (7,264)       715
                                                              --------  --------  ---------   --------  ----------   --------




Unit Transactions:
Participant purchase payments.............................      1,000         -      1,000          -      74,748      7,199
Participant transfers from other Travelers accounts.......          -         -          -          -       2,733          -
Administrative charges....................................          -         -          -          -          (9)         -
Contract surrenders.......................................          -         -          -          -        (380)         -
Participant transfers to other Travelers accounts.........          -         -          -          -           -          -
Other payments to participants............................          -         -          -          -           -          -
                                                              --------  --------  ---------   --------  ----------   --------

  Net increase (decrease) in net assets
    resulting from unit transactions......................      1,000         -      1,000          -      77,092      7,199
                                                              --------  --------  ---------   --------  ----------   --------

    Net increase (decrease) in net assets.................        934         -      1,046          -      69,828      7,914




Net Assets:
  Beginning of year.......................................          -         -          -          -       7,914          -
                                                              --------  --------  ---------   --------  ----------   --------

  End of year.............................................     $  934    $    -    $ 1,046     $    -    $ 77,742     $7,914
                                                              ========  ========  =========   ========  ==========   ========

Lazard International Stock
        Portfolio           MFS Emerging Growth Portfolio   MFS Mid Cap Growth Portfolio      MFS Research Portfolio
--------------------------  -----------------------------  ------------------------------   -------------------------
   2000          1999           2000          1999              2000         1999               2000        1999
   ----          ----           ----          ----              ----         ----               ----        ----

$      51      $      -        $    3,528      $     -        $     73     $      -          $        -    $     -
----------    ----------      ------------    ---------      ----------   ----------        ------------  ---------

        9             -               855            -              28            -                  81          -
        -             -                96            -               2            -                   8          -
        -             -                 -            -               -            -                   -          -
----------    ----------      ------------    ---------      ----------   ----------        ------------  ---------
       42             -             2,577            -              43            -                 (89)         -
----------    ----------      ------------    ---------      ----------   ----------        ------------  ---------




        -             -             1,222            -              19            -                  69          -
        -             -             1,286            -              19            -                  75          -
----------    ----------      ------------    ---------      ----------   ----------        ------------  ---------

        -             -               (64)           -               -            -                  (6)         -
----------    ----------      ------------    ---------      ----------   ----------        ------------  ---------


        -             -                 -            -               -            -                   -          -
     (100)            -           (25,646)           -             (10)           -              (1,851)         -
----------    ----------      ------------    ---------      ----------   ----------        ------------  ---------

     (100)            -           (25,646)           -             (10)           -              (1,851)         -
----------    ----------      ------------    ---------      ----------   ----------        ------------  ---------


      (58)            -           (23,133)           -              33            -              (1,946)         -
----------    ----------      ------------    ---------      ----------   ----------        ------------  ---------




    1,000             -           167,553            -          16,442            -              24,494          -
        -             -            26,998            -               -            -                   -          -
        -             -                (8)           -               -            -                   -          -
        -             -              (403)           -               -            -                   -          -
        -             -                 -            -               -            -                   -          -
        -             -                 -            -               -            -                   -          -
----------    ----------      ------------    ---------      ----------   ----------        ------------  ---------


    1,000             -           194,140            -          16,442            -              24,494          -
----------    ----------      ------------    ---------      ----------   ----------        ------------  ---------

      942             -           171,007            -          16,475            -              22,548          -




        -             -                 -            -               -            -                   -          -
----------    ----------      ------------    ---------      ----------   ----------        ------------  ---------

$     942      $      -        $  171,007      $     -        $ 16,475     $      -          $   22,548    $     -
==========    ==========      ============    =========      ==========   ==========        ============  =========

6.  SCHEDULE OF FUND BD III OPERATIONS AND CHANGES IN NET ASSETS
    FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999 (CONTINUED)


                                                                                Disciplined Mid
                                                            Convertible Bond      Cap Stock       Travelers Quality
                                                               Portfolio          Portfolio        Bond Portfolio
                                                           -----------------  -----------------  ---------------------
                                                             2000     1999      2000      1999      2000        1999
                                                             ----     ----      ----      ----      ----        ----
Investment Income:
Dividends................................................   $   83    $   -    $    51    $  -    $      50    $    -
                                                           --------  -------  ---------  ------  -----------  --------

Expenses:
Insurance charges........................................      144        -         10       -          215         -
Administrative fees......................................       17        -          -       -           25         -
Equity protection fees...................................        -        -          -       -            -         -
                                                           --------  -------  ---------  ------  -----------  --------
    Net investment income (loss).........................      (78)       -         41       -         (190)        -
                                                           --------  -------  ---------  ------  -----------  --------

Realized Gain (Loss) and Change in Unrealized
  Gain (Loss) on Investments:
Realized gain (loss) from investment transactions:
  Proceeds from investments sold.........................      120        -          -       -        1,209         -
  Cost of investments sold...............................      121        -          -       -        1,178         -
                                                           --------  -------  ---------  ------  -----------  --------

    Net realized gain (loss).............................       (1)       -          -       -           31         -
                                                           --------  -------  ---------  ------  -----------  --------

Change in unrealized gain (loss) on investments:
  Unrealized gain (loss) beginning of year...............        -        -          -       -            -         -
  Unrealized gain (loss) end of year.....................      248        -          6       -        3,611         -
                                                           --------  -------  ---------  ------  -----------  --------

    Net change in unrealized gain (loss) for the year....      248        -          6       -        3,611         -
                                                           --------  -------  ---------  ------  -----------  --------

Net increase (decrease) in net assets
    resulting from operations............................      169        -         47       -        3,452         -
                                                           --------  -------  ---------  ------  -----------  --------




Unit Transactions:
Participant purchase payments............................   73,111        -      1,000       -      140,943         -
Participant transfers from other Travelers accounts......        -        -          -       -            -         -
Administrative charges...................................       (1)       -          -       -            -         -
Contract surrenders......................................        -        -          -       -            -         -
Participant transfers to other Travelers accounts........        -        -          -       -            -         -
Other payments to participants...........................        -        -          -       -            -         -
                                                           --------  -------  ---------  ------  -----------  --------

  Net increase (decrease) in net assets
    resulting from unit transactions.....................   73,110        -      1,000       -      140,943         -
                                                           --------  -------  ---------  ------  -----------  --------

    Net increase (decrease) in net assets................   73,279        -      1,047       -      144,395         -




Net Assets:
  Beginning of year......................................        -        -          -       -            -         -
                                                           --------  -------  ---------  ------  -----------  --------

  End of year............................................   73,279   $    -    $ 1,047    $  -    $ 144,395    $    -
                                                           ========  =======  =========  ======  ===========  ========

                                                              Putnam Diversified Income     Smith Barney Aggressive Growth
 Alliance Growth Portfolio     MFS Total Return Portfolio            Portfolio                         Portfolio
---------------------------   ----------------------------   ---------------------------   ---------------------------------
    2000          1999            2000            1999         2000          1999                2000              1999
    ----          ----            ----            ----         ----          ----                ----              ----

 $     4,465    $      -       $       -        $     -       $      86    $     -            $       -         $      61
-------------  ----------     -----------      ---------     -----------  ---------          -----------       -----------

         635          22             875              -              19          -                2,339                62
          70           2              98              -               1          -                  278                 8
           -           -               -              -               -          -                                      -
-------------  ----------     -----------      ---------     -----------  ---------          -----------       -----------
       3,760         (24)           (973)             -              66          -               (2,617)               (9)
-------------  ----------     -----------      ---------     -----------  ---------          -----------       -----------




      17,858          17             855              -              16          -                2,453                42
      18,606          16             823              -              16          -                2,021                39
-------------  ----------     -----------      ---------     -----------  ---------          -----------       -----------

        (748)          1              32              -               -          -                  432                 3
-------------  ----------     -----------      ---------     -----------  ---------          -----------       -----------


       1,303           -               -              -               -          -                9,649                 -
     (14,010)      1,303          14,972              -              89          -               28,436             9,649
-------------  ----------     -----------      ---------     -----------  ---------          -----------       -----------

     (15,313)      1,303          14,972              -              89          -               18,787             9,649
-------------  ----------     -----------      ---------     -----------  ---------          -----------       -----------


     (12,301)      1,280          14,031              -             155          -               16,602             9,643
-------------  ----------     -----------      ---------     -----------  ---------          -----------       -----------





      46,105      12,102         170,313              -           8,721          -              133,162            71,400
      38,411           -           2,733              -               -          -               24,266                 -
         (27)          -               -              -               -          -                   (6)                -
      (1,362)          -               -              -               -          -                    -                 -
           -           -               -              -               -          -                                      -
           -           -               -              -               -          -                                      -
-------------  ----------     -----------      ---------     -----------  ---------          -----------       -----------


      83,127      12,102         173,046              -           8,721          -              157,422            71,400
-------------  ----------     -----------      ---------     -----------  ---------          -----------       -----------

      70,826      13,382         187,077              -           8,876          -              174,024            81,043





      13,382           -               -              -               -          -               81,043                 -
-------------  ----------     -----------      ---------     -----------  ---------          -----------       -----------

 $    84,208    $ 13,382       $ 187,077        $     -       $   8,876    $     -            $ 255,067         $  81,043
=============  ==========     ===========      =========     ===========  =========          ===========       ===========

6.  SCHEDULE OF FUND BD III OPERATIONS AND CHANGES IN NET ASSETS
    FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999 (CONTINUED)

                                                              SMITH BARNEY INTERNATIONAL EQUITY PORTFOLIO
                                                           -------------------------------------------------
                                                                    2000                     1999
                                                                    ----                     ----
INVESTMENT INCOME:
Dividends ...............................................               $     987                       $ -
                                                           -----------------------  ------------------------

EXPENSES:
Insurance charges .......................................                   1,473                         -
Administrative fees .....................................                     166                         -
Equity protection fees ..................................                       -                         -
                                                           -----------------------  ------------------------
     Net investment income (loss) .......................                    (652)                        -
                                                           -----------------------  ------------------------

REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) from investment transactions:
  Proceeds from investments sold ........................                   1,503                         -
  Cost of investments sold ..............................                   1,559                         -
                                                           -----------------------  ------------------------

     Net realized gain (loss)                                                 (56)                        -
                                                           -----------------------  ------------------------

Change in unrealized gain (loss) on investments:
  Unrealized gain (loss) beginning of year ..............                       -                         -
  Unrealized gain (loss) end of year ....................                 (22,974)                        -
                                                           -----------------------  ------------------------

     Net change in unrealized gain (loss) for the year ..                 (22,974)                        -
                                                           -----------------------  ------------------------

Net increase (decrease) in net assets
     resulting from operations ..........................                 (23,682)                        -
                                                           -----------------------  ------------------------

UNIT TRANSACTIONS:
Participant purchase payments ...........................                 196,697                         -
Participant transfers from other Travelers accounts .....                  24,266                         -
Administrative charges ..................................                      (1)                        -
Contract surrenders .....................................                       -                         -
Participant transfers to other Travelers accounts .......                       -                         -
Other payments to participants ..........................                       -                         -
                                                           -----------------------  ------------------------

  Net increase (decrease) in net assets
     resulting from unit transactions ...................                 220,962                         -
                                                           -----------------------  ------------------------

     Net increase (decrease) in net assets ..............                 197,280                         -

NET ASSETS:
  Beginning of year .....................................                       -                         -
                                                           -----------------------  ------------------------

  End of year ...........................................               $ 197,280                       $ -
                                                           =======================  ========================

                                                           SMITH BARNEY LARGE CAPITALIZATION GROWTH PORTFOLIO
                                                           --------------------------------------------------
                                                                    2000                      1999
                                                                    ----                      ----
INVESTMENT INCOME:
Dividends ...............................................                 $     60                 $     27
                                                           ------------------------  -----------------------

EXPENSES:
Insurance charges .......................................                      696                       21
Administrative fees .....................................                       76                        2
Equity protection fees ..................................                        -                        -
                                                           ------------------------  -----------------------
     Net investment income (loss) .......................                     (712)                       4
                                                           ------------------------  -----------------------

REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) from investment transactions:
  Proceeds from investments sold ........................                      745                       17
  Cost of investments sold ..............................                      762                       16
                                                           ------------------------  -----------------------

     Net realized gain (loss)                                                  (17)                       1
                                                           ------------------------  -----------------------

Change in unrealized gain (loss) on investments:
  Unrealized gain (loss) beginning of year ..............                      806                        -
  Unrealized gain (loss) end of year ....................                   (9,877)                     806
                                                           ------------------------  -----------------------

     Net change in unrealized gain (loss) for the year ..                  (10,683)                     806
                                                           ------------------------  -----------------------

Net increase (decrease) in net assets
     resulting from operations ..........................                  (11,412)                     811
                                                           ------------------------  -----------------------

UNIT TRANSACTIONS:
Participant purchase payments ...........................                   75,135                   11,850
Participant transfers from other Travelers accounts .....                        -                        -
Administrative charges ..................................                      (17)                       -
Contract surrenders .....................................                        -                        -
Participant transfers to other Travelers accounts .......                        -                        -
Other payments to participants ..........................                        -                        -
                                                           ------------------------  -----------------------

  Net increase (decrease) in net assets
     resulting from unit transactions ...................                   75,118                   11,850
                                                           ------------------------  -----------------------

     Net increase (decrease) in net assets ..............                   63,706                   12,661

NET ASSETS:
  Beginning of year .....................................                   12,661                        -
                                                           ------------------------  -----------------------

  End of year ...........................................                 $ 76,367                 $ 12,661
                                                           ========================  =======================

                                                                SMITH BARNEY LARGE CAP VALUE PORTFOLIO
                                                           -------------------------------------------------
                                                                    2000                     1999
                                                                    ----                     ----
INVESTMENT INCOME:
Dividends ...............................................                $  1,722                  $      -
                                                           -----------------------  ------------------------

EXPENSES:
Insurance charges .......................................                     814                        80
Administrative fees .....................................                      85                         8
Equity protection fees ..................................                       -                         -
                                                           -----------------------  ------------------------
     Net investment income (loss) .......................                     823                       (88)
                                                           -----------------------  ------------------------

REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) from investment transactions:
  Proceeds from investments sold ........................                     894                        58
  Cost of investments sold ..............................                     915                        60
                                                           -----------------------  ------------------------

     Net realized gain (loss)                                                 (21)                       (2)
                                                           -----------------------  ------------------------

Change in unrealized gain (loss) on investments:
  Unrealized gain (loss) beginning of year ..............                  (1,274)                        -
  Unrealized gain (loss) end of year ....................                   4,945                    (1,274)
                                                           -----------------------  ------------------------

     Net change in unrealized gain (loss) for the year ..                   6,219                    (1,274)
                                                           -----------------------  ------------------------

Net increase (decrease) in net assets
     resulting from operations ..........................                   7,021                    (1,364)
                                                           -----------------------  ------------------------

UNIT TRANSACTIONS:
Participant purchase payments ...........................                  18,128                    48,221
Participant transfers from other Travelers accounts .....                   7,944                         -
Administrative charges ..................................                       -                         -
Contract surrenders .....................................                       -                         -
Participant transfers to other Travelers accounts .......                       -                         -
Other payments to participants ..........................                       -                         -
                                                           -----------------------  ------------------------

  Net increase (decrease) in net assets
     resulting from unit transactions ...................                  26,072                    48,221
                                                           -----------------------  ------------------------

     Net increase (decrease) in net assets ..............                  33,093                    46,857

NET ASSETS:
  Beginning of year .....................................                  46,857                         -
                                                           -----------------------  ------------------------

  End of year ...........................................                $ 79,950                  $ 46,857
                                                           =======================  ========================

   SMITH BARNEY MID CAP PORTFOLIO      SMITH BARNEY MONEY MARKET PORTFOLIO
------------------------------------   -----------------------------------
      2000               1999                2000              1999
      ----               ----                ----              ----

         $    309          $     52            $    787               $ -
------------------  ----------------   ----------------- -----------------

              923                76                 187                 -
               98                 8                  19                 -
                -                 -                   -                 -
------------------  ----------------   ----------------- -----------------
             (712)              (32)                581                 -
------------------  ----------------   ----------------- -----------------

            1,001                55              47,775                 -
              822                53              47,775                 -
------------------  ----------------   ----------------- -----------------

              179                 2                   -                 -
------------------  ----------------   ----------------- -----------------

            4,897                 -                   -                 -
           12,713             4,897                   -                 -
------------------  ----------------   ----------------- -----------------

            7,816             4,897                   -                 -
------------------  ----------------   ----------------- -----------------

            7,283             4,867                 581                 -
------------------  ----------------   ----------------- -----------------

           20,297            43,383              56,818                 -
            7,944                 -                   -                 -
              (10)                -                  (4)                -
                -                 -                   -                 -
                -                 -             (47,686)                -
                -                 -                   -                 -
------------------  ----------------   ----------------- -----------------

           28,231            43,383               9,128                 -
------------------  ----------------   ----------------- -----------------

           35,514            48,250               9,709                 -

           48,250                 -                   -                 -
------------------  ----------------   ----------------- -----------------

         $ 83,764          $ 48,250            $  9,709               $ -
==================  ================   ================= =================

  VAN KAMPEN ENTERPRISE PORTFOLIO          EMERGING GROWTH PORTFOLIO
-----------------------------------   -----------------------------------
      2000              1999               2000               1999
      ----              ----               ----               ----

         $     -           $     -           $      -                $ -
----------------- -----------------   ----------------  -----------------

              13                 -                912                  -
               1                 -                 96                  -
               -                 -                  -                  -
----------------- -----------------   ----------------  -----------------
             (14)                -             (1,008)                 -
----------------- -----------------   ----------------  -----------------

               -                 -                939                  -
               -                 -                937                  -
----------------- -----------------   ----------------  -----------------

               -                 -                  2                  -
----------------- -----------------   ----------------  -----------------

               -                 -                  -                  -
            (579)                -            (19,129)                 -
----------------- -----------------   ----------------  -----------------

            (579)                -            (19,129)                 -
----------------- -----------------   ----------------  -----------------

            (593)                -            (20,135)                 -
----------------- -----------------   ----------------  -----------------

               -                 -            106,438                  -
           5,465                 -              7,964                  -
               -                 -                (22)                 -
               -                 -                  -                  -
               -                 -                  -                  -
               -                 -                  -                  -
----------------- -----------------   ----------------  -----------------

           5,465                 -            114,380                  -
----------------- -----------------   ----------------  -----------------

           4,872                 -             94,245                  -

               -                 -                  -                  -
----------------- -----------------   ----------------  -----------------

         $ 4,872               $ -           $ 94,245                $ -
================= =================   ================  =================

6.  SCHEDULE OF FUND BD III OPERATIONS AND CHANGES IN NET ASSETS
    FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999 (CONTINUED)

                                                                  CONTRAFUND(R) PORTFOLIO - SERVICE CLASS 2
                                                                  -----------------------------------------
                                                                         2000                 1999
                                                                         ----                 ----
INVESTMENT INCOME:
Dividends ...............................................                   $       -                  $ -
                                                                  -------------------- --------------------

EXPENSES:
Insurance charges .......................................                         373                    -
Administrative fees .....................................                          45                    -
Equity protection fees ..................................                           -                    -
                                                                  -------------------- --------------------
     Net investment income (loss) .......................                        (418)                   -
                                                                  -------------------- --------------------

REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) from investment transactions:
  Proceeds from investments sold ........................                      19,079                    -
  Cost of investments sold ..............................                      19,067                    -
                                                                  -------------------- --------------------

     Net realized gain (loss)                                                      12                    -
                                                                  -------------------- --------------------

Change in unrealized gain (loss) on investments:
  Unrealized gain (loss) beginning of year ..............                           -                    -
  Unrealized gain (loss) end of year ....................                      (2,806)                   -
                                                                  -------------------- --------------------

     Net change in unrealized gain (loss) for the year ..                      (2,806)                   -
                                                                  -------------------- --------------------

Net increase (decrease) in net assets
     resulting from operations ..........................                      (3,212)                   -
                                                                  -------------------- --------------------

UNIT TRANSACTIONS:
Participant purchase payments ...........................                     137,477                    -
Participant transfers from other Travelers accounts .....                      32,946                    -
Administrative charges ..................................                          (2)                   -
Contract surrenders .....................................                      (1,000)                   -
Participant transfers to other Travelers accounts .......                           -                    -
Other payments to participants ..........................                           -                    -
                                                                  -------------------- --------------------

  Net increase (decrease) in net assets
     resulting from unit transactions ...................                     169,421                    -
                                                                  -------------------- --------------------

     Net increase (decrease) in net assets ..............                     166,209                    -

NET ASSETS:
  Beginning of year .....................................                           -                    -
                                                                  -------------------- --------------------

  End of year ...........................................                   $ 166,209                  $ -
                                                                  ==================== ====================

                                                                   CONTRAFUND(R) PORTFOLIO - SERVICE CLASS
                                                                  -----------------------------------------
                                                                         2000                 1999
                                                                         ----                 ----
INVESTMENT INCOME:
Dividends ...............................................                   $  9,395              $      -
                                                                  -------------------  --------------------

EXPENSES:
Insurance charges .......................................                        899                    58
Administrative fees .....................................                        108                     7
Equity protection fees ..................................                          -                     -
                                                                  -------------------  --------------------
     Net investment income (loss) .......................                      8,388                   (65)
                                                                  -------------------  --------------------

REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) from investment transactions:
  Proceeds from investments sold ........................                        986                    40
  Cost of investments sold ..............................                      1,065                    39
                                                                  -------------------  --------------------

     Net realized gain (loss)                                                    (79)                    1
                                                                  -------------------  --------------------

Change in unrealized gain (loss) on investments:
  Unrealized gain (loss) beginning of year ..............                      4,136                     -
  Unrealized gain (loss) end of year ....................                    (10,123)                4,136
                                                                  -------------------  --------------------

     Net change in unrealized gain (loss) for the year ..                    (14,259)                4,136
                                                                  -------------------  --------------------

Net increase (decrease) in net assets
     resulting from operations ..........................                     (5,950)                4,072
                                                                  -------------------  --------------------

UNIT TRANSACTIONS:
Participant purchase payments ...........................                          -                69,300
Participant transfers from other Travelers accounts .....                      2,733                     -
Administrative charges ..................................                          -                     -
Contract surrenders .....................................                          -                     -
Participant transfers to other Travelers accounts .......                          -                     -
Other payments to participants ..........................                          -                     -
                                                                  -------------------  --------------------

  Net increase (decrease) in net assets
     resulting from unit transactions ...................                      2,733                69,300
                                                                  -------------------  --------------------

     Net increase (decrease) in net assets ..............                     (3,217)               73,372

NET ASSETS:
  Beginning of year .....................................                     73,372                     -
                                                                  -------------------  --------------------

  End of year ...........................................                   $ 70,155              $ 73,372
                                                                  ===================  ====================

                                                                          EMERGING MARKETS PORTFOLIO
                                                                  -----------------------------------------
                                                                         2000                 1999
                                                                         ----                 ----
INVESTMENT INCOME:
Dividends ...............................................                   $     29                   $ -
                                                                  -------------------  --------------------

EXPENSES:
Insurance charges .......................................                          8                     -
Administrative fees .....................................                          -                     -
Equity protection fees ..................................                          -                     -
                                                                  -------------------  --------------------
     Net investment income (loss) .......................                         21                     -
                                                                  -------------------  --------------------

REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) from investment transactions:
  Proceeds from investments sold ........................                          -                     -
  Cost of investments sold ..............................                          -                     -
                                                                  -------------------  --------------------

     Net realized gain (loss)                                                      -                     -
                                                                  -------------------  --------------------

Change in unrealized gain (loss) on investments:
  Unrealized gain (loss) beginning of year ..............                          -                     -
  Unrealized gain (loss) end of year ....................                       (274)                    -
                                                                  -------------------  --------------------

     Net change in unrealized gain (loss) for the year ..                       (274)                    -
                                                                  -------------------  --------------------

Net increase (decrease) in net assets
     resulting from operations ..........................                       (253)                    -
                                                                  -------------------  --------------------

UNIT TRANSACTIONS:
Participant purchase payments ...........................                      1,000                     -
Participant transfers from other Travelers accounts .....                          -                     -
Administrative charges ..................................                          -                     -
Contract surrenders .....................................                          -                     -
Participant transfers to other Travelers accounts .......                          -                     -
Other payments to participants ..........................                          -                     -
                                                                  -------------------  --------------------

  Net increase (decrease) in net assets
     resulting from unit transactions ...................                      1,000                     -
                                                                  -------------------  --------------------

     Net increase (decrease) in net assets ..............                        747                     -

NET ASSETS:
  Beginning of year .....................................                          -                     -
                                                                  -------------------  --------------------

  End of year ...........................................                   $    747                   $ -
                                                                  ===================  ====================

                   COMBINED
----------------------------------------------
        2000                    1999
        ----                    ----

         $  1,485,937           $     222,325
----------------------  ----------------------

            2,910,422                 630,408
              346,901                  74,428
            3,767,984                 752,448
----------------------  ----------------------
           (5,539,370)             (1,234,959)
----------------------  ----------------------

            2,075,759               1,043,795
            2,053,487                 959,917
----------------------  ----------------------

               22,272                  83,878
----------------------  ----------------------

           15,877,650               1,354,220
           (9,291,287)             15,877,650
----------------------  ----------------------

          (25,168,937)             14,523,430
----------------------  ----------------------

          (30,686,035)             13,372,349
----------------------  ----------------------

          132,400,142             139,387,742
              856,630                 477,274
              (36,181)                 (3,148)
           (6,049,126)             (1,013,691)
             (210,788)                (25,829)
           (1,033,062)                      -
----------------------  ----------------------

          125,927,615             138,822,348
----------------------  ----------------------

           95,241,580             152,194,697

          164,973,292              12,778,595
----------------------  ----------------------

         $260,214,872           $ 164,973,292
======================  ======================

7.  SCHEDULE OF ACCUMULATION UNITS FOR FUND BD III
    FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999



                                                                                                   PREMIER GROWTH PORTFOLIO -
                                          CAPITAL APPRECIATION FUND     MONEY MARKET PORTFOLIO              CLASS B
                                         --------------------------  ---------------------------- ---------------------------
                                                2000          1999          2000            1999         2000           1999
                                                ----          ----          ----            ----         ----           ----

Accumulation units beginning of year ......         --           -          87,063         8,882       172,876              --
Accumulation units purchased and
  transferred from other Travelers accounts    190,158           -         352,643        78,206       209,854         172,876
Accumulation units redeemed and
  transferred to other Travelers accounts .     (1,073)          -        (146,694)          (25)          (41)             --
                                              --------      -------       --------      --------      --------        --------
Accumulation units end of year ............    189,085           -         293,012        87,063       382,689         172,876
                                              ========      =======       ========      ========      ========        ========



                                             GLOBAL GROWTH FUND -                                     GROWTH-INCOME FUND -
                                                    CLASS 2            GROWTH FUND - CLASS 2                 CLASS 2
                                           ------------------------  ---------------------------- ---------------------------
                                               2000          1999          2000            1999         2000           1999
                                               ----          ----          ----            ----         ----           ----

Accumulation units beginning of year ......     35,494          --        32,012              --            --             -
Accumulation units purchased and
  transferred from other Travelers accounts     75,943      35,494       359,938          32,012       158,726            --
Accumulation units redeemed and
  transferred to other Travelers accounts .       (324)          -           (29)              -            (8)           --
                                              --------    --------      --------        --------      --------        --------
Accumulation units end of year ............    111,113      35,494       391,921          32,012       158,718            --
                                              ========    ========      ========        ========      ========        ========


                                                REIT SERIES           EAFE(R) EQUITY INDEX FUND      SMALL CAP INDEX FUND
                                           ------------------------  ---------------------------- ---------------------------
                                             2000          1999          2000            1999         2000           1999
                                             ----          ----          ----            ----         ----           ----

Accumulation units beginning of year .....         --        -           86,483              --     379,973            --
Accumulation units purchased and
 transferred from other Travelers accounts      8,111        -           49,612          86,484     120,231       380,491
Accumulation units redeemed and
 transferred to other Travelers accounts .         --        -              (34)             (1)     (4,449)         (518)
                                             --------    -------       --------        --------    --------      --------
Accumulation units end of year ...........      8,111        -          136,061          86,483     495,755       379,973
                                             ========    =======       ========        ========    ========      ========



                                                                                                          FRANKLIN SMALL CAP FUND -
                                            DREYFUS APPRECIATION PORTFOLIO      SMALL CAP PORTFOLIO           CLASS 2
                                           --------------------------------  -------------------------- ---------------------------
                                              2000               1999           2000            1999       2000           1999
                                              ----               ----           ----            ----       ----           ----
Accumulation units beginning of year ......       --               -              --             -            --           --
Accumulation units purchased and
  transferred from other Travelers accounts    7,818               -           1,000             -        19,259           --
Accumulation units redeemed and
  transferred to other Travelers accounts .       (1)              -              --             -            --           --
                                              ------           -------        ------          ------      ------       -------
Accumulation units end of year ............    7,817               -           1,000             -        19,259           --
                                              ======           =======        ======          ======      ======       =======

7.  SCHEDULE OF ACCUMULATION UNITS FOR FUND BD III
    FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999(CONTINUED)




                                              TEMPLETON INTERNATIONAL             EQUITY INDEX PORTFOLIO - CLASS I
                                             SECURITIES FUND - CLASS 2                        SHARES
                                          ------------------------------------  ----------------------------------
                                              2000                 1999            2000                1999
                                              ----                 ----            ----                ----
Accumulation units beginning of year ....              -                    -     129,870,760        10,376,290
Accumulation units purchased and
  transferred from other Travelers accounts       15,016                    -     108,748,171       120,287,397
Accumulation units redeemed and
  transferred to other Travelers accounts             (2)                   -      (6,017,626)         (792,927)
                                          ---------------     --------- -------  -------------  ----------------
Accumulation units end of year ..........         15,014                    -     232,601,305       129,870,760
                                          ===============     ================  ==============  ================




                                          AGGRESSIVE GROWTH PORTFOLIO -           BALANCED PORTFOLIO - SERVICE
                                                SERVICE SHARES                            SHARES
                                          ------------------------------------  ----------------------------------
                                              2000                 1999             2000               1999
                                              ----                 ----             ----               ----
Accumulation units beginning of year ....              -                    -                -                  -
Accumulation units purchased and
  transferred from other Travelers accounts       16,276                    -          494,340                  -
Accumulation units redeemed and
  transferred to other Travelers accounts              -                    -           (1,002)                 -
                                          ---------------     ----------------  ---------------     --------------
Accumulation units end of year ..........         16,276                    -          493,338                  -
                                          ===============     ================  ===============     ==============




                                             GLOBAL TECHNOLOGY PORTFOLIO -         WORLDWIDE GROWTH PORTFOLIO -
                                                   SERVICE SHARES                       SERVICE SHARES
                                          ----------------------------------    ----------------------------------
                                              2000               1999              2000                1999
                                              ----               ----              ----                ----
Accumulation units beginning of year ....              -                  -                 -                   -
Accumulation units purchased and
  transferred from other Travelers accounts       31,578                  -           381,642                   -
Accumulation units redeemed and
  transferred to other Travelers accounts .           (1)                 -                 -                   -
                                          ---------------     --------------    --------------      --------------
Accumulation units end of year ..........         31,577                  -           381,642                   -
                                          ===============     ==============    ==============      ==============





                                           FEDERATED HIGH YIELD PORTFOLIO            FEDERATED STOCK PORTFOLIO
                                          ---------------------------------     ----------------------------------
                                              2000              1999              2000                 1999
                                              ----              ----              ----                 ----
Accumulation units beginning of year ....              -                 -                 -                    -
Accumulation units purchased and
  transferred from other Travelers accounts        1,000                 -             1,000                    -
Accumulation units redeemed and
  transferred to other Travelers accounts              -                 -                 -                    -
                                          ---------------     -------------     -------------       --------------
Accumulation units end of year ..........          1,000                 -             1,000                    -
                                          ===============     =============     =============       ==============




                                                APPRECIATION PORTFOLIO
                                            -------------------------------
                                                2000              1999
                                                ----              ----
Accumulation units beginning of year ....              -                 -
Accumulation units purchased and
  transferred from other Travelers accounts       27,892                 -
Accumulation units redeemed and
  transferred to other Travelers accounts             (2)                -
                                            -------------   ---------------
Accumulation units end of year ..........         27,890                 -
                                            =============   ===============




                                            GLOBAL LIFE SCIENCES PORTFOLIO -
                                                   SERVICE SHARES
                                            ------------------------------
                                              2000             1999
                                              ----             ----
Accumulation units beginning of year ....              -                -
Accumulation units purchased and
  transferred from other Travelers accounts        1,000                -
Accumulation units redeemed and
  transferred to other Travelers accounts              -                -
                                            -------------   --------------
Accumulation units end of year ..........          1,000                -
                                            =============   ==============





                                              EQUITY INCOME PORTFOLIO
                                            ------------------------------
                                               2000           1999
                                               ----           ----
Accumulation units beginning of year ....               -              -
Accumulation units purchased and
  transferred from other Travelers accounts       209,582              -
Accumulation units redeemed and
  transferred to other Travelers accounts              (2)             -
                                            --------------  -------------
Accumulation units end of year ..........         209,580              -
                                            ==============  =============





                                                 LARGE CAP PORTFOLIO
                                            -----------------------------
                                              2000            1999
                                              ----            ----
Accumulation units beginning of year ......        7,030               -
Accumulation units purchased and
  transferred from other Travelers accounts       75,265           7,030
Accumulation units redeemed and
  transferred to other Travelers accounts .         (377)              -
                                            -------------   -------------
Accumulation units end of year ............       81,918           7,030
                                            =============   =============

7.  SCHEDULE OF ACCUMULATION UNITS FOR FUND BD III
    FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999(CONTINUED)



                                            LAZARD INTERNATIONAL STOCK
                                                    PORTFOLIO                 MFS EMERGING GROWTH PORTFOLIO
                                           --------------------------------  ------------------------------
                                              2000               1999           2000           1999
                                              ----               ----           ----           ----

Accumulation units beginning of year ....              -                 -            -                  -
Accumulation units purchased and
  transferred from other Travelers accounts        1,000                 -      151,998                  -
Accumulation units redeemed and
  transferred to other Travelers accounts              -                 -         (313)                 -
                                           --------------   ---------------  ----------- ------------------
Accumulation units end of year ..........          1,000                 -      151,685                  -
                                           ==============   ===============  =========== ==================



                                               MFS RESEARCH PORTFOLIO          CONVERTIBLE BOND PORTFOLIO
                                           --------------------------------  ------------------------------
                                              2000               1999           2000           1999
                                              ----               ----           ----           ----

Accumulation units beginning of year ....              -                 -            -                  -
Accumulation units purchased and
  transferred from other Travelers accounts       21,363                 -       71,311                  -
Accumulation units redeemed and
  transferred to other Travelers accounts              -                 -           (1)                 -
                                           --------------   ---------------  ----------- ------------------
Accumulation units end of year ..........         21,363                 -       71,310                  -
                                           ==============   ===============  =========== ==================


                                          TRAVELERS QUALITY BOND PORTFOLIO     ALLIANCE GROWTH PORTFOLIO
                                          ---------------------------------  ------------------------------
                                              2000               1999           2000           1999
                                              ----               ----           ----           ----

Accumulation units beginning of year ....              -                 -       11,645                  -
Accumulation units purchased and
  transferred from other Travelers accounts      137,637                 -       80,643             11,645
Accumulation units redeemed and
  transferred to other Travelers accounts              -                 -       (1,321)                 -
                                           --------------   ---------------  ----------- ------------------
Accumulation units end of year ..........        137,637                 -       90,967             11,645
                                           ==============   ===============  =========== ==================

                                            PUTNAM DIVERSIFIED INCOME        SMITH BARNEY AGGRESSIVE GROWTH
                                                 PORTFOLIO                             PORTFOLIO
                                           --------------------------------  ------------------------------
                                              2000               1999           2000           1999
                                              ----               ----           ----           ----

Accumulation units beginning of year ....              -                 -       66,995                  -
Accumulation units purchased and
  transferred from other Travelers accounts        8,948                 -      117,808             66,995
Accumulation units redeemed and
  transferred to other Travelers accounts              -                 -           (4)                 -
                                           --------------   ---------------  ----------- ------------------
Accumulation units end of year ..........          8,948                 -      184,799             66,995
                                           ==============   ===============  =========== ==================




                                              MFS MID CAP GROWTH PORTFOLIO
                                            --------------------------------
                                                2000             1999
                                                ----             ----

Accumulation units beginning of year ....               -                 -
Accumulation units purchased and
  transferred from other Travelers accounts        16,819                 -
Accumulation units redeemed and
  transferred to other Travelers accounts               -                 -
                                            -------------- -----------------
Accumulation units end of year ..........          16,819                 -
                                            ============== =================


                                               DISCIPLINED MID CAP STOCK
                                                       PORTFOLIO
                                            --------------------------------
                                                2000             1999
                                                ----             ----

Accumulation units beginning of year ....               -                 -
Accumulation units purchased and
  transferred from other Travelers accounts         1,000                 -
Accumulation units redeemed and
  transferred to other Travelers accounts               -                 -
                                            -------------- -----------------
Accumulation units end of year ..........           1,000                 -
                                            ============== =================


                                               MFS TOTAL RETURN PORTFOLIO
                                            --------------------------------
                                                2000             1999
                                                ----             ----

Accumulation units beginning of year ....               -                 -
Accumulation units purchased and
  transferred from other Travelers accounts       162,353                 -
Accumulation units redeemed and
  transferred to other Travelers accounts               -                 -
                                            -------------- -----------------
Accumulation units end of year ..........         162,353                 -
                                            ============== =================

                                               SMITH BARNEY INTERNATIONAL
                                                   EQUITY PORTFOLIO
                                            --------------------------------
                                                2000             1999
                                                ----             ----

Accumulation units beginning of year ....               -                 -
Accumulation units purchased and
  transferred from other Travelers accounts       213,740                 -
Accumulation units redeemed and
  transferred to other Travelers accounts              (1)                -
                                            -------------- -----------------
Accumulation units end of year ..........         213,739                 -
                                            ============== =================

7.  SCHEDULE OF ACCUMULATION UNITS FOR FUND BD III
    FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999(CONTINUED)










                                                 SMITH BARNEY LARGE                   SMITH BARNEY LARGE CAP VALUE
                                            CAPITALIZATION GROWTH PORTFOLIO                    PORTFOLIO
                                         ---------------------------------------  -------------------------------------
                                             2000                   1999               2000                 1999
                                             ----                   ----               ----                 ----

Accumulation units beginning of year ....         11,616                      -            46,952                    -
Accumulation units purchased and
  transferred from other Travelers accounts       64,874                 11,616            25,017               46,952
Accumulation units redeemed and
  transferred to other Travelers accounts            (15)                     -                 -                    -
                                         ----------------    -------------------  ----------------     ----------------
Accumulation units end of year ..........         76,475                 11,616            71,969               46,952
                                         ================    ===================  ================     ================


                                                SMITH BARNEY MONEY MARKET
                                                        PORTFOLIO                  VAN KAMPEN ENTERPRISE PORTFOLIO
                                         ---------------------------------------  -------------------------------------
                                             2000                   1999               2000                 1999
                                             ----                   ----               ----                 ----

Accumulation units beginning of year ....              -                      -                 -                    -
Accumulation units purchased and
  transferred from other Travelers accounts       55,059                      -             5,038                    -
Accumulation units redeemed and
  transferred to other Travelers accounts        (45,806)                     -                 -                    -
                                         ----------------    -------------------  ----------------     ----------------
Accumulation units end of year ..........          9,253                      -             5,038                    -
                                         ================    ===================  ================     ================


                                         CONTRAFUND(R) PORTFOLIO - SERVICE          CONTRAFUND(R) PORTFOLIO - SERVICE
                                                       CLASS 2                                    CLASS
                                       -----------------------------------------  -------------------------------------
                                             2000                   1999               2000                 1999
                                             ----                   ----               ----                 ----

Accumulation units beginning of year ....              -                      -            64,462                    -
Accumulation units purchased and
  transferred from other Travelers accounts      181,208                      -             2,548               64,462
Accumulation units redeemed and
  transferred to other Travelers accounts         (1,020)                     -                 -                    -
                                         ----------------    -------------------  ----------------     ----------------
Accumulation units end of year ..........        180,188                      -            67,010               64,462
                                         ================    ===================  ================     ================



                                                       COMBINED
                                         ---------------------------------------
                                             2000                   1999
                                             ----                   ----

Accumulation units beginning of year ....    130,914,766             10,385,172
Accumulation units purchased and
  transferred from other Travelers accounts  112,972,503            121,323,065
Accumulation units redeemed and
  transferred to other Travelers accounts     (6,220,166)              (793,471)
                                         ----------------    -------------------
Accumulation units end of year ..........    237,667,103            130,914,766
                                         ================    ===================


                                             SMITH BARNEY MID CAP PORTFOLIO
                                         --------------------------------------
                                                  2000              1999
                                                  ----              ----

Accumulation units beginning of year ....             41,405                 -
Accumulation units purchased and
  transferred from other Travelers accounts           20,535            41,405
Accumulation units redeemed and
  transferred to other Travelers accounts                 (7)                -
                                         -------------------- -----------------
Accumulation units end of year ..........             61,933            41,405
                                         ==================== =================



                                              EMERGING GROWTH PORTFOLIO
                                         -------------------------------------
                                                 2000              1999
                                                 ----              ----

Accumulation units beginning of year ....                 -                 -
Accumulation units purchased and
  transferred from other Travelers accounts          76,549                 -
Accumulation units redeemed and
  transferred to other Travelers accounts               (13)                -
                                         ------------------- -----------------
Accumulation units end of year ..........            76,536                 -
                                         =================== =================


                                             EMERGING MARKETS PORTFOLIO
                                       ---------------------------------------
                                                 2000              1999
                                                 ----              ----

Accumulation units beginning of year ....                 -                 -
Accumulation units purchased and
  transferred from other Travelers accounts           1,000                 -
Accumulation units redeemed and
  transferred to other Travelers accounts                 -                 -
                                         ------------------- -----------------
Accumulation units end of year ..........             1,000                 -
                                         =================== =================



                          INDEPENDENT AUDITORS' REPORT



The Board of Directors of The Travelers Insurance Company and
Owners of Variable Annuity Contracts of The Travelers Fund BD III for Variable
Annuities:


We have audited the accompanying statement of assets and liabilities of The Travelers Fund BD III for Variable Annuities (comprised of the sub-accounts listed in note 1) (collectively, "the Account") as of December 31, 2000, and the related statement of operations for the year then ended and the statements of changes in net assets for each of the years in the two-year period then ended. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of shares owned as of December 31, 2000, by correspondence with the underlying funds. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Account as of December 31, 2000, the results of its operations for the year then ended and the changes in its net assets for each of years in the two-year period then ended, in conformity with accounting principles generally accepted in the United States of America.


                                /s/ KPMG LLP


Hartford, Connecticut
February 15, 2001

                              Independent Auditors
                                    KPMG LLP
                              Hartford, Connecticut












This report is prepared for the general information of contract owners and is not an offer of units of The Travelers Fund BD III for Variable Annuities or shares of Fund BD III's underlying funds. It should not be used in connection with any offer except in conjunction with the Prospectus for The Travelers Fund BD III for Variable Annuities product(s) offered by The Travelers Insurance Company and the Prospectuses of the underlying funds, which collectively contain all pertinent information, including the applicable sales commissions.

















FNDBDIII (Annual) (12-00) Printed in U.S.A.

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholder
The Travelers Insurance Company:

We have audited the accompanying consolidated balance sheets of The Travelers Insurance Company and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in retained earnings and accumulated other changes in equity from non-owner sources and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Travelers Insurance Company and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.


/s/ KPMG LLP
Hartford, Connecticut
January 16, 2001

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                                 ($ in millions)




FOR THE YEAR ENDED DECEMBER 31,                             2000     1999      1998
                                                            ----     ----      ----
REVENUES
Premiums                                                  $1,966    $1,728    $1,727
Net investment income                                      2,730     2,506     2,185
Realized investment gains (losses)                           (77)      113       149
Fee income                                                   505       432       370
Other revenues                                               130        89        70
------------------------------------------------------------------------------------
   Total Revenues                                          5,254     4,868     4,501
------------------------------------------------------------------------------------

BENEFITS AND EXPENSES
Current and future insurance benefits                      1,752     1,505     1,462
Interest credited to contractholders                       1,038       937       876
Amortization of deferred acquisition costs                   347       315       275
General and administrative expenses                          463       519       505
------------------------------------------------------------------------------------
   Total Benefits and Expenses                             3,600     3,276     3,118
------------------------------------------------------------------------------------

Income before federal income taxes                         1,654     1,592     1,383
------------------------------------------------------------------------------------

Federal income taxes
   Current                                                   462       409       442
   Deferred                                                   89       136        39
------------------------------------------------------------------------------------
   Total Federal Income Taxes                                551       545       481
------------------------------------------------------------------------------------
Net income                                                $1,103    $1,047      $902
====================================================================================


                   See Notes to Consolidated Financial Statements.

                  THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                 ($ in millions)



DECEMBER 31,                                                        2000      1999
-------------------------------------------------------------------------------------
ASSETS
Fixed maturities, available for sale at fair value
    (including $1,494 at December 31, 2000 subject
    to securities lending agreements)                              $26,812  $23,866
Equity securities, at fair value                                       592      784
Mortgage loans                                                       2,187    2,285
Real estate held for sale                                               31      236
Policy loans                                                         1,249    1,258
Short-term securities                                                2,136    1,283
Trading securities, at fair value                                    1,870    1,678
Other invested assets                                                2,356    2,098
-------------------------------------------------------------------------------------
   Total Investments                                                37,233   33,488
-------------------------------------------------------------------------------------
Cash                                                                   150       85
Investment income accrued                                              442      395
Premium balances receivable                                             97      109
Reinsurance recoverables                                             3,977    3,234
Deferred acquisition costs                                           2,989    2,688
Separate and variable accounts                                      24,006   22,199
Other assets                                                         1,399    1,333
-------------------------------------------------------------------------------------
   Total Assets                                                    $70,293  $63,531
-------------------------------------------------------------------------------------
LIABILITIES
Contractholder funds                                               $19,394  $17,567
Future policy benefits and claims                                   13,300   12,563
Separate and variable accounts                                      23,994   22,194
Deferred federal income taxes                                          284       23
Trading securities sold not yet purchased, at fair value             1,109    1,098
Other liabilities                                                    3,818    2,466
-------------------------------------------------------------------------------------
   Total Liabilities                                                61,899   55,911
-------------------------------------------------------------------------------------
SHAREHOLDER'S EQUITY
Common stock, par value $2.50; 40 million shares authorized,
  issued and outstanding                                               100      100
Additional paid-in capital                                           3,848    3,819
Retained earnings                                                    4,342    4,099
Accumulated other changes in equity from non-owner sources             104     (398)
-------------------------------------------------------------------------------------
   Total Shareholder's Equity                                        8,394    7,620
-------------------------------------------------------------------------------------
   Total Liabilities and Shareholder's Equity                      $70,293  $63,531
=====================================================================================


                   See Notes to Consolidated Financial Statements.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
     CONSOLIDATED STATEMENTS OF CHANGES IN RETAINED EARNINGS AND ACCUMULATED
                 OTHER CHANGES IN EQUITY FROM NON-OWNER SOURCES
                                 ($ in millions)



STATEMENTS OF CHANGES IN RETAINED EARNINGS           2000        1999         1998
------------------------------------------------------------------------------------
Balance, beginning of year                         $ 4,099      $ 3,602      $2,810
Net income                                           1,103        1,047         902
Dividends to parent                                    860          550         110
------------------------------------------------------------------------------------
Balance, end of year                               $ 4,342      $ 4,099      $3,602
====================================================================================

STATEMENTS OF ACCUMULATED OTHER CHANGES
IN EQUITY FROM NON-OWNER SOURCES
------------------------------------------------------------------------------------
Balance, beginning of year                         $  (398)     $   598      $  535
Unrealized gains (losses), net of tax                  502         (996)         62
Foreign currency translation, net of tax                 0            0           1
------------------------------------------------------------------------------------
Balance, end of year                               $   104      $  (398)     $  598
====================================================================================

SUMMARY OF CHANGES IN EQUITY
FROM NON-OWNER SOURCES
------------------------------------------------------------------------------------
Net Income                                         $ 1,103      $ 1,047      $  902
Other changes in equity from non-owner sources         502         (996)         63
------------------------------------------------------------------------------------
Total changes in equity from non-owner sources     $ 1,605      $    51      $  965
====================================================================================


                 See Notes to Consolidated Financial Statements.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           INCREASE (DECREASE) IN CASH
                                 ($ in millions)



FOR THE YEAR ENDED DECEMBER 31,                               2000          1999          1998
-------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Premiums collected                                       $  1,986      $  1,715      $  1,763
   Net investment income received                              2,489         2,365         2,021
   Other revenues received                                       865           537           419
   Benefits and claims paid                                   (1,193)       (1,094)       (1,127)
   Interest credited to contractholders                       (1,046)         (958)         (918)
   Operating expenses paid                                      (970)       (1,013)         (751)
   Income taxes paid                                            (490)         (393)         (506)
   Trading account investments purchases, net                   (143)          (80)          (38)
   Other                                                        (258)         (104)           12
-------------------------------------------------------------------------------------------------
      Net Cash Provided by Operating Activities                1,240           975           875
-------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Proceeds from maturities of investments
      Fixed maturities                                         4,257         4,103         2,608
      Mortgage loans                                             380           662           722
   Proceeds from sales of investments
      Fixed maturities                                        10,840        12,562        13,390
      Equity securities                                          397           100           212
      Real estate held for sale                                  244           219            53
   Purchases of investments
      Fixed maturities                                       (17,836)      (18,129)      (18,072)
      Equity securities                                           (7)         (309)         (194)
      Mortgage loans                                            (264)         (470)         (457)
   Policy loans, net                                               9           599            15
   Short-term securities (purchases) sales, net                 (810)          316          (495)
   Other investments purchases, net                             (461)         (413)         (550)
   Securities transactions in course of settlement, net          944          (463)          192
-------------------------------------------------------------------------------------------------
   Net Cash Used in Investing Activities                      (2,307)       (1,223)       (2,576)
-------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Contractholder fund deposits                                6,022         5,764         4,383
   Contractholder fund withdrawals                            (4,030)       (4,946)       (2,565)
   Dividends to parent company                                  (860)         (550)         (110)
-------------------------------------------------------------------------------------------------
      Net Cash Provided by Financing Activities                1,132           268         1,708
-------------------------------------------------------------------------------------------------
Net increase in cash                                              65            20             7
Cash at December 31, previous year                                85            65            58
-------------------------------------------------------------------------------------------------
Cash at December 31, current year                           $    150      $     85      $     65
=================================================================================================


                 See Notes to Consolidated Financial Statements.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Significant accounting policies used in the preparation of the accompanying financial statements follow.

   BASIS OF PRESENTATION

   The Travelers Insurance Company (TIC, together with its subsidiaries, the Company), is a wholly owned subsidiary of The Travelers Insurance Group Inc.
   (TIGI), an indirect wholly owned subsidiary of Citigroup Inc. (Citigroup), a diversified holding company whose businesses provide a broad range of financial services to consumer and corporate customers around the world. The consolidated financial statements include the accounts of the Company and its insurance and non-insurance subsidiaries on a fully consolidated basis. The primary insurance entities of the Company are TIC and its subsidiaries, The Travelers Life and Annuity Company (TLAC), Primerica Life Insurance Company (Primerica Life), and its subsidiaries, Primerica Life Insurance Company of Canada, CitiLife Financial Limited (CitiLife) and National Benefit Life Insurance Company (NBL). Significant intercompany transactions and balances have been eliminated.

   The financial statements and accompanying footnotes of the Company are prepared in conformity with generally accepted accounting principles in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and benefits and expenses during the reporting period. Actual results could differ from those estimates.

   Certain prior year amounts have been reclassified to conform to the 2000 presentation.

   ACCOUNTING CHANGES

   ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND
   EXTINGUISHMENTS OF LIABILITIES

   In September 2000, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125" (FAS 140). Provisions of FAS 140 primarily relating to transfers of financial assets and securitizations that differ from provisions of FAS 125 are effective for transfers taking place after March 31, 2001. Special purpose entities (SPEs) used in securitizations that are currently qualifying SPEs under FAS 125 will continue to be treated as qualifying SPEs so long as they issue no new beneficial interests and accept no new asset transfers after March 31, 2001, other than transfers committed to prior to that date. Under FAS 140 qualifying SPEs are not consolidated by the transferor. It is not expected that there will be a significant effect on the Company's results of operations, financial condition or liquidity relating to a change in consolidation status for existing qualifying SPEs under FAS 140. FAS 140 also amends the accounting for collateral and requires new disclosures for collateral, securitizations, and retained interests in securitizations. These provisions are effective for financial statements for fiscal years ending after December 15, 2000. The accounting for collateral, as amended, requires
   (a) certain assets pledged as collateral to be separately reported in the consolidated balance sheet from assets not so encumbered and (b) disclosure of assets pledged as collateral that have not been reclassified and separately reported. The change in accounting for collateral did not have a significant effect on the Company's results of operations, financial condition or liquidity. See Note 4.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE

   During the third quarter of 1998, the Company adopted the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants' (AcSEC) Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use and for determining when specific costs should be capitalized or expensed. The adoption of SOP 98-1 did not have a material impact on the Company's financial condition, results of operations or liquidity.

   ACCOUNTING POLICIES

   INVESTMENTS
   Fixed maturities include bonds, notes and redeemable preferred stocks. Fixed maturities are classified as "available for sale" and are reported at fair value, with unrealized investment gains and losses, net of income taxes, charged or credited directly to shareholder's equity. Fair values of investments in fixed maturities are based on quoted market prices or dealer quotes or, if these are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment. Also included in fixed maturities are loan-backed and structured securities, which are amortized using the retrospective method. The effective yield used to determine amortization is calculated based upon actual historical and projected future cash flows, which are obtained from a widely accepted securities data provider.

   Equity securities, which include common and non-redeemable preferred stocks, are classified as "available for sale" and carried at fair value based primarily on quoted market prices. Changes in fair values of equity securities are charged or credited directly to shareholder's equity, net of income taxes.

   Mortgage loans are carried at amortized cost. A mortgage loan is considered impaired when it is probable that the Company will be unable to collect principal and interest amounts due. For mortgage loans that are determined to be impaired, a reserve is established for the difference between the amortized cost and fair market value of the underlying collateral. In estimating fair value, the Company uses interest rates reflecting the higher returns required in the current real estate financing market. Impaired loans were insignificant at December 31, 2000 and 1999.

   Real estate held for sale is carried at the lower of cost or fair value less estimated cost to sell. Fair value of foreclosed properties is established at the time of foreclosure by internal analysis or external appraisers, using discounted cash flow analyses and other accepted techniques. Thereafter, an allowance for losses on real estate held for sale is established if the carrying value of the property exceeds its current fair value less estimated costs to sell. There was no such allowance at December 31, 2000 and 1999.

   Policy loans are carried at the amount of the unpaid balances that are not in excess of the net cash surrender values of the related insurance policies. The carrying value of policy loans, which have no defined maturities, is considered to be fair value.

   Short-term securities, consisting primarily of money market instruments and other debt issues purchased with a maturity of less than one year, are carried at amortized cost, which approximates market.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   Trading securities and related liabilities are normally held for periods less than six months. These investments are marked to market with the change recognized in net investment income during the current period.

   Other invested assets include partnership investments and real estate joint ventures accounted for on the equity method of accounting. Undistributed income is reported in net investment income. Also included in other invested assets is an investment in Citigroup Preferred Stock. See Note 14.

   Accrual of income is suspended on fixed maturities or mortgage loans that are in default, or on which it is likely that future payments will not be made as scheduled. Interest income on investments in default is recognized only as payment is received.

   DERIVATIVE FINANCIAL INSTRUMENTS

   The Company uses derivative financial instruments, including financial futures contracts, options, forward contracts, interest rate swaps, currency swaps and equity swaps, as a means of hedging exposure to interest rate, equity price and foreign currency risk. Hedge accounting is generally used to account for derivatives. To qualify for hedge accounting the changes in value of the derivative must be expected to substantially offset the changes in value of the hedged item. Hedges are monitored to ensure that there is a high correlation between the derivative instruments and the hedged investment. Derivatives that do not qualify for hedge accounting are marked to market with changes in market value reflected in the consolidated statement of income.

   Gains and losses arising from financial futures contracts are used to adjust the basis of hedged investments and are recognized in net investment income over the life of the investment.

   Payments to be received or made under interest rate swaps are accrued and recognized in net investment income. Swaps hedging investments are carried at fair value with unrealized gains and losses, net of taxes, charged or credited directly to shareholder's equity. Interest rate, currency options and currency swaps hedging liabilities are off-balance sheet.

   Gains and losses arising from equity index options are marked to market with changes in market value reflected in realized investment gains (losses).

   Forward contracts, interest rate options and equity swaps were not significant at December 31, 2000 and 1999. Information concerning derivative financial instruments is included in Note 12.

   INVESTMENT GAINS AND LOSSES

   Realized investment gains and losses are included as a component of pre-tax revenues based upon specific identification of the investments sold on the trade date. Also included are gains and losses arising from the remeasurement of the local currency value of foreign investments to U.S. dollars, the functional currency of the Company. The foreign exchange effects of Canadian operations are included in unrealized gains and losses.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   DEFERRED ACQUISITION COSTS

   Costs of acquiring individual life insurance and annuities, principally commissions and certain expenses related to policy issuance, underwriting and marketing, all of which vary with and are primarily related to the production of new business, are deferred. Acquisition costs relating to traditional life insurance, including term insurance, are amortized in relation to anticipated premiums; universal life in relation to estimated gross profits; and annuity contracts employing a level yield method. For life insurance, a 15 to 20-year amortization period is used; for long-term care insurance, a 10 to 20-year period is used, and a seven to 20-year period is employed for annuities. Deferred acquisition costs are reviewed periodically for recoverability to determine if any adjustment is required. Adjustments, if any, are charged to income.

   VALUE OF INSURANCE IN FORCE

   The value of insurance in force is an asset that was recorded at the time of acquisition of the Company by Citigroup's predecessor. It represents the actuarially determined present value of anticipated profits to be realized from life insurance, annuities and health contracts at the date of acquisition using the same assumptions that were used for computing related liabilities where appropriate. The value of insurance in force was the actuarially determined present value of the projected future profits discounted at interest rates ranging from 14% to 18%. Traditional life insurance and guaranteed renewable health policies are amortized in relation to anticipated premiums; universal life is amortized in relation to estimated gross profits; and annuity contracts are amortized employing a level yield method. The value of insurance in force, which is included in other assets, is reviewed periodically for recoverability to determine if any adjustment is required. Adjustments, if any, are charged to income. The carrying value at December 31, 2000 and 1999 was $170 million and $215 million, respectively.

   SEPARATE AND VARIABLE ACCOUNTS

   Separate and variable accounts primarily represent funds for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholders. Each account has specific investment objectives. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company. The assets of these accounts are carried at market value. Certain other separate accounts provide guaranteed levels of return or benefits and the assets of these accounts are primarily carried at market value. Amounts assessed to the contractholders for management services are included in revenues. Deposits, net investment income and realized investment gains and losses for these accounts are excluded from revenues, and related liability increases are excluded from benefits and expenses.

   GOODWILL

   Goodwill, which is included in other assets, represents the cost of acquired businesses in excess of net assets and is being amortized on a straight-line basis principally over a 40-year period. The carrying amount of $294 million and $404 million at December 31, 2000 and 1999, respectively, is regularly reviewed for indication of impairment in value that in the view of management would be other than temporary. If it is determined that goodwill is unlikely to be recovered, impairment is recognized on a discounted cash flow basis.

   CONTRACTHOLDER FUNDS

   Contractholder funds represent receipts from the issuance of universal life, corporate owned life insurance, pension investment and certain deferred annuity contracts. Contractholder fund balances are increased by

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   such receipts and credited interest and reduced by withdrawals, mortality charges and administrative expenses charged to the contractholders. Interest rates credited to contractholder funds range from 3.5% to 10.0%.

   FUTURE POLICY BENEFITS

   Future policy benefits represent liabilities for future insurance policy benefits. Benefit reserves for life insurance and annuities have been computed based upon mortality, morbidity, persistency and interest assumptions applicable to these coverages, which range from 2.5% to 8.1%, including adverse deviation. These assumptions consider Company experience and industry standards. The assumptions vary by plan, age at issue, year of issue and duration. Appropriate recognition has been given to experience rating and reinsurance.

   OTHER LIABILITIES

   Included in Other Liabilities is the Company's estimate of its liability for guaranty fund and other insurance-related assessments. State guaranty fund assessments are based upon the Company's share of premium written or received in one or more years prior to an insolvency occurring in the industry. Once an insolvency has occurred, the Company recognizes a liability for such assessments if it is probable that an assessment will be imposed and the amount of the assessment can be reasonably estimated. At December 31, 2000 and 1999, the Company had a liability of $22.5 million and $21.9 million, respectively, for guaranty fund assessments and a related premium tax offset recoverable of $3.4 million and $4.7 million, respectively. The assessments are expected to be paid over a period of three to five years and the premium tax offsets are expected to be realized over a period of 10 to 15 years.

   PERMITTED STATUTORY ACCOUNTING PRACTICES

   The Company's insurance subsidiaries, domiciled principally in Connecticut and Massachusetts, prepare statutory financial statements in accordance with the accounting practices prescribed or permitted by the insurance departments of the states of domicile. Prescribed statutory accounting practices include certain publications of the National Association of Insurance Commissioners
   (NAIC) as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The impact of presently permitted accounting practices on statutory surplus of the Company is not material.

   The NAIC recently completed a process intended to codify statutory accounting practices for certain insurance enterprises. As a result of this process, the NAIC will issue a revised statutory Accounting Practices and Procedures Manual - version effective January 1, 2001 (the revised Manual) that will be effective for years beginning January 1, 2001. The State of Connecticut will require that, effective January 1, 2001, insurance companies domiciled in Connecticut prepare their statutory basis financial statements in accordance with the revised Manual subject to any deviations prescribed or permitted by the Connecticut insurance commissioner. Massachusetts and other states have addressed compliance with the revised Manual in a similar manner. The Company has estimated that the impact of this change on statutory capital and surplus will not be significant.

   PREMIUMS

   Premiums are recognized as revenues when due. Reserves are established for the portion of premiums that will be earned in future periods and for deferred profits on limited-payment policies that are being recognized in income over the policy term.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



   OTHER REVENUES

   Other revenues include management fees for variable annuity separate accounts; surrender, mortality and administrative charges and fees earned on investment, universal life and other insurance contracts; and revenues of non-insurance subsidiaries.

   CURRENT AND FUTURE INSURANCE BENEFITS

   Current and future insurance benefits represent charges for mortality and morbidity related to fixed annuities, universal life, term life and health insurance benefits.

   INTEREST CREDITED TO CONTRACTHOLDERS

   Interest credited to contractholders represents amounts earned by universal life, corporate owned life insurance, pension investment and certain deferred annuity contracts in accordance with contract provisions.

   FEDERAL INCOME TAXES

   The provision for federal income taxes is comprised of two components, current income taxes and deferred income taxes. Deferred federal income taxes arise from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities.

   STOCK-BASED COMPENSATION

   The Company accounts for the stock-based compensation plans using the accounting method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," (APB 25) and has included in the notes to consolidated financial statements the pro forma disclosures required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123). See note 14. The Company accounts for its stock-based non-employee compensation plans at fair value.

   FUTURE APPLICATION OF ACCOUNTING STANDARDS

   In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS
   133). In June 1999, the FASB issued Statement of Financial Standards No. 137, "Deferral of the Effective Date of FASB Statement No. 133" (FAS 137), which allows entities that have not yet adopted FAS 133 to defer its effective date to all fiscal quarters of all fiscal years beginning after June 15, 2000. In June 2000, the FASB issued Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133," which amends the accounting and reporting standards of FAS 133. FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a recognized asset or liability or of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. The accounting for

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



   changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. Upon initial application of FAS 133, hedging relationships must be designated anew and documented pursuant to the provisions of this statement. The Company adopted the deferral provisions of FAS 137, effective January 1, 2000. The Company will adopt FAS 133, as amended, as of January 1, 2001.

   The Company has determined that the cumulative effect of FAS 133, as amended, will not be significant. The Company does, however, anticipate a significant and continuing increase in the complexity of the accounting and the recordkeeping requirements for hedging activities and for insurance-related contracts and may make changes to its risk management strategies. The Company does not expect that FAS 133, as amended, will have a significant impact on its results of operations, financial condition or liquidity in future periods.


2. BUSINESS DISPOSITION

   Effective July 1, 2000, the Company sold 90% of its individual long-term care insurance business to General Electric Capital Assurance Company and its subsidiary in the form of indemnity reinsurance arrangements. The proceeds were $410 million, resulting in a deferred gain of approximately $150 million after-tax. The deferred gain will be amortized in relation to anticipated premiums. Earned premiums were $138 million, $230 million and $200 million in 2000, 1999 and 1998, respectively.

3. OPERATING SEGMENTS

   The Company has two reportable business segments that are separately managed due to differences in products, services, marketing strategy and resource management. The business of each segment is maintained and reported through separate legal entities within the Company. The management groups of each segment report separately to the common ultimate parent, Citigroup Inc.

   The TRAVELERS LIFE & ANNUITY business segment consolidates primarily the business of TIC and TLAC. Travelers Life & Annuity core offerings include individual annuity, group annuity, individual life and corporate owned life insurance (COLI) insurance products distributed by TIC and TLAC under the Travelers name. Among the range of individual products offered are fixed and variable deferred annuities, payout annuities and term, universal and variable life insurance. The COLI product is a variable universal life product distributed through independent specialty brokers. The group products include institutional pensions, including guaranteed investment contracts, payout annuities, group annuities to employer-sponsored retirement and savings plans and structured finance transactions.

   The PRIMERICA LIFE INSURANCE business segment consolidates primarily the business of Primerica Life, Primerica Life Insurance Company of Canada, CitiLife and NBL. The Primerica Life Insurance business segment offers individual life products, primarily term insurance, to customers through a nationwide sales force of approximately 87,000 full and part-time licensed Personal Financial Analysts.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 1), except that management also includes receipts on long-duration contracts (universal life-type and investment contracts) as deposits along with premiums in measuring business volume. The amount of investments in equity method investees and total expenditures for additions to long-lived assets other than financial instruments, long-term customer relationships of a financial institution, mortgage and other servicing rights, and deferred tax assets, were not material.

   BUSINESS SEGMENT INFORMATION:

   ----------------------------------------------------------------------------------------------------------
                                                            TRAVELERS LIFE      PRIMERICA LIFE
    2000 ($ in millions)                                      & ANNUITY            INSURANCE           TOTAL
   ----------------------------------------------------------------------------------------------------------
    Business Volume:
       Premiums                                                $   860              $1,106          $ 1,966
       Deposits                                                 11,536                  --           11,536
                                                               -------              ------          -------
    Total business volume                                      $12,396              $1,106          $13,502
    Net investment income                                        2,450                 280            2,730
    Interest credited to contractholders                         1,038                  --            1,038
    Amortization of deferred acquisition costs                     166                 181              347
    Total expenditures for deferred acquisition costs              376                 272              648
    Federal income taxes on Operating Income                       381                 197              578
    Operating Income (excludes realized gains or
        losses and the related FIT)                            $   777              $  376          $ 1,153
    Segment Assets                                             $62,771              $7,522          $70,293
   ----------------------------------------------------------------------------------------------------------


    ---------------------------------------------------------------------------------------------------------
                                                            TRAVELERS LIFE     PRIMERICA LIFE
    1999 ($ in millions)                                      & ANNUITY          INSURANCE            TOTAL
    ---------------------------------------------------------------------------------------------------------
    Business Volume:
       Premiums                                                $   656             $1,072             $ 1,728
       Deposits                                                 10,639                 --              10,639
                                                               -------             ------             -------
    Total business volume                                      $11,295             $1,072             $12,367
    Net investment income                                        2,249                257               2,506
    Interest credited to contractholders                           937                 --                 937
    Amortization of deferred acquisition costs                     127                188                 315
    Total expenditures for deferred acquisition costs              430                256                 686
    Federal income taxes on Operating Income                       319                186                 505
    Operating Income (excludes realized gains or
       losses and the related FIT)                             $   619             $  355             $   974
    Segment Assets                                             $56,615             $6,916             $63,531
    ---------------------------------------------------------------------------------------------------------

                    THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   -----------------------------------------------------------------------------------------------------
                                                           TRAVELERS LIFE  PRIMERICA LIFE
   1998 ($ in millions)                                       & ANNUITY       INSURANCE          TOTAL
   -----------------------------------------------------------------------------------------------------
    Business Volume:
       Premiums                                                $   670          $1,057          $ 1,727
       Deposits                                                  7,437              --            7,437
                                                               -------          ------          -------
    Total business volume                                      $ 8,107          $1,057          $ 9,164
    Net investment income                                        1,965             220            2,185
    Interest credited to contractholders                           876              --              876
    Amortization of deferred acquisition costs                      88             187              275
    Total expenditures for deferred acquisition costs              319             247              566
    Federal income taxes on Operating Income                       260             170              430
    Operating Income (excludes realized gains or
       losses and the related FIT)                             $   493          $  312          $   805
    Segment Assets                                             $49,646          $6,902          $56,548
   -----------------------------------------------------------------------------------------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


    -------------------------------------------------------------------------------------------
    BUSINESS SEGMENT RECONCILIATION:
    ($ in millions)
    -------------------------------------------------------------------------------------------

    REVENUES                                            2000            1999             1998
    -------------------------------------------------------------------------------------------
    Total business volume                             $ 13,502        $ 12,367        $  9,164
    Net investment income                                2,730           2,506           2,185
    Realized investment gains (losses)                     (77)            113             149
    Other revenues, including fee income                   635             521             440
    Elimination of deposits                            (11,536)        (10,639)         (7,437)
    -------------------------------------------------------------------------------------------
        Total revenues                                $  5,254        $  4,868        $  4,501
    ===========================================================================================

    OPERATING INCOME                                    2000            1999             1998
    -------------------------------------------------------------------------------------------
    Total operating income of business segments       $  1,153        $    974        $    805
    Realized investment gains (losses), net of tax         (50)             73              97
    -------------------------------------------------------------------------------------------
        Income from continuing operations             $  1,103        $  1,047        $    902
    ===========================================================================================

    ASSETS                                              2000            1999             1998
    -------------------------------------------------------------------------------------------
    Total assets of business segments                 $ 70,293        $ 63,531        $ 56,548
    ===========================================================================================

    BUSINESS VOLUME AND REVENUES                          2000            1999            1998
    -------------------------------------------------------------------------------------------
    Individual Annuities                              $  7,101        $  5,816        $  4,326
    Group Annuities                                      6,563           6,572           4,942
    Individual Life and Health Insurance                 2,445           2,424           2,257
    Other (a)                                              681             695             413
    Elimination of deposits                            (11,536)        (10,639)         (7,437)
    -------------------------------------------------------------------------------------------
        Total Revenue                                 $  5,254        $  4,868        $  4,501
    ===========================================================================================

   (a) Other represents revenue attributable to unallocated capital and run-off businesses.


   The Company's revenue was derived almost entirely from U.S. domestic business. Revenue attributable to foreign countries was insignificant.

   The Company had no transactions with a single customer representing 10% or more of its revenue.

                  THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


4. INVESTMENTS

   FIXED MATURITIES

   The amortized cost and fair value of investments in fixed maturities were as follows:

      -----------------------------------------------------------------------------------------------------------
                                                                          GROSS          GROSS
      DECEMBER 31, 2000                                  AMORTIZED      UNREALIZED     UNREALIZED        FAIR
      ($ in millions)                                       COST           GAINS         LOSSES         VALUE
      -----------------------------------------------------------------------------------------------------------
      AVAILABLE FOR SALE:
         Mortgage-backed securities -
         CMOs and pass-through securities                 $ 5,492          $169          $ 34          $ 5,627
         U.S. Treasury securities and obligations
         of U.S. Government and government
         agencies and authorities                           1,141            71             5            1,207
         Obligations of states, municipalities
         and political subdivisions                           168            14             1              181
         Debt securities issued by foreign
         governments                                          761            18            14              765
         All other corporate bonds                         14,575           269           253           14,591
         Other debt securities                              4,217            87            59            4,245
         Redeemable preferred stock                           201            14            19              196
      -----------------------------------------------------------------------------------------------------------
            Total Available For Sale                      $26,555          $642          $385          $26,812
      -----------------------------------------------------------------------------------------------------------

                                                                             GROSS        GROSS
      DECEMBER 31, 1999                                    AMORTIZED      UNREALIZED    UNREALIZED        FAIR
      ($ in millions)                                        COST            GAINS        LOSSES          VALUE
      -----------------------------------------------------------------------------------------------------------
      AVAILABLE FOR SALE:
         Mortgage-backed securities -
         CMOs and pass-through securities                   $ 5,081          $ 22          $224          $ 4,879
         U.S. Treasury securities and obligations
         of U.S. Government and government
         agencies and authorities                             1,032            14            53              993
         Obligations of states, municipalities and
         political subdivisions                                 214            --            31              183
         Debt securities issued by foreign
         governments                                            811            35            10              836
         All other corporate bonds                           13,938            69           384           13,623
         Other debt securities                                3,319            30            99            3,250
         Redeemable preferred stock                             105             4             7              102
      -----------------------------------------------------------------------------------------------------------
            Total Available For Sale                        $24,500          $174          $808          $23,866
      -----------------------------------------------------------------------------------------------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   Proceeds from sales of fixed maturities classified as available for sale were $10.8 billion, $12.6 billion and $13.4 billion in 2000, 1999 and 1998, respectively. Gross gains of $213 million, $200 million and $314 million and gross losses of $432 million, $223 million and $203 million in 2000, 1999 and 1998, respectively, were realized on those sales.

   Fair values of investments in fixed maturities are based on quoted market prices or dealer quotes or, if these are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment. The fair value of investments for which a quoted market price or dealer quote are not available amounted to $4.8 billion at December 31, 2000 and 1999.

   The amortized cost and fair value of fixed maturities at December 31, 2000, by contractual maturity, are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

      --------------------------------------------------------------------------
                                                    AMORTIZED
      ($ in millions)                                  COST          FAIR VALUE
      --------------------------------------------------------------------------
      MATURITY:
         Due in one year or less                     $ 1,556          $ 1,545
         Due after 1 year through 5 years              7,789            7,839
         Due after 5 years through 10 years            5,606            5,640
         Due after 10 years                            6,112            6,161
                                                     ------------------------
                                                      21,063           21,185
                                                     ------------------------
         Mortgage-backed securities                    5,492            5,627
      --------------------------------------------------------------------------
            Total Maturity                           $26,555          $26,812
      --------------------------------------------------------------------------


   The Company makes investments in collateralized mortgage obligations (CMOs). CMOs typically have high credit quality, offer good liquidity, and provide a significant advantage in yield and total return compared to U.S. Treasury securities. The Company's investment strategy is to purchase CMO tranches which are protected against prepayment risk, including planned amortization class (PAC) tranches. Prepayment protected tranches are preferred because they provide stable cash flows in a variety of interest rate scenarios. The Company does invest in other types of CMO tranches if a careful assessment indicates a favorable risk/return tradeoff. The Company does not purchase residual interests in CMOs.

   At December 31, 2000 and 1999, the Company held CMOs classified as available for sale with a fair value of $4.4 billion and $3.8 billion, respectively. Approximately 49% and 52%, respectively, of the Company's CMO holdings are fully collateralized by GNMA, FNMA or FHLMC securities at December 31, 2000 and 1999. In addition, the Company held $1.1 billion of GNMA, FNMA or FHLMC mortgage-backed pass-through securities at December 31, 2000 and 1999. Virtually all of these securities are rated AAA.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. The Company generally receives cash collateral from the borrower, equal to at least the market value of the loaned securities plus accrued interest, and reinvests it in a short-term investment pool. See Note 14. The loaned securities remain a recorded asset of the Company, however, the Company records a liability for the amount of the collateral held, representing its obligation to return the collateral related to these loaned securities, and reports that liability as part of other liabilities in the consolidated balance sheet. At December 31, 2000 and 1999, the Company held collateral of $1.5 billion and $561.1 million, respectively.

   EQUITY SECURITIES

   The cost and fair values of investments in equity securities were as follows:

      ------------------------------------------------------------------------------------------
                                                              GROSS          GROSS
      EQUITY SECURITIES:                                    UNREALIZED     UNREALIZED     FAIR
      ($ in millions)                             COST         GAINS         LOSSES       VALUE
      ------------------------------------------------------------------------------------------
      DECEMBER 31, 2000
         Common stocks                            $139          $ 11          $25          $125
         Non-redeemable preferred stocks           492             7           32           467
      ------------------------------------------------------------------------------------------
            Total Equity Securities               $631          $ 18          $57          $592
      ------------------------------------------------------------------------------------------

      DECEMBER 31, 1999
         Common stocks                            $195          $123          $ 4          $314
         Non-redeemable preferred stocks           496            15           41           470
      ------------------------------------------------------------------------------------------
            Total Equity Securities               $691          $138          $45          $784
      ------------------------------------------------------------------------------------------

   Proceeds from sales of equity securities were $397 million, $100 million and $212 million in 2000, 1999 and 1998, respectively. Gross gains of $107 million, $15 million and $30 million and gross losses of $16 million, $8 million and $24 million in 2000, 1999 and 1998, respectively, were realized on those sales.

   MORTGAGE LOANS AND REAL ESTATE HELD FOR SALE

   At December 31, 2000 and 1999, the Company's mortgage loan and real estate held for sale portfolios consisted of the following:

      --------------------------------------------------------------------------------------
      ($ in millions)                                                 2000            1999
      --------------------------------------------------------------------------------------
      Current Mortgage Loans                                         $2,144          $2,228
      Underperforming Mortgage Loans                                     43              57
                                                                     ----------------------
         Total Mortgage Loans                                         2,187           2,285
                                                                     ----------------------

      Real Estate Held For Sale - Foreclosed                             18             223
      Real Estate Held For Sale - Investment                             13              13
      --------------------------------------------------------------------------------------
         Total Real Estate                                               31             236
      --------------------------------------------------------------------------------------
         Total Mortgage Loans and Real Estate Held for Sale          $2,218          $2,521
      ======================================================================================

   Underperforming mortgage loans include delinquent mortgage loans over 90 days past due, loans in the process of foreclosure and loans modified at interest rates below market.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)
   Aggregate annual maturities on mortgage loans at December 31, 2000 are as follows:

      ---------------------------------------------
      YEAR ENDING DECEMBER 31,
      ($ in millions)
      ---------------------------------------------
      Past Maturity                         $   32
      2001                                     259
      2002                                     152
      2003                                     172
      2004                                     167
      2005                                     124
      Thereafter                             1,281
      ---------------------------------------------
         Total                              $2,187
      ---------------------------------------------

   TRADING SECURITIES

   Trading securities of the Company are held in Tribeca Investments LLC. See
   Note 12.

      -------------------------------------------------------------------------
      ($ in millions)                                     2000           1999
      -------------------------------------------------------------------------
      TRADING SECURITIES OWNED

      Convertible bond arbitrage                         $1,474          $1,045
      Merger arbitrage                                      309             421
      Other                                                  87             212
      -------------------------------------------------------------------------
         Total                                           $1,870          $1,678
      -------------------------------------------------------------------------

      TRADING SECURITIES SOLD NOT YET PURCHASED

      Convertible bond arbitrage                         $  845          $  799
      Merger arbitrage                                      205             299
      Other                                                  59              --
      -------------------------------------------------------------------------
         Total                                           $1,109          $1,098
      -------------------------------------------------------------------------

   The Company's trading portfolio investments and related liabilities are normally held for periods less than six months. Therefore, expected future cash flows for these assets and liabilities are expected to be realized in less than one year.

   OTHER INVESTED ASSETS
   Other invested assets are composed of the following:

      ------------------------------------------------------------------------
      ($ in millions)                                    2000           1999
      ------------------------------------------------------------------------
      Investment in Citigroup preferred stock          $  987          $  987
      Partnership investments                             807             592
      Real estate joint ventures                          535             502
      Other                                                27              17
      ------------------------------------------------------------------------
      Total                                            $2,356          $2,098
      ------------------------------------------------------------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   CONCENTRATIONS

   At December 31, 2000 and 1999, the Company had an investment in Citigroup Preferred Stock of $987 million. See Note 14.

   The Company maintains a short-term investment pool for its insurance affiliates in which the Company also participates. See Note 14.

   The Company had concentrations of investments, primarily fixed maturities at fair value, in the following industries:

      --------------------------------------------------
      ($ in millions)                  2000      1999
      --------------------------------------------------
      Electric Utilities              $2,244    $1,653
      Banking                          2,078     1,906
      Finance                          1,836     1,571
      --------------------------------------------------

   The Company held investments in foreign banks in the amount of $1,082 million and $1,012 million at December 31, 2000 and 1999, respectively, which are included in the table above. Below investment grade assets included in the preceding table were not significant.

   Included in fixed maturities are below investment grade assets totaling $2.0 billion and $2.2 billion at December 31, 2000 and 1999, respectively. The Company defines its below investment grade assets as those securities rated "Ba1" or below by external rating agencies, or the equivalent by internal analysts when a public rating does not exist. Such assets include publicly traded below investment grade bonds and certain other privately issued bonds and notes that are classified as below investment grade.

   Mortgage loan investments are relatively evenly dispersed throughout the United States, with no significant holdings in any one state. Also, there is no significant mortgage loan investment in a particular property type.

   The Company monitors creditworthiness of counterparties to all financial instruments by using controls that include credit approvals, limits and other monitoring procedures. Collateral for fixed maturities often includes pledges of assets, including stock and other assets, guarantees and letters of credit. The Company's underwriting standards with respect to new mortgage loans generally require loan to value ratios of 75% or less at the time of mortgage origination.

   NON-INCOME PRODUCING INVESTMENTS

   Investments included in the consolidated balance sheets that were non-income producing for the preceding 12 months were insignificant.

   RESTRUCTURED INVESTMENTS

   The Company had mortgage loans and debt securities that were restructured at below market terms at December 31, 2000 and 1999. The balances of the restructured investments were insignificant. The new terms typically defer a portion of contract interest payments to varying future periods. The accrual of interest is suspended on all restructured assets, and interest income is reported only as payment is received. Gross interest income on restructured assets that would have been recorded in accordance with the original terms of such loans was insignificant in 2000 and in 1999. Interest on these assets, included in net investment income, was also insignificant in 2000 and 1999.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

   NET INVESTMENT INCOME

      ---------------------------------------------------------------------
      FOR THE YEAR ENDED DECEMBER 31,             2000      1999       1998
      ($ in millions)
      ---------------------------------------------------------------------
      GROSS INVESTMENT INCOME
         Fixed maturities                      $2,061    $1,806     $1,598
         Mortgage loans                           223       235        295
         Trading                                  208       141         43
         Joint ventures and partnerships          150       141         74
         Other, including policy loans            237       287        240
      ---------------------------------------------------------------------
      Total Gross Investment Income             2,879     2,610      2,250
      ---------------------------------------------------------------------
      Investment expenses                         149       104         65
      ---------------------------------------------------------------------
      Net Investment Income                    $2,730    $2,506     $2,185
      ---------------------------------------------------------------------

   REALIZED AND UNREALIZED INVESTMENT GAINS (LOSSES)

   Net realized investment gains (losses) for the periods were as follows:

      ---------------------------------------------------------------------
      FOR THE YEAR ENDED DECEMBER 31,             2000      1999       1998
      ($ in millions)
      ---------------------------------------------------------------------
      REALIZED INVESTMENT GAINS (LOSSES)
         Fixed maturities                      $(219)       $(23)     $111
         Equity securities                        91           7         6
         Mortgage loans                           27          29        21
         Real estate held for sale                25         108        16
         Other                                    (1)         (8)       (5)
      ---------------------------------------------------------------------
                Total Realized Investment
                  Gains (Losses)               $ (77)       $113      $149
      ---------------------------------------------------------------------

   Changes in net unrealized investment gains (losses) that are reported as accumulated other changes in equity from non-owner sources or unrealized gains on Citigroup stock in shareholder's equity were as follows:

      ---------------------------------------------------------------------------------------------------
      FOR THE YEAR ENDED DECEMBER 31,                             2000             1999             1998
      ($ in millions)
      ---------------------------------------------------------------------------------------------------
      UNREALIZED INVESTMENT GAINS (LOSSES)
         Fixed maturities                                        $ 891           $(1,554)          $    91
         Equity securities                                        (132)               49                13
         Other                                                      14               (30)             (169)
      ---------------------------------------------------------------------------------------------------
            Total Unrealized Investment Gains (Losses)             773            (1,535)              (65)
      ---------------------------------------------------------------------------------------------------

         Related taxes                                             271              (539)              (20)
      ---------------------------------------------------------------------------------------------------
         Change in unrealized investment gains (losses)            502              (996)              (45)
         Transferred to paid in capital, net of tax                 --                --              (585)
         Balance beginning of year                                (398)              598             1,228
      ---------------------------------------------------------------------------------------------------
            Balance End of Year                                  $ 104           $  (398)          $   598
      ---------------------------------------------------------------------------------------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   In 1998 Citigroup common stock owned by the Company was converted to Citigroup preferred stock. The balance of unrealized appreciation on the common stock was transferred to additional paid in capital.

   Included in Other in 1998 is the unrealized loss on Citigroup common stock of $167 million prior to the conversion to preferred stock.


5. REINSURANCE

   The Company participates in reinsurance in order to limit losses, minimize exposure to large risks, provide additional capacity for future growth and to effect business-sharing arrangements. Reinsurance is accomplished through various plans of reinsurance, primarily yearly renewable term coinsurance and modified coinsurance. The Company remains primarily liable as the direct insurer on all risks reinsured.

   Since 1997 universal life business has been reinsured under an 80%/20% quota share reinsurance program and term life business has been reinsured under a 90%/10% quota share reinsurance program. Maximum retention of $2.5 million is generally reached on policies in excess of $12.5 million. For other plans of insurance, it is the policy of the Company to obtain reinsurance for amounts above certain retention limits on individual life policies, which limits vary with age and underwriting classification. Generally, the maximum retention on an ordinary life risk is $2.5 million. Total in-force business ceded under reinsurance contracts is $252.5 billion and $222.5 billion at December 31, 2000 and 1999.

   The Company writes workers' compensation business through its Accident Department. This business is ceded 100% to an affiliate, The Travelers Indemnity Company.

   A summary of reinsurance financial data reflected within the consolidated statements of income and balance sheets is presented below ($ in millions):

      WRITTEN PREMIUMS                          2000      1999       1998
     ----------------------------------------------------------------------
      Direct                                   $2,634    $2,274     $2,310
      Assumed from:
         Non-affiliated companies                  --        --         --
      Ceded to:
         Affiliated companies                   (195)     (206)      (242)
         Non-affiliated companies               (465)     (322)      (317)
     ----------------------------------------------------------------------
      Total Net Written Premiums               $1,974    $1,746     $1,751
     ======================================================================

      EARNED PREMIUMS                           2000      1999       1998
     ----------------------------------------------------------------------
      Direct                                   $2,644    $2,248     $2,286
      Assumed from:
         Non-affiliated companies                  --        --         --
      Ceded to:
         Affiliated companies                   (216)     (193)      (251)
         Non-affiliated companies               (462)     (327)      (308)
     ----------------------------------------------------------------------
      Total Net Earned Premiums                $1,966    $1,728     $1,727
     ======================================================================

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   Reinsurance recoverables at December 31, 2000 and 1999 include amounts recoverable on unpaid and paid losses and were as follows ($ in millions):

      REINSURANCE RECOVERABLES                  2000      1999
     -----------------------------------------------------------
      Life and Accident and Health Business:
         Non-affiliated companies              $2,024    $1,221
      Property-Casualty Business:
         Affiliated companies                   1,953     2,013
     -----------------------------------------------------------
      Total Reinsurance Recoverables           $3,977    $3,234
     ===========================================================

   Reinsurance recoverables include $820 million from General Electric Capital Assurance Company at December 31, 2000, related to the July 1, 2000 indemnity reinsurance transaction. Reinsurance recoverables also include $539 million and $569 million, from The Metropolitan Life Insurance Company as of December 31, 2000 and 1999, respectively.

6. DEPOSIT FUNDS AND RESERVES

   At December 31, 2000 and 1999, the Company had $29.7 billion and $27.0 billion of life and annuity deposit funds and reserves, respectively. Of that total, $16.4 billion and $13.8 billion is not subject to discretionary withdrawal based on contract terms. The remaining $13.3 billion and $13.2 billion is for life and annuity products that are subject to discretionary withdrawal by the contractholder. Included in the amounts that are subject to discretionary withdrawal is $2.9 billion and $2.1 billion of liabilities that are surrenderable with market value adjustments. Also included are an additional $4.9 billion and $4.9 billion of life insurance and individual annuity liabilities which are subject to discretionary withdrawals, and have an average surrender charge of 4.5% and 4.6%. In the payout phase, these funds are credited at significantly reduced interest rates. The remaining $5.5 billion and $6.2 billion of liabilities are surrenderable without charge. More than 10.5% and 12.7% of these relate to individual life products for 2000 and 1999, respectively. These risks would have to be underwritten again if transferred to another carrier, which is considered a significant deterrent against withdrawal by long-term policyholders. Insurance liabilities that are surrendered or withdrawn are reduced by outstanding policy loans and related accrued interest prior to payout.


7. COMMERCIAL PAPER AND LINES OF CREDIT

   TIC has issued commercial paper directly to investors in prior years. No commercial paper was outstanding at December 31, 2000 or December 31, 1999. TIC must maintain bank lines of credit at least equal to the amount of the outstanding commercial paper. Citigroup and TIC have an agreement with a syndicate of banks to provide $1.0 billion of revolving credit, to be allocated to Citigroup or TIC. TIC's participation in this agreement is limited to $250 million. The agreement consists of a five-year revolving credit facility that expires in June 2001. At December 31, 2000 and 1999, no credit under this agreement was allocated to TIC. Under this facility TIC is required to maintain certain minimum equity and risk-based capital levels. At December 31, 2000, the Company was in compliance with these provisions. If TIC had borrowings outstanding on this facility, the interest rate would be based upon LIBOR plus a contractually negotiated margin.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


8. FEDERAL INCOME TAXES

      EFFECTIVE TAX RATE

      ($ in millions)
      ----------------------------------------------------------------------------------
      FOR THE YEAR ENDED DECEMBER 31,             2000            1999            1998
      ----------------------------------------------------------------------------------
      Income Before Federal Income Taxes        $ 1,654         $ 1,592         $ 1,383
      Statutory Tax Rate                             35%             35%             35%
      ----------------------------------------------------------------------------------
      Expected Federal Income Taxes                 579             557             484
      Tax Effect of:
         Non-taxable investment income              (19)            (19)             (5)
         Other, net                                  (9)              7               2
      ----------------------------------------------------------------------------------
      Federal Income Taxes                      $   551         $   545         $   481
      ==================================================================================
      Effective Tax Rate                             33%             34%             35%
      ----------------------------------------------------------------------------------

      COMPOSITION OF FEDERAL INCOME TAXES
      Current:
         United States                          $   429         $   377         $   418
         Foreign                                     33              32              24
      ----------------------------------------------------------------------------------
         Total                                      462             409             442
      ----------------------------------------------------------------------------------
      Deferred:
         United States                               96             143              40
         Foreign                                     (7)             (7)             (1)
      ----------------------------------------------------------------------------------
         Total                                       89             136              39
      ----------------------------------------------------------------------------------
      Federal Income Taxes                      $   551         $   545         $   481
      ==================================================================================

   Additional tax benefits attributable to employee stock plans allocated directly to shareholder's equity for the years ended December 31, 2000, 1999 and 1998 were $24 million, $17 million and $17 million, respectively.

                  THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   The net deferred tax liabilities at December 31, 2000 and 1999 were comprised of the tax effects of temporary differences related to the following assets and liabilities:

      ------------------------------------------------------------------------------------------
      ($ in millions)                                                       2000          1999
      ------------------------------------------------------------------------------------------
      Deferred Tax Assets:
         Benefit, reinsurance and other reserves                          $   667        $ 645
         Operating lease reserves                                              66           70
         Investments, net                                                      --           11
         Other employee benefits                                              102          106
         Other                                                                139          142
      ------------------------------------------------------------------------------------------
            Total                                                             974          974
      ------------------------------------------------------------------------------------------

      Deferred Tax Liabilities:
         Deferred acquisition costs and value of insurance in force          (843)        (773)
         Investments, net                                                    (308)          --
         Other                                                               (107)        (124)
      ------------------------------------------------------------------------------------------
            Total                                                          (1,258)        (897)
      ------------------------------------------------------------------------------------------
      Net Deferred Tax (Liability) Asset Before Valuation Allowance          (284)          77
      Valuation Allowance for Deferred Tax Assets                               0         (100)
      ------------------------------------------------------------------------------------------
      Net Deferred Tax Liability After Valuation Allowance                $  (284)       $ (23)
      ------------------------------------------------------------------------------------------

   The Company and its life insurance subsidiaries file a consolidated federal income tax return. Federal income taxes are allocated to each member of the consolidated group on a separate return basis adjusted for credits and other amounts required by the consolidation process. Any resulting liability will be paid currently to the Company. Any credits for losses will be paid by the Company to the extent that such credits are for tax benefits that have been utilized in the consolidated federal income tax return.

   The elimination of the valuation allowance for deferred tax assets in 2000 resulted from an analysis of the availability of capital gains to offset capital losses. In management's opinion, there will be adequate capital gains to make realization of existing capital losses more likely than not. The reduction in the valuation allowance was recognized by reducing goodwill.

   At December 31, 2000, the Company had no ordinary or capital loss carryforwards.

   The policyholders surplus account, which arose under prior tax law, is generally that portion of the gain from operations that has not been subjected to tax, plus certain deductions. The balance of this account is approximately $932 million. Income taxes are not provided for on this amount because under current U.S. tax rules such taxes will become payable only to the extent such amounts are distributed as a dividend or exceed limits prescribed by federal law. Distributions are not currently contemplated from this account. At current rates the maximum amount of such tax would be approximately $326 million.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


9. SHAREHOLDER'S EQUITY

   Shareholder's Equity and Dividend Availability

   The Company's statutory net income, which includes the statutory net income of all insurance subsidiaries, was $981 million, $890 million and $702 million for the years ended December 31, 2000, 1999 and 1998, respectively.

   The Company's statutory capital and surplus was $5.16 billion and $5.03 billion at December 31, 2000 and 1999, respectively.

   Effective January 1, 2001, the Company will prepare its statutory basis financial statements in accordance with the revised Manual subject to any deviations prescribed or permitted by its domicilary insurance commissioners (see Note 1, Summary of Significant Accounting Policies, Permitted Statutory Accounting Practices). The Company has estimated that the impact of this change on statutory capital and surplus will not be significant.

   The Company is currently subject to various regulatory restrictions that limit the maximum amount of dividends available to be paid to its parent without prior approval of insurance regulatory authorities. A maximum of $984 million is available by the end of the year 2001 for such dividends without prior approval of the Connecticut Insurance Department. In addition, under a revolving credit facility, the Company is required to maintain certain minimum equity and risk-based capital levels. The Company was in compliance with these covenants at December 31, 2000 and 1999. The Company paid dividends of $860 million, $550 million and $110 million in 2000, 1999 and 1998, respectively.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



9.   SHAREHOLDER'S EQUITY (CONTINUED)

Accumulated Other Changes in Equity from Non-Owner Sources, Net of Tax
--------------------------------------------------------------------------------

Changes in each component of Accumulated Other Changes in Equity from Non-Owner Sources were as follows:
--------------------------------------------------------------------------------

                                                              NET UNREALIZED       FOREIGN            ACCUMULATED OTHER
                                                              GAIN (LOSS) ON       CURRENCY           CHANGES IN EQUITY
                                                              INVESTMENT           TRANSLATION        FROM  NON-OWNER
($ in millions)                                               SECURITIES           ADJUSTMENTS        SOURCES
------------------------------------------------------------------------------------------------------------------------------------

BALANCE, JANUARY 1, 1998                                             $545                $(10)                  $535
Unrealized gains on investment securities,
     Net of tax of $85                                                159                   -                    159
Less: reclassification adjustment for gains
     Included in net income, net of tax of $52                         97                   -                     97
Foreign currency translation adjustment,
     Net of tax of $2                                                   -                   1                      1
------------------------------------------------------------------------------------------------------------------------------------
CURRENT PERIOD CHANGE                                                  62                   1                     63
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998                                            607                  (9)                   598
Unrealized losses on investment securities,
     Net of tax of $497                                              (923)                  -                   (923)
Less: reclassification adjustment for gains
     Included in net income, net of tax of $40                         73                   -                     73
------------------------------------------------------------------------------------------------------------------------------------
CURRENT PERIOD CHANGE                                                (996)                  -                    (996)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999                                           (389)                 (9)                   (398)
------------------------------------------------------------------------------------------------------------------------------------
Unrealized gain on investment securities,
     Net of tax of $297                                               551                   -                     551
Less: reclassification adjustment for losses
     Included in net income, net of tax of $(27)                      (50)                  -                     (50)
Foreign currency translation adjustment,
     Net of tax of $1                                                   -                   1                       1
------------------------------------------------------------------------------------------------------------------------------------
CURRENT PERIOD CHANGE                                                 501                   1                     502
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000                                            112                  (8)                    104
------------------------------------------------------------------------------------------------------------------------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


10.  BENEFIT PLANS

     Pension and Other Postretirement Benefits
     -----------------------------------------

     The Company participates in a qualified, noncontributory defined benefit pension plan sponsored by Citigroup. In addition, the Company provides certain other postretirement benefits to retired employees through a plan sponsored by TIGI. The Company's share of net expense for the qualified pension and other postretirement benefit plans was not significant for 2000, 1999 and 1998.

     401(k) Savings Plan
     -------------------

     Substantially all of the Company's employees are eligible to participate in a 401(k) savings plan sponsored by Citigroup. The Company's expenses in connection with the 401(k) savings plan were not significant in 2000, 1999 and 1998.


11.  LEASES

     Most leasing functions for TIGI and its subsidiaries are administered by Travelers Property Casualty Corp. (TPC). Rent expense related to all leases is shared by the companies on a cost allocation method based generally on estimated usage by department. Net rent expense was $26 million, $30 million, and $24 million in 2000, 1999 and 1998, respectively.

--------------------------------------------------------------------------------
        YEAR ENDING DECEMBER 31,                              MINIMUM OPERATING
        ($ in millions)                                        RENTAL PAYMENTS
--------------------------------------------------------------------------------

        2001                                                       $49
        2002                                                        48
        2003                                                        47
        2004                                                        43
        2005                                                        41
        Thereafter                                                 283
--------------------------------------------------------------------------------
        Total Rental Payments                                     $511
--------------------------------------------------------------------------------


     Future sublease rental income of approximately $90 million will partially offset these commitments. Also, the Company will be reimbursed for 50% of the rental expense for a particular lease totaling $182 million, by an affiliate. Minimum future capital lease payments are not significant.

     The Company is reimbursed for use of furniture and equipment through cost sharing agreements by its affiliates.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


12.  DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS

     Derivative Financial Instruments
     --------------------------------

     The Company uses derivative financial instruments, including financial futures, interest rate swaps, currency swaps, equity swaps, options and forward contracts as a means of hedging exposure to interest rate, equity price, and foreign currency risk on anticipated transactions or existing assets and liabilities. The Company, through Tribeca Investments LLC, a subsidiary that is a broker/dealer, holds and issues derivative instruments for trading purposes. All of these derivative financial instruments have off-balance sheet risk. Financial instruments with off-balance sheet risk involve, to varying degrees, elements of credit and market risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of these instruments reflect the extent of involvement the Company has in a particular class of financial instrument. However, the maximum loss of cash flow associated with these instruments can be less than these amounts. For interest rate swaps, currency swaps, equity swaps, options and forward contracts, credit risk is limited to the amount that it would cost the Company to replace the contracts. Financial futures contracts and purchased listed option contracts have little credit risk since organized exchanges are the counterparties. The Company as a writer of option contracts has no credit risk since the counterparty has no performance obligation after it has paid a cash premium.

     The Company monitors creditworthiness of counterparties to these financial instruments by using criteria of acceptable risk that are consistent with on-balance sheet financial instruments. The controls include credit approvals, limits and other monitoring procedures.

     The Company uses exchange-traded financial futures contracts to manage its exposure to changes in interest rates that arise from the sale of certain insurance and investment products, or the need to reinvest proceeds from the sale or maturity of investments. To hedge against adverse changes in interest rates, the Company enters long or short positions in financial futures contracts which offset asset price changes resulting from changes in market interest rates until an investment is purchased or a product is sold.

     Margin payments are required to enter a futures contract and contract gains or losses are settled daily in cash. The contract amount of futures contracts represents the extent of the Company's involvement, but not future cash requirements, as open positions are typically closed out prior to the delivery date of the contract.

     At December 31, 2000 and 1999, the Company held financial futures contracts with notional amounts of $493 million and $255 million, respectively. These financial futures had no deferred gain or deferred loss in 2000, and a deferred gain of $1.8 million and a deferred loss of $.5 million in 1999. Total gains of $6.9 million from financial futures were deferred at December 31, 1999, relating to anticipated investment purchases and investment product sales, and are reported as other liabilities. There were no deferred amounts at December 31, 2000. At December 31, 2000 and 1999, the Company's futures contracts had no fair value because these contracts were marked to market and settled in cash daily.

     The Company enters into interest rate swaps in connection with other financial instruments to provide greater risk diversification and better match assets and liabilities. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount. The Company also enters

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


     into basis swaps in which both legs of the swap are floating with each based on a different index. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counterparty at each due date. Swap agreements are not exchange-traded so they are subject to the risk of default by the counterparty.

     At December 31, 2000 and 1999, the Company held interest rate swap contracts with notional amounts of $1,904 million and $1,498 million, respectively. The fair value of these financial instruments was $8.4 million (gain position) and $21.2 million (loss position) at December 31, 2000 and was $25.1 million (gain position) and $26.3 million (loss position) at December 31, 1999. The fair values were determined using the discounted cash flow method.

     The Company enters into currency swaps in connection with other financial instruments to provide greater risk diversification and better match assets purchased in U.S. Dollars with corresponding funding agreements issued in foreign currencies. Under currency swaps, the Company agrees with other parties to exchange, at specified intervals, foreign currency for U.S. Dollars based upon interest amounts calculated by reference to an agreed notional principal amount. Generally, there is an exchange of foreign currency for U.S. Dollars at the outset of the contract based upon the prevailing foreign exchange rate. Swap agreements are not exchange-traded so they are subject to the risk of default by the counterparty.

     At December 31, 2000 and 1999, the Company held currency swap contracts with notional amounts of $974.0 million and $732.7 million, respectively. The fair value of these financial instruments was $1.0 million (gain position) and $144.3 million (loss position) at December 31, 2000, respectively, and $59.0 million (loss position) at December 31, 1999. The fair values were determined using the discounted cash flow method.

     At December 31, 2000 and 1999, the Company held interest rate, currency and equity swap contracts with affiliate counterparties with a notional amount of $168.7 million and $207.5 million, respectively, and a fair value of $8.3 million (gain position) and $22.6 million (loss position), respectively.

     The Company uses equity option contracts to manage its exposure to changes in equity market prices that arise from the sale of certain insurance products. To hedge against adverse changes in the equity market prices, the Company enters long positions in equity option contracts with major financial institutions. These contracts allow the Company, for a fee, the right to receive a payment if the Standard and Poor's 500 Index falls below agreed upon strike prices.

     At December 31, 2000 and 1999, the Company held equity options with notional amounts of $462.3 million and $275.4 million, respectively. The fair value of these financial instruments was $14.4 million (gain position) and $32.6 million (gain position) at December 31, 2000 and 1999, respectively. The fair value of these contracts represents the estimated replacement cost as quoted by independent third party brokers.

     The off-balance sheet risks of interest rate options, equity swaps and forward contracts were not significant at December 31, 2000 and 1999.

     The off-balance sheet risk of derivative instruments held for trading purposes was not significant at December 31, 2000 and 1999.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


     Financial Instruments with Off-Balance Sheet Risk
     -------------------------------------------------
     In the normal course of business, the Company issues fixed and variable rate loan commitments and has unfunded commitments to partnerships. The off-balance sheet risk of these financial instruments was not significant at December 31, 2000 and 1999. The Company had unfunded commitments to partnerships with a value of $491.2 million and $459.8 million at December 31, 2000 and 1999, respectively.

     Fair Value of Certain Financial Instruments
     -------------------------------------------
     The Company uses various financial instruments in the normal course of its business. Certain insurance contracts are excluded by Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments", and therefore are not included in the amounts discussed.

     At December 31, 2000 and 1999, investments in fixed maturities had a carrying value and a fair value of $26.8 billion and $23.9 billion, respectively. See Notes 1 and 4.

     At December 31, 2000, mortgage loans had a carrying value of $2.2 billion and a fair value of $2.2 billion and in 1999 had a carrying value of $2.3 billion and a fair value of $2.3 billion. In estimating fair value, the Company used interest rates reflecting the current real estate financing market.

     Citigroup Preferred Stock, included in other invested assets, had a carrying value and fair value of $987 million at December 31, 2000 and 1999.

     At December 31, 2000, contractholder funds with defined maturities had a carrying value of $6.8 billion and a fair value of $6.7 billion, compared with a carrying value and a fair value of $5.0 billion and $4.7 billion at December 31, 1999. The fair value of these contracts is determined by discounting expected cash flows at an interest rate commensurate with the Company's credit risk and the expected timing of cash flows. Contractholder funds without defined maturities had a carrying value of $10.1 billion and a fair value of $9.9 billion at December 31, 2000, compared with a carrying value of $10.1 billion and a fair value of $9.9 billion at December 31, 1999. These contracts generally are valued at surrender value.

     The carrying values of $588 million and $228 million of financial instruments classified as other assets approximated their fair values at December 31, 2000 and 1999, respectively. The carrying values of $2.4 billion and $1.4 billion of financial instruments classified as other liabilities also approximated their fair values at December 31, 2000 and 1999, respectively. Fair value is determined using various methods, including discounted cash flows, as appropriate for the various financial instruments.

     The assets of separate accounts providing a guaranteed return had a carrying value and a fair value of $376 million at December 31, 2000, compared with a carrying value and a fair value of $251 million at December 31, 1999. The liabilities of separate accounts providing a guaranteed return had a carrying value and a fair value of $376 million at December 31, 2000, compared with a carrying value and a fair value of $251 million at December 31, 1999.

     The carrying values of cash, trading securities and trading securities sold not yet purchased are carried at fair value. The carrying values of short-term securities and investment income accrued approximated their fair values.

     The carrying value of policy loans, which have no defined maturities, is considered to be fair value.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


13.  COMMITMENTS AND CONTINGENCIES

     Financial Instruments with Off-Balance Sheet Risk
     -------------------------------------------------
     See Note 12 for a discussion of financial instruments with off-balance sheet risk.

     Litigation
     ----------

     In March 1997, a purported class action entitled Patterman v. The Travelers, Inc., et al. was commenced in the Superior Court of Richmond County, Georgia, alleging, among other things, violations of the Georgia RICO statute and other state laws by an affiliate of the Company, Primerica Financial Services, Inc. and certain of its affiliates. Plaintiffs seek unspecified compensatory and punitive damages and other relief. From February 1998 through April 2000, various motions for transfer of the lawsuit were heard and appealed. In April 2000, the matter was remanded to the Superior Court of Richmond County by the Georgia Supreme Court. Also, in April 2000 defendants moved for summary judgement on all counts of the complaint. Discovery commenced in May 2000. Defendants intend to vigorously contest the litigation.

     The Company is also a defendant or co-defendant in various other litigation matters in the normal course of business. Although there can be no assurances, as of December 31, 2000, the Company believes, based on information currently available, that the ultimate resolution of these legal proceedings would not be likely to have a material adverse effect on its results of operations, financial condition or liquidity.


14.  RELATED PARTY TRANSACTIONS

     The principal banking functions, including payment of salaries and expenses, for certain subsidiaries and affiliates of TIGI are handled by two companies. The Company handles banking functions for the life and annuity operations of Travelers Life & Annuity and some of its non-insurance affiliates. The Travelers Indemnity Company handles banking functions for the property-casualty operations, including most of its property-casualty insurance and non-insurance affiliates. Settlements between companies are made at least monthly. The Company provides various employee benefits coverages to employees of certain subsidiaries of TIGI. The premiums for these coverages were charged in accordance with cost allocation procedures based upon salaries or census. In addition, investment advisory and management services, data processing services and claims processing services are shared with affiliated companies. Charges for these services are shared by the companies on cost allocation methods based generally on estimated usage by department.

     The Company maintains a short-term investment pool in which its insurance affiliates participate. The position of each company participating in the pool is calculated and adjusted daily. At December 31, 2000 and 1999, the pool totaled approximately $4.4 billion and $2.6 billion, respectively. The Company's share of the pool amounted to $1.8 billion and $1.0 billion at December 31, 2000 and 1999, respectively, and is included in short-term securities in the consolidated balance sheet.

     The Company markets deferred annuity products and life and health insurance through its affiliate, Salomon Smith Barney (SSB). Premiums and deposits related to these products were $1.9 billion, $1.4 billion, and $1.3 billion in 2000, 1999 and 1998, respectively.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


     The Company also markets individual annuity and life and health insurance through CitiStreet Retirement Services, LLC (formerly The Copeland Companies) a division of CitiStreet a joint venture between Citigroup and State Street Bank. Deposits received from CitiStreet Retirement Services, LLC were $1.8 billion, $1.6 billion and $1.3 billion in 2000, 1999 and 1998, respectively.

     During 1998, the Company began distributing individual annuity products through an affiliate Citibank, NA, (Citibank). Deposits received from Citibank were $392 million in 2000 and were insignificant in 1999 and 1998.

     At December 31, 2000 and 1999 the Company had outstanding loaned securities to SSB for $234.1 million and $123.0 million, respectively.

     Included in other invested assets is a $987 million investment in Citigroup preferred stock at December 31, 2000 and 1999, carried at cost. Dividends received on this investment were $32 million in 2000 and $32 million in 1999.

     The Company sells structured settlement annuities to the insurance subsidiaries of TPC in connection with the settlement of certain policyholder obligations. Such premiums and deposits were $191 million, $156 million, and $104 million for 2000, 1999 and 1998, respectively. Reserves and contractholder funds related to these annuities amounted to $811 million and $798 million in 2000 and 1999, respectively.

     In the ordinary course of business, the Company purchases and sells securities through affiliated broker-dealers. These transactions are conducted on an arm's length basis.

     Primerica Life has entered into a General Agency Agreement with Primerica Financial Services, Inc. (Primerica), that provides that Primerica will be Primerica Life's general agent for marketing all insurance of Primerica Life. In consideration of such services, Primerica Life agreed to pay Primerica marketing fees of no less than $10 million based upon U.S. gross direct premiums received by Primerica Life. In each of 2000, 1999, and 1998 the fees paid by Primerica Life were $12.5 million.

     In 1998 Primerica became a distributor of products for Travelers Life & Annuity. Primerica sold $1.03 billion, $903 million and $256 million of individual annuities in 2000, 1999 and 1998, respectively.

     The Company participates in a stock option plan sponsored by Citigroup that provides for the granting of stock options in Citigroup common stock to officers and key employees. To further encourage employee stock ownership, during 1997 Citigroup introduced the WealthBuilder stock option program. Under this program, all employees meeting certain requirements have been granted Citigroup stock options. During 2000, Citigroup introduced the Citigroup 2000 Stock Purchase Plan, which allowed eligible employees of Citigroup including the Company's employees to enter into fixed subscription agreements to purchase shares at the market value on the date of the agreements. Enrolled employees are permitted to make one purchase prior to the expiration date.

     The Company also participates in the Citigroup Capital Accumulation Plan. Participating officers and other key employees receive a restricted stock award in the form of Citigroup common stock. These restricted stock awards generally vest after a three-year period and, except under limited circumstances, the stock can not be sold or transferred during the restriction period by the participant, who is required to render service to the Company during the restricted period.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


     Unearned compensation expense associated with the Citigroup restricted common stock grants, which represents the market value of Citigroup's common stock at the date of grant is included with other assets in the Consolidated Balance Sheet and is recognized as a charge to income ratably over the vesting period. The Company's charge to income was insignificant during 2000, 1999 and 1998.

     The Company applies Accounting Principles Board Opinion No. 25 (APB 25) and related interpretations in accounting for stock options. Since stock options under the Citigroup plans are issued at fair market value on the date of award, no compensation cost has been recognized for these awards. FAS 123 provides an alternative to APB 25 whereby fair values may be ascribed to options using a valuation model and amortized to compensation cost over the vesting period of the options.

     Had the Company applied FAS 123 in accounting for Citigroup stock options, net income would have been the pro forma amounts indicated below:

------------------------------------------------------------------------------------------------------------------------------------
       YEAR ENDED DECEMBER 31,                                    2000             1999             1998
       ($ in millions)
------------------------------------------------------------------------------------------------------------------------------------

       Net income, as reported                                    $1,103           $1,047           $902
       FAS 123 pro forma adjustments, after tax                      (19)             (16)           (13)
------------------------------------------------------------------------------------------------------------------------------------
       Net income, pro forma                                      $1,084           $1,031           $889
------------------------------------------------------------------------------------------------------------------------------------

       The assumptions used in applying FAS 123 to account for Citigroup stock options were as follows:

------------------------------------------------------------------------------------------------------------------------------------
       YEAR ENDED DECEMBER 31,                                    2000             1999             1998
------------------------------------------------------------------------------------------------------------------------------------
       Expected volatility of Citigroup Stock                        41.5%        44.1%              37.1%
       Risk-free interest rate                                       6.23%        5.29%              5.83%
------------------------------------------------------------------------------------------------------------------------------------
       Expected annual dividend per Citigroup share                 $0.78        $0.47               $0.32
------------------------------------------------------------------------------------------------------------------------------------
       Expected annual forfeiture rate                                  5%           5%                  5%
------------------------------------------------------------------------------------------------------------------------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


15.  RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

     The following table reconciles net income to net cash provided by operating activities:

------------------------------------------------------------------------------------------------------------------------------------
        FOR THE YEAR ENDED DECEMBER 31,                                              2000            1999           1998
        ($ in millions)
------------------------------------------------------------------------------------------------------------------------------------

        Net Income From Continuing Operations                                      $1,103         $1,047           $902
             Adjustments to reconcile net income to net cash provided by operating activities:
                 Realized (gains) losses                                               77          (113)           (149)
                 Deferred federal income taxes                                         89           136              39
                 Amortization of deferred policy acquisition costs                    347           315             275
                 Additions to deferred policy acquisition costs                      (648)         (686)           (566)
                 Investment income                                                   (384)         (221)           (202)
                 Premium balances                                                      20           (13)             36
                 Insurance reserves and accrued expenses                              559           411             335
                 Other                                                                 77            99             205
------------------------------------------------------------------------------------------------------------------------------------
                 Net cash provided by operations                                   $1,240          $975            $875
------------------------------------------------------------------------------------------------------------------------------------

16.  NON-CASH INVESTING AND FINANCING ACTIVITIES

     Significant non-cash investing and financing activities include the acquisition of real estate through foreclosures of mortgage loans amounting to $205 million in 1999 and the conversion of Citigroup common stock into Citigroup preferred stock valued at $987 million in 1998.

                          Independent Auditors' Report



The Board of Directors and Shareholder
The Travelers Insurance Company:

Under date of January 16, 2001, we reported on the consolidated balance sheets of The Travelers Insurance Company and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in retained earnings and accumulated other changes in equity from non-owner sources and cash flows for each of the years in the three-year period ended December 31, 2000, which are included in this Form 10-K. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related financial statement schedules listed in the accompanying index. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.

In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.




/s/ KPMG LLP

Hartford, Connecticut
January 16, 2001

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                                   SCHEDULE I
       SUMMARY OF INVESTMENTS - OTHER THAN INVESTMENTS IN RELATED PARTIES
                                DECEMBER 31, 2000
                                 ($ in millions)

------------------------------------------------------------------------------------------------------------------------------------
TYPE OF INVESTMENT                                                                                        AMOUNT SHOWN IN
                                                                              COST          VALUE         BALANCE SHEET(1)
------------------------------------------------------------------------------------------------------------------------------------
Fixed Maturities:
     Bonds:
         U.S. Government and government agencies and
         Authorities                                                        $4,317         $4,479              $4,479
         States, municipalities and political subdivisions                     169            181                 181
         Foreign governments                                                   760            765                 765
         Public utilities                                                    2,147          2,155               2,155
         Convertible bonds and bonds with warrants attached                    348            345                 345
         All other corporate bonds                                          18,612         18,691              18,691
------------------------------------------------------------------------------------------------------------------------------------
              Total Bonds                                                   26,353         26,616              26,616
     Redeemable preferred stocks                                               201            196                 196
------------------------------------------------------------------------------------------------------------------------------------
         Total Fixed Maturities                                             26,554         26,812              26,812
------------------------------------------------------------------------------------------------------------------------------------
Equity Securities:
     Common Stocks:
         Banks, trust and insurance companies                                   19             20                  20
         Industrial, miscellaneous and all other(2)                             75             59                  59
------------------------------------------------------------------------------------------------------------------------------------
              Total Common Stocks                                               94             79                  79
     Nonredeemable preferred stocks                                            492            467                 467
------------------------------------------------------------------------------------------------------------------------------------
         Total Equity Securities                                               586            546                 546
------------------------------------------------------------------------------------------------------------------------------------
Mortgage Loans                                                               2,187                              2,187
Real Estate Held For Sale                                                       31                                 31
Policy Loans                                                                 1,249                              1,249
Short-Term Securities                                                        2,136                              2,136
Other Investments(3)(4)(5)                                                   2,963                              2,931
------------------------------------------------------------------------------------------------------------------------------------
         Total Investments                                                 $35,706                            $35,892
------------------------------------------------------------------------------------------------------------------------------------

(1) Determined in accordance with methods described in Notes 1 and 4 of the Notes to Consolidated Financial Statements.

(2)  Excludes $46 million related party investment.

(3)  Excludes $987 million fair value of Citigroup Inc. preferred stock. See
     Note 14 of Notes to Consolidated Financial Statements.

(4) Also excludes $308 million fair value of investment in affiliated partnership interests.

(5) Includes derivatives marked to market and recorded at fair value in the balance sheet.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                                  SCHEDULE III
                       SUPPLEMENTARY INSURANCE INFORMATION
                                 ($ in millions)


------------------------------------------------------------------------------------------------------------------------------------
                                        FUTURE
                                        POLICY
                                        BENEFITS,                                                  AMORTIZATION
                           DEFERRED     LOSSES,      OTHER POLICY                       BENEFITS,  OF  DEFERRED
                           POLICY       CLAIMS AND   CLAIMS AND             NET         CLAIMS     POLICY        OTHER
                           ACQUISITION  LOSS         BENEFITS      PREMIUM  INVESTMENT  AND        ACQUISITION   OPERATING  PREMIUMS
                           COSTS        EXPENSES(1)  PAYABLE       REVENUE  INCOME      LOSSES(2)  COSTS         EXPENSES   WRITTEN
-----------------------------------------------------------------------------------------------------------------------------------
                                                                        2000

Travelers Life & Annuity    $1,291        $29,377      $321        $  860   $2,450      $2,294     $166           $233       $ 859
Primerica Life               1,698          2,856       140         1,106      280         496      181            230       1,115
------------------------------------------------------------------------------------------------------------------------------------
Total                       $2,989        $32,233      $461        $1,966   $2,730      $2,790     $347           $463      $1,974
====================================================================================================================================
                                                                        1999

Travelers Life & Annuity    $1,081        $26,958      $280         $ 656   $2,249      $1,954     $127           $322       $ 666
Primerica Life               1,607          2,734       158         1,072      257         488      188            197       1,080
------------------------------------------------------------------------------------------------------------------------------------
Total                       $2,688        $29,692      $438        $1,728   $2,506      $2,442     $315           $519      $1,746
====================================================================================================================================
                                                                        1998

Travelers Life & Annuity     $ 779        $26,068      $232         $ 670   $1,965      $1,854     $ 88            $306      $ 683
Primerica Life               1,538          2,619       146         1,057      220         484      187             199      1,068
------------------------------------------------------------------------------------------------------------------------------------
Total                       $2,317        $28,687      $378        $1,727   $2,185      $2,338     $275            $505     $1,751
====================================================================================================================================

(1) Includes contractholder funds.

(2) Includes interest credited to contractholders.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                                   SCHEDULE IV
                                   REINSURANCE
                                 ($ in millions)

----------------------------------------------------------------------------------------------------------------
                                                                                                      PERCENTAGE
                                                                CEDED TO      ASSUMED                 OF  AMOUNT
                                                     GROSS       OTHER       FROM OTHER      NET        ASSUMED
                                                    AMOUNT     COMPANIES     COMPANIES      AMOUNT      TO NET
----------------------------------------------------------------------------------------------------------------
                                                                          2000
                                                                          ----

       Life Insurance In Force                    $480,958      $252,498      $3,692       $232,152      1.6%
       Premiums:
            Life insurance                          $2,106        $  330        $ --         $1,776       --
            Accident and health insurance              322           132          --            190       --
            Property casualty                          216           216          --             --       --
                                                  --------      --------      ------       --------      -----
                Total Premiums                      $2,644        $  678        $ --         $1,966       --
                                                  ========      ========      ======       ========      =====
                                                                          1999
                                                                          ----
       Life Insurance In Force                    $457,541      $222,522      $3,723       $238,742      1.6%
       Premiums:
            Life insurance                         $ 1,768        $  313         $--        $ 1,455       --
            Accident and health insurance              287            14          --            273       --
            Property casualty                          193           193          --             --       --
                                                  --------      --------      ------       --------      -----
                Total Premiums                     $ 2,248        $  520        $ --        $ 1,728       --
                                                  ========      ========      ======       ========      =====
                                                                          1998
                                                                          ----
       Life Insurance In Force                    $439,784      $201,294       $ 105       $238,595       --
       Premiums:
            Life insurance                         $ 1,784        $  304        $ --        $ 1,480       --
            Accident and health insurance              264            17          --            247       --
            Property casualty                          238           238          --             --       --
                                                  --------      --------      ------       --------      -----
                Total Premiums                     $ 2,286        $  559        $ --        $ 1,727       --
                                                  ========      ========      ======       ========      =====

                    Travelers Protected Equity Portfolio


                     STATEMENT OF ADDITIONAL INFORMATION

               THE TRAVELERS FUND BD III FOR VARIABLE ANNUITIES












                     Individual Variable Annuity Contract
                                  issued by





                       The Travelers Insurance Company
                               One Tower Square
                         Hartford, Connecticut 06183














L-12949S                                                        October 2001

                                     PART C

                                Other Information


Item 24. Financial Statements and Exhibits

(a) The financial statements of the Registrant and the Report of Independent Accountants thereto are contained in the Registrant's Annual Report and are included in the Statement of Additional Information. The financial statements of the Registrant include:

           Statement of Assets and Liabilities as of December 31, 2000 Statement of Operations for the year ended December 31, 2000 Statement of Changes in Net Assets for the years ended December 31, 2000 and 1999
           Statement of Investments as of December 31, 2000
           Notes to Financial Statements

      The consolidated financial statements of The Travelers Insurance Company and subsidiaries and the report of Independent Accountants, are contained in the Statement of Additional Information. The consolidated financial statements of The Travelers Insurance Company and subsidiaries include:

           Consolidated Statements of Income for the years ended December 31, 2000, 1999 and 1998
           Consolidated Balance Sheets as of December 31, 2000 and 1999 Consolidated Statements of Changes in Retained Earnings and Accumulated Other Changes in Equity from Non-Owner Sources for the years ended December 31, 2000, 1999 and 1998
           Consolidated Statements of Cash Flows for the years ended December 31, 2000, 1999 and 1998
           Notes to Consolidated Financial Statements

(b)      Exhibits

1. Resolution of The Travelers Insurance Company Board of Directors authorizing the establishment of the Registrant. (Incorporated herein by reference to Exhibit 1 to the Registration Statement on Form N-4, filed May 23, 1997.)

2.       Not Applicable.

3(a). Distribution and Principal Underwriting Agreement among the Registrant, The Travelers Insurance Company and Travelers Distribution LLC (Incorporated herein by reference to Exhibit 3(a) to Post Effective Amendment No. 4 to the Registration Statement on Form N-4, File No. 333-58783 filed February 26, 2001.)

3(b). Selling Agreement. (Incorporated herein by reference to Exhibit 3(b) to Post-Effective Amendment No. 4 to the Registration Statement on Form N-4, File No. 333-27689 filed April 6, 2001.)

4.       Form of Variable Annuity Contract.

5. Application. (Incorporated herein by reference to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-4, filed August 12, 1997.)

6(a). Charter of The Travelers Insurance Company, as amended on October 19, 1994. (Incorporated herein by reference to Exhibit 3(a)(i) to Registration Statement on Form S-2, File No. 33-58677, filed via Edgar on April 18, 1995.)

6(b). By-Laws of The Travelers Insurance Company, as amended on October 20, 1994. (Incorporated herein by reference to Exhibit 3(b)(i) to the Registration Statement on Form S-2, File No. 33-58677, filed via Edgar on April 18, 1995.)

8. Participation Agreements. (Incorporated herein by reference to Exhibit 8 to Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6, File No. 333-96521 filed May 24, 2000.)

9.       Opinion of Counsel as to the legality of securities being registered.

10.      Consent of KPMG LLP, Independent Certified Public Accountants.

13.      Computation of Total Return Calculations - Standardized and
         Non-Standardized.

15(a). Powers of Attorney authorizing Ernest J. Wright or Kathleen A. McGah as signatory for George C. Kokulis, Katherine M. Sullivan and Glenn D. Lammey. (Incorporated herein by reference to Exhibit 15(b) to Post-Effective Amendment No. 3 to the Registration Statement on Form N-4 filed April 13, 2000.)

15(b). Powers of Attorney authorizing Ernest J. Wright or Kathleen A. McGah as signatory for Glenn D. Lammey amd Marla Berman Lewitus. (Incorporated herein by reference to Exhibit 15(b) to Post-Effective Amendment No. 3 to the Registration Statement on Form N-File No. 333-70657, filed February 26, 2001.)

15(c) Power of Attorney authorizing Ernest J. Wright or Kathleen A. McGah as signatory for William R. Hogan. (Incorporated herein by reference to Exhibit 15(c) to Post-Effective Amendment No. 4 to the Registration Statement on Form N-File No. 333-27689, filed April 6, 2001.)


Item 25. Directors and Officers of the Depositor

Name and Principal                              Positions and Offices
Business Address                                with Insurance Company
----------------                                ----------------------
George C. Kokulis*                              Director, President and Chief Executive Officer
Glenn D. Lammey*                                Director, Executive Vice President, Chief Financial
                                                     Officer, Chief Accounting Officer and Controller
Stuart Baritz***                                Senior Vice President
William H. Heyman**                             Senior Vice President
William R. Hogan*                               Director, Senior Vice President
Madelyn Lankton*                                Senior Vice President and Chief Information Officer
Marla Berman Lewitus*                           Director, Senior Vice President and General Counsel
Brendan Lynch*                                  Senior Vice President
Warren H. May*                                  Senior Vice President
Laura Pantaleo***                               Senior Vice President
Kathleen Preston*                               Senior Vice President
Robert J. Price**                               Senior Vice President
David A. Tyson*                                 Senior Vice President

F. Denney Voss**                                Senior Vice President
David A. Golino*                                Vice President and Controller
Donald R. Munson, Jr.*                          Vice President
Tim W. Still*                                   Vice President
Linn K. Richardson*                             Second Vice President and Actuary
Paul Weissman*                                  Second Vice President and Actuary
Ernest J. Wright*                               Vice President and Secretary
Kathleen A. McGah*                              Assistant Secretary and
                                                     Deputy General Counsel

Principal Business Address:
*      The Travelers Insurance Company                **    Citigroup Inc.
       One Tower Square                                     399 Park Avenue
       Hartford, CT  06183                                  New York, N.Y. 10048

***    Travelers Portfolio Group
       1345 Avenue of the Americas
       New York, NY 10105



Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

         Incorporated herein by reference to Exhibit 16 to Post-Effective Amendment No. 4 to the Registration Statement on Form N-4, File No. 333-27689, filed April 6, 2001.


Item 27. Number of Contract Owners

             None.


Item 28. Indemnification

Sections 33-770 to 33-778, inclusive of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is wholly successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation and in all other cases, his conduct was at least not opposed to the best interests of the corporation, and in a criminal case he had no reasonable cause to believe his conduct was unlawful; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

Citigroup Inc. also provides liability insurance for its directors and officers and the directors and officers of its subsidiaries, including the Registrant. This insurance provides for coverage against loss from claims made against directors and officers in their capacity as such, including, subject to certain exceptions, liabilities under the federal securities laws.

Rule 484 Undertaking

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


Item 29. Principal Underwriter

(a)      Travelers Distribution LLC
         One Tower Square
         Hartford, CT 06183

Travelers Distribution LLC also serves as principal underwriter and distributor for the following funds:

The Travelers Fund U for Variable Annuities, The Travelers Fund VA for Variable Annuities, The Travelers Fund BD for Variable Annuities, The Travelers Fund BD II for Variable Annuities, The Travelers Fund BD IV for Variable Annuities, The Travelers Fund ABD for Variable Annuities, The Travelers Fund ABD II for Variable Annuities, The Travelers Separate Account PF for Variable Annuities, The Travelers Separate Account PF II for Variable Annuities, The Travelers Separate Account QP for Variable Annuities, The Travelers Separate Account TM for Variable Annuities, The Travelers Separate Account TM II for Variable Annuities, The Travelers Separate Account Five for Variable Annuities, The Travelers Separate Account Six for Variable Annuities, The Travelers Separate Account Seven for Variable Annuities, The Travelers Separate Account Eight for Variable Annuities, The Travelers Separate Account Nine for Variable Annuities, The Travelers Separate Account Ten for Variable Annuities, The Travelers Fund UL for Variable Life Insurance, The Travelers Fund UL II for Variable Life Insurance, The Travelers Fund UL III for Variable Life Insurance, The Travelers Variable Life Insurance Separate Account One, The Travelers Variable Life Insurance Separate Account Two, The Travelers Variable Life Insurance Separate Account Three, The Travelers Variable Life Insurance Separate Account Four, The Travelers Separate Account MGA, The Travelers Separate Account MGA II, The Travelers Growth and Income Stock Account for Variable Annuities, The Travelers Quality Bond Account for Variable Annuities, The Travelers Money Market Account for Variable Annuities, The Travelers Timed Growth and Income Stock Account for Variable Annuities, The Travelers Timed Short-Term Bond Account for Variable Annuities and The Travelers Timed Aggressive Stock Account for Variable Annuities, Citicorp Life Variable Annuity Separate Account and First Citicorp Life Variable Annuity Separate Account.

(b) The information required by this Item 29 with respect to each director and officer of Travelers Distribution LLC is incorporated by reference to Schedule A of Form BD filed by Travelers Distribution LLC pursuant to the Securities and Exchange Act of 1934 (File No. 8-50244).

(c)      Not Applicable


Item 30. Location of Accounts and Records

         The Travelers Insurance Company
         One Tower Square
         Hartford, Connecticut  06183


Item 31. Management Services

Not applicable.


Item 32.  Undertakings

The undersigned Registrant hereby undertakes:

(a) To file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for so long as payments under the variable annuity contracts may be accepted;

(b) To include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c) To deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

The Company hereby represents:

(a). That the aggregate charges under the Contracts of the Registrant described herein are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                   SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf in the City of Hartford, State of Connecticut, on the 10th day of October 2001.


                THE TRAVELERS FUND BD III FOR VARIABLE ANNUITIES
                                  (Registrant)

                         THE TRAVELERS INSURANCE COMPANY
                                   (Depositor)


                               By:*GLENN D. LAMMEY
                                  ---------------------------------------------
                                  Glenn D. Lammey, Chief Financial Officer,
                                  Chief Accounting Officer


As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 10th day of October 2001.


*GEORGE C. KOKULIS                        Director, President and Chief Executive Officer
----------------------                    (Principal Executive Officer)
(George C. Kokulis)


*GLENN D. LAMMEY                          Director, Chief Financial Officer,
----------------------                    Chief Accounting Officer
(Glenn D. Lammey)                         (Principal Financial Officer)


*MARLA BERMAN LEWITUS                     Director
----------------------
(Marla Berman Lewitus)


*WILLIAM R. HOGAN                         Director
----------------------
(William R. Hogan)




*By:  /s/Ernest J. Wright, Attorney-in-Fact

                                  EXHIBIT INDEX

Exhibit
No.           Description                                                                    Method of Filing
---           -----------                                                                    ----------------
4.            Form of Variable Annuity Contract.                                             Electronically

9.            Opinion of Counsel as to the legality of securities                            Electronically
              being registered.

10            Consent of KPMG LLP, Independent Certified                                     Electronically
              Public Accountants.

13            Computation of Total Return Calculations -                                     Electronically
              Standardized and Non-Standardized.